Exhibit 2.1

TRANSACTION AGREEMENT

by and among

CHICAGO BRIDGE & IRON COMPANY N.V.,

CRYSTAL ACQUISITION SUBSIDIARY INC

and

THE SHAW GROUP INC.

dated as of

July 30, 2012

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INDEX OF DEFINED TERMS

Page
2006 Bond Trust Deed	81
2006 Bonds	81
Acceptable Confidentiality Agreement	50
Acquiror	Preamble
Acquiror Adverse Recommendation Change	53
Acquiror Boards	Recitals
Acquiror Common Stock	3
Acquiror Disclosure Letter	32
Acquiror Financial Statements	36
Acquiror Material Adverse Effect	81
Acquiror Option	35
Acquiror Permits	38
Acquiror Recommendation	34
Acquiror Rights	35
Acquiror SEC Documents	36
Acquiror Shareholder Approval	33
Acquiror Special Meeting	55
Acquiror Stock Plans	82
Acquiror Stock Price	82
Acquisition Sub	Preamble
Action	82
Adjusted Option	7
Adjusted SAR	7
Adjusted Share Unit	8
Affiliates	82
Agreement	Preamble
Alternative Financing	65
Anti-Bribery Laws	18
Antitrust Authority	82
Antitrust Laws	83
Atomic Energy Act	12
BIS	18
Book-Entry Share	3
Business Day	83
Cash Consideration	3
Cash-Settled Share Unit	8
Certificate of Merger	2
Certificates	3
CFIUS	83
CFIUS Approval	83
Closing	1
Closing Date	1
Code	83
Commitment Letter	42
Company	Preamble
Company Adverse Recommendation Change	51
Company Board	11
Company Common Stock	13
Company Disclosure Letter	10
Company Equity Awards	9
Company Financial Statements	15
Company Material Adverse Effect	83
Company Non-Union Employees	62
Company Permits	17
Company Plan	23
Company Recommendation	12
Company Related Parties	81
Company SEC Documents	15
Company Shareholder Approval	12
Company Special Meeting	55
Company Stock Plans	84
Company Superior Proposal	84
Company Takeover Proposal	84
Company Transfers	46
Company Union Employees	63
Confidentiality Agreement	50
Contract	85
Conversion Consideration	3
Convocation	55
Covered Employees	23
D&O Insurance	61
DDTC	18
Deed of Charge	85
Divestiture Action	57
DOE	18
DSS	58
E&C Agreement	85
E&C Sale	85
Effective Time	2
Encumbrance	85
Environmental Laws	85
Environmental Permits	85
Equity Award Consideration	85
Equity Award Exchange Ratio	9
ERISA	23
ERISA Affiliate	85
Exchange Act	12
Exchange Agent	4
Exchange Fund	4
Exchange Ratio	3
Financing	42
Financing Failure Termination Fee	75
Financing Parties	81
Financing Sources	42
FOCI	59
Form S-4	12
GAAP	14
Government Contracts	29
Government Prime Contractor	29
Government Subcontractor	29
Governmental Entity	12
Holdco Shares	85
Holdcos	85
HSR Act	12
Indebtedness	86
Indemnified Parties	61
Intellectual Property Rights	86
International Trade Authorizations	19
International Trade Laws	18
Intervening Event	86
Intervening Event Recommendation Change	52
IRS	86
Joint Proxy Statement	22
Knowledge	87
Law	87
LBCL	1
Leased Real Property	87
Marketing Period	87
Material Contract	21
Materials of Environmental Concern	87
Maturity Date	87
Merger	1
Merger Consideration	3
Multiemployer Plan	23
NEH	87
New Plans	62
NISPOM	58
Non-U.S. Plan	24
NRC	12
Nuclear Regulatory Agencies	12
Nuclear Regulatory Approvals	59
OFAC	18
Old Plans	63
Option	7
Order	88
Outside Date	72
Owned Real Property	88
Partial Termination Fee	76
Per Share Cash Amount	3
Permitted Encumbrances	88
Person	88
Post-Signing Share Unit	8
Pre-Signing Share Units	8
Put Option Agreements	88
Put Price	88
Put Right	89
Representatives	49
Required Information	65
Restraints	69
Restricted Person	19
Reverse Termination Fee	75
Rights	14
SAR	7
SEC	89
Second Phase Information Request	57
Second Request	57
Securities Act	12
Share Units	89
Shares	Recitals
Site	89
SOX	15
Stock-Settled Share Unit	8
Subsidiary	89
Surviving Corporation	1
Tax or Taxes	89
Tax Return or Tax Returns	89
Termination Fee	74
Toshiba	89
Transaction Documents	89
Transactions	6
Trustee	89
UK Put Option Agreement	89
Union Agreements	63
Unrestricted Cash	89
US Put Option Agreement	89
WARN Act	17
willful and material breach	74

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TRANSACTION AGREEMENT

TRANSACTION AGREEMENT (this “Agreement”), dated as of July 30, 2012, by and among Chicago Bridge & Iron Company N.V., a limited liability company (naamloze vennootschap) with corporate seat in Amsterdam, the Netherlands, having its registered office at Oostduinlaan 75, 2596 JJ ‘s-Gravenhage, the Netherlands (“Acquiror”), Crystal Acquisition Subsidiary Inc, a Louisiana corporation (“Acquisition Sub”), and The Shaw Group Inc., a Louisiana corporation (the “Company”).

RECITALS

WHEREAS, the Board of Directors of Acquisition Sub and the Supervisory Board and Management Board of Acquiror (the “Acquiror Boards”) and the Board of Directors of the Company each has approved and declares advisable and in the best interests of their respective shareholders this Agreement and the acquisition of the Company by Acquiror by means of a merger of Acquisition Sub with and into the Company upon the terms and subject to the conditions set forth in this Agreement, whereby each issued and outstanding share of the Company Common Stock (such issued and outstanding shares of the Company Common Stock, collectively, the “Shares”), other than Shares owned by Acquiror, Acquisition Sub, any direct or indirect wholly owned Subsidiary of Acquiror or any wholly owned Subsidiary of the Company, any shares of Company Common Stock held in the treasury of the Company, and any Shares held by a holder exercising dissenters’ rights in accordance with Section 2.4, will be converted into the right to receive the Merger Consideration.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth in this Agreement, the receipt and sufficiency of which are hereby acknowledged, upon the terms and subject to the conditions of this Agreement, the parties to this Agreement agree as follows:

Article I

THE MERGER

Section 1.1         The Merger.  Upon the terms and subject to the conditions of this Agreement and in accordance with the Business Corporation Law of the State of Louisiana (the “LBCL”), at the Effective Time, Acquisition Sub will be merged with and into the Company (the “Merger”), the separate corporate existence of Acquisition Sub will cease, and the Company will continue as the surviving corporation under the name “The Shaw Group”.  The Company as the surviving corporation after the Merger is referred to in this Agreement as the “Surviving Corporation.”

Section 1.2         Closing.  The closing of the Merger (the “Closing”) shall take place at 10:00 a.m. on the third Business Day after the satisfaction or waiver of all of the conditions (other than any condition that by its nature cannot be satisfied until the Closing, but subject to satisfaction or waiver of any such condition)

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set forth in Article VII, at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, unless another date or place is agreed to in writing by the parties to this Agreement (the date of the Closing being the “Closing Date”); provided, however  that if the Marketing Period has not ended at the time of satisfaction or waiver of all of the conditions (other than any condition that by its nature cannot be satisfied until the Closing, but subject to satisfaction or waiver of any such condition) set forth in Article VII, the Closing shall occur on the earlier to occur of (a) a date during the Marketing Period specified by Acquiror on no less than three (3) Business Days’ notice to the Company and (b) the third Business Day immediately following the final day of the Marketing Period (subject in each case to the satisfaction or waiver of all of the conditions (other than any condition that by its nature cannot be satisfied until the Closing, but subject to satisfaction or waiver of any such condition) set forth in Article VII for the Closing as of the date determined pursuant to this proviso), or such other date, time, or place as agreed to in writing by the parties hereto; provided, further, that in any event the Closing shall not occur prior to February 13, 2013.

Section 1.3         Effective Time.  The parties to this Agreement shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) on the Closing Date (or on such other date as Acquiror and the Company may agree in writing) with the Secretary of State of the State of Louisiana, in such form as required by, and executed in accordance with, the applicable provisions of the LBCL (the date and time of the filing of the Certificate of Merger with the Secretary of State of the State of Louisiana, or such later time as is specified in the Certificate of Merger and as is agreed to by Acquiror and the Company in writing, being the “Effective Time”).

Section 1.4         Effect of the Merger.  The Merger shall have the effects set forth in Section 12:115 of the LBCL.  Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers, franchises and authority of the Company and Acquisition Sub shall vest in the Surviving Corporation and all debts, liabilities and duties of the Company and Acquisition Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 1.5         Articles of Incorporation and By-Laws of the Surviving Corporation.  At the Effective Time, the Restated Articles of Incorporation and Amended and Restated By-Laws of the Company, as in effect immediately prior to the Effective Time, shall as of the Effective Time become the articles of incorporation and by-laws of the Surviving Corporation until thereafter amended as provided therein or by applicable Law.

Section 1.6         Directors and Officers of the Surviving Corporation.  The directors of Acquisition Sub immediately before the Effective Time will be the initial directors of the Surviving Corporation and the officers of the Company immediately before the Effective Time will be the initial officers of the Surviving Corporation, in each case until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and by-laws of the Surviving Corporation.

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Section 1.7         Subsequent Actions.  If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation, its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Acquisition Sub vested in or to be vested in the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or Acquisition Sub, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each such corporation or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

Article II

EFFECT OF THE MERGER ON CAPITAL STOCK

Section 2.1         Conversion of Securities.  At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror, Acquisition Sub, the Company or the holders of Shares or securities of the Company, Acquiror or Acquisition Sub:

(a)                Each Share issued and outstanding immediately prior to the Effective Time (other than any Shares to be cancelled pursuant to Section 2.1(b)(i) or any Shares to be converted into shares of the Surviving Corporation pursuant to Section 2.1(b)(ii)) and other than as provided in Section 2.4) will be cancelled and extinguished and be converted into the right to receive the following consideration, payable to the holder of each Share (the “Merger Consideration”) upon surrender of either the certificate formerly representing such Share (“Certificates”) or any corresponding book-entry Share (“Book-Entry Share”) in the manner provided in Section 2.2: (i) $41.00 in cash, without interest (the “Per Share Cash Amount”) (the “Cash Consideration”) and (ii) the right to receive from Acquiror an additional amount of cash (the “Conversion Consideration”) in euros equal to the par value of 0.12883 (the “Exchange Ratio”) shares of common stock, par value EUR 0.01 per share, of Acquiror (“Acquiror Common Stock”), which Conversion Consideration will not actually be paid to the holders of Shares but will instead be converted into shares of Acquiror Common Stock immediately following the Effective Time, as more fully set forth in Section 2.1(d).  All Shares, when so converted into the Merger Consideration, will no longer be outstanding and will be automatically cancelled, retired and cease to exist.  Each holder of Certificates or Book-Entry Shares will cease to have any rights with respect to such Shares, except the right to receive (i) the Merger Consideration for such Shares upon the surrender of such Certificates or Book-Entry Shares in accordance with Section 2.2, without interest and (ii) any cash to be paid in lieu of any fractional share of Acquiror Common Stock in accordance with Section 2.6.

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(b)               (i)         Each share of Company Common Stock held in the treasury of the Company and each Share owned directly by Acquiror or Acquisition Sub immediately before the Effective Time shall be cancelled and extinguished, and no payment or other consideration will be made with respect to such shares.

(ii)            Each Share held by any direct or indirect wholly owned Subsidiary of the Company, any direct or indirect wholly owned Subsidiary of Acquiror (other than Acquisition Sub) or any direct or indirect wholly owned Subsidiary of Acquisition Sub immediately prior to the Effective Time shall be converted into such number of shares of common stock, no par value, of the Surviving Corporation such that the ownership percentage of any such Subsidiary in the Surviving Corporation immediately following the Effective Time shall equal the ownership percentage of such Subsidiary in the Company immediately prior to the Effective Time.

(c)                Each share of common stock, no par value, of Acquisition Sub issued and outstanding immediately before the Effective Time will thereafter represent one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

(d)               Immediately following the Effective Time, without any further action by Acquiror, Acquisition Sub, the Company or the holders of Shares or securities of the Company, Acquiror or Acquisition Sub, the Conversion Consideration otherwise (but for the provisions of this Section 2.1(d)) payable to each former holder of Shares will be converted automatically into an aggregate number of shares of Acquiror Common Stock equal to the total amount of Conversion Consideration payable to such holder of Shares as set forth in Section 2.1(a), divided by the par value of a single share of Acquiror Common Stock, subject to Section 2.6. The shares of Acquiror Common Stock issuable to each former holder of Shares pursuant to the preceding sentence will, for all purposes of Dutch Law, be deemed to be fully paid (volgestort) by way of setoff (verrekening) against the obligation of Acquiror to pay Conversion Consideration to such former holder of Shares as set forth in Section 2.1(a).

(e)                The shares of Acquiror Common Stock to be issued to former holders of Shares pursuant to Section 2.1(d) will be issued by way of notation by the Company in the shareholders register (aandeelhoudersregister) of Acquiror, without the need for any further formalities and without the need for any delivery of share certificates (aandeelbewijzen) representing such shares of Acquiror Common Stock, except if and to the extent that a Person receiving shares of Acquiror Common Stock pursuant to Section 2.1(d) specifically requests Acquiror in writing to deliver share certificates representing such Shares to such Person, in which case Acquiror will deliver share certificates to such Person representing the appropriate number of shares of Acquiror Common Stock, in accordance with Acquiror’s normal procedures for delivery of share certificates upon request by holders of Acquiror Common Stock. The Company shall not be obligated to make the notation on Acquiror’s shareholders register referred to in the preceding sentence in respect of any former holder of Shares, or to deliver share certificates to any former holder of Shares as referred to in the preceding sentence, except if and to the extent that the Acquiror has received notice from the Exchange Agent pursuant to Section 2.2(b)(i) that the relevant former holder of Shares has surrendered his Certificates or Book-Entry Shares to the Exchange Agent in accordance with the procedures set forth in Section 2.2(b)(i).

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Section 2.2         Payment; Surrender of Shares; Stock Transfer Books.

(a)                Prior to the Effective Time, Acquiror will designate a national bank or trust company, that is reasonably satisfactory to the Company, to act as agent for the holders of Shares in connection with the Merger (the “Exchange Agent”) to receive the cash necessary to make the cash payments contemplated by Section 2.1(a) after giving effect to the provisions of Section 2.1(d).  Promptly after the Effective Time and in any event not later than two Business Days following the Effective Time, Acquiror or the Surviving Corporation shall deposit, or cause to be deposited, in trust with the Exchange Agent in a separate account for the benefit of holders of Shares (the “Exchange Fund”) the aggregate cash to which such holders shall be entitled at the Effective Time pursuant to Section 2.1(a) after giving effect to the provisions of Section 2.1(d).  If for any reason the cash in the Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made by the Exchange Agent hereunder (including the payment of any cash to be paid in lieu of any fractional share of Acquiror Common Stock in accordance with Section 2.6), the Surviving Corporation shall promptly deposit cash into the Exchange Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such payment obligations.

(b)               (i)         As soon as reasonably practicable after the Effective Time, and in any event within five Business Days thereafter, the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of a Certificate or Book-Entry Share whose Shares were converted into the right to receive the Merger Consideration (A) a letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon proper delivery of the Certificates to the Exchange Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal, and such letter of transmittal will be in customary form) and (B) instructions for use in effecting the surrender of the Certificates or, in the case of Book-Entry Shares, the surrender of such Book-Entry Shares in exchange for the Merger Consideration.  Each holder of Certificates or Book-Entry Shares may thereafter until the first anniversary of the Effective Time surrender such Certificates or Book-Entry Shares to the Exchange Agent under cover of the letter of transmittal, as agent for such holder.  Upon delivery of a duly completed and validly executed letter of transmittal and the surrender of Certificates or Book-Entry Shares on or before the first anniversary of the Effective Time, Acquiror shall cause the Exchange Agent to pay the holder of such Certificates or Book-Entry Shares, in exchange for the Certificates or Book-Entry Shares, cash in an amount equal to the Per Share Cash Amount multiplied by the number of Shares represented by such Certificates or Book-Entry Shares plus cash payable in lieu of fractional shares of Acquiror Common Stock pursuant to Section 2.6.  Until so surrendered, Certificates or Book-Entry Shares (other than Shares held by Acquiror, Acquisition Sub, or any direct or indirect wholly owned Subsidiary of Acquiror, direct or indirect wholly owned Subsidiary of the Company or direct or indirect wholly owned Subsidiary of Acquisition Sub, and Shares held in the treasury of the Company) will represent solely the right to receive the aggregate Merger Consideration relating to the Shares represented by such Certificates or Book-Entry Shares.  The Exchange Agent will, within five days of any surrender of Certificates or Book-Entry Shares pursuant to this Section 2.2(b)(i), notify Acquiror of such surrender, whereupon Acquiror will, in accordance with its normal procedures for issuance of new shares, make the appropriate entries in Acquiror’s shareholders register, as set forth in Section 2.1(e), in respect of the number of shares of Acquiror

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Common Stock issuable upon such surrender of Certificates or Book-Entry Shares pursuant to Section 2.1(d), taking into account (to the extent applicable) the provisions of Section 2.2(b)(ii).

(ii)            If all or any portion of the Cash Consideration, or all or any portion of the shares of Acquiror Common Stock issuable pursuant to Section 2.1(d), in each case in respect of cancelled Shares, is to be paid or issued to a Person other than the Person in whose name surrendered Certificates are registered, it will be a condition to such payment or issuance, as applicable, that (A) the Certificates so surrendered will be properly endorsed or otherwise be in proper form for transfer and that (B) the Person requesting payment of Cash Consideration, or issuance of shares of Acquiror Common Stock, to a person other than the Person in whose name the relevant surrendered Certificates are registered, shall have paid any transfer and other Taxes required by reason of such payment of Cash Consideration, or issuance of shares of Acquiror Common Stock, to a person other than the registered holder of the Certificates surrendered, or shall have established to the satisfaction of the Exchange Agent and Acquiror that such Tax is not applicable.  The Merger Consideration paid upon the surrender for exchange of Certificates in accordance with the terms of this Article II, including shares of Acquiror Common Stock issued pursuant to Section 2.1(d), will be deemed to have been paid in full satisfaction of all rights pertaining to the Shares theretofore represented by such Certificates.

(c)                At the Effective Time, the stock transfer books of the Company will be closed and there will not be any further registration of transfers of any shares of the Company’s capital stock thereafter on the records of the Company.  From and after the Effective Time, the holders of Certificates and Book-Entry Shares will cease to have any rights with respect to any Shares, except as otherwise provided for in this Agreement or by applicable Law.  If, after the Effective Time, Certificates or Book-Entry Shares (other than Certificates or Book-Entry Shares representing Shares held by Acquiror, Acquisition Sub or any direct or indirect wholly owned Subsidiary of Acquiror, direct or indirect wholly owned Subsidiary of the Company or direct or indirect wholly owned Subsidiary of Acquisition Sub, and Shares held in the treasury of the Company) are presented to the Surviving Corporation, they will be cancelled and exchanged for Merger Consideration, including shares of Acquiror Common Stock issuable pursuant to Section 2.1(d), as provided in this Article II.  No interest will accrue or be paid on any cash payable upon the surrender of Certificates or Book-Entry Shares which immediately before the Effective Time represented the Shares.

(d)               Promptly following the date which is one year after the Effective Time, the Surviving Corporation will be entitled to require the Exchange Agent to deliver to it any cash, including any interest received with respect to such cash, Certificates and other documents in its possession relating to the Merger and the other transactions contemplated by this Agreement (together with the Merger, the “Transactions”), which had been made available to the Exchange Agent and which have not been disbursed to holders of Certificates or Book-Entry Shares or previously delivered to the Surviving Corporation, and thereafter such holders will be entitled to look to (i) the Surviving Corporation (subject to abandoned property, escheat or similar Laws) only as general creditors of the Surviving Corporation with respect to the Cash Consideration payable upon due surrender of their Certificates or Book-Entry Shares, without any interest on such Cash Consideration and (ii) to Acquiror, with respect to the shares of Acquiror Common Stock issuable pursuant to Section 2.1(d) upon surrender of their Certificates

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or Book-Entry Shares.  Notwithstanding the foregoing, none of Acquiror, the Surviving Corporation, any Subsidiary of Acquiror or the Exchange Agent will be liable to any holder of Certificates or Book-Entry Shares for Merger Consideration delivered to a Governmental Entity pursuant to any applicable abandoned property, escheat or similar Law.  The obligation of Acquiror to issue shares of Acquiror Common Stock pursuant to the Merger to any former holder of Shares shall absolutely and finally terminate and expire (vervallen), without any limitation or restriction whatsoever, at such time as such former holder of Shares, as a result of abandoned property, escheat or similar Laws applicable within the United States, or for any other reason based on Laws applicable within the United States, ceases to be entitled to receive from the Surviving Corporation the Cash Consideration in respect of such holder’s Shares.

(e)                Notwithstanding any provision in this Agreement to the contrary, Acquiror, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from cash amounts payable under this Agreement, such amounts as are required to be withheld or deducted under the Code, the rules and regulations promulgated thereunder, or any provision of state, local or foreign Tax Law with respect to the making of such payment.  To the extent that amounts are so withheld or deducted and paid over to the applicable Governmental Entity, such withheld or deducted amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding were made.

(f)                If any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Acquiror or the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as Acquiror or the Surviving Corporation may direct as indemnity against any Action that may be made against it with respect to such Certificate, the Exchange Agent shall (i) pay, in exchange for such lost, stolen or destroyed Certificate, the Cash Consideration to be paid in respect of the Shares represented by such Certificates as contemplated by this Article II and (ii) notify the Acquiror of such payment, whereupon the Acquiror will issue to the holder of the relevant lost, stolen or destroyed Certificate, in the manner set forth in Section 2.1(e), the appropriate number of shares of Acquiror Common Stock issuable in respect of the Shares represented by such lost, stolen or destroyed Certificate as set forth in Section 2.1(d).

Section 2.3         Treatment of Company Stock Plans.

(a)                Each option to purchase Shares granted pursuant to a Company Stock Plan, whether vested or unvested (each, an “Option”) that is outstanding immediately prior to the Effective Time, shall, as of the Effective Time, be converted into an option (an “Adjusted Option”) to purchase, on the same terms and conditions (including with respect to vesting and exercisability) as were applicable to such Option immediately prior to the Effective Time, the number of shares of Acquiror Common Stock, rounded down to the nearest whole share, determined by multiplying the number of Shares subject to such Option immediately prior to the Effective Time by the Equity Award Exchange Ratio, at an exercise price per share of Acquiror Common Stock, rounded up to the nearest whole cent, equal to the per share exercise price for the Shares otherwise purchasable pursuant to such Option immediately prior to the Effective Time divided by the Equity Award Exchange Ratio; provided, however, that the adjustments provided in this Section 2.3(a) with respect to any Options, whether or not they are “incentive stock options” as defined in Section 422 of the Code, are intended to be

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effected in a manner that is consistent with Section 424(a) of the Code and Section 409A of the Code.

(b)               Each stock appreciation right granted pursuant to a Company Stock Plan, whether vested or unvested (each, a “SAR”) that is outstanding immediately prior to the Effective Time, shall, as of the Effective Time, be converted into a stock appreciation right (an “Adjusted SAR”), on the same terms and conditions (including with respect to vesting and exercisability) as were applicable to such SAR immediately prior to the Effective Time, in respect of the number of shares of Acquiror Common Stock, rounded down to the nearest whole share, determined by multiplying the number of Shares subject to such SAR immediately prior to the Effective Time by the Equity Award Exchange Ratio, at an exercise price per share of Acquiror Common Stock rounded up to the nearest whole cent, equal to the per share exercise price for the Shares otherwise subject to such SAR immediately prior to the Effective Time divided by the Equity Award Exchange Ratio; provided, however, that the adjustments provided in this Section 2.3(b) with respect to any SARs are intended to be effected in a manner that is consistent with Section 409A of the Code.

(c)                Each award of a right under any Company Stock Plan that is outstanding as of the date of this Agreement (other than awards of Options or SARs, the treatment of which is specified in Section 2.3(a) and Section 2.3(b)) entitling the holder thereof to shares of Company Common Stock (or, at the option of the Company, cash) (each, a “Stock-Settled Share Unit”) and that remains outstanding or payable as of the Effective Time shall become fully vested and shall be cancelled and, in exchange therefor, each holder of a vested Stock-Settled Share Unit shall be entitled to receive the Merger Consideration in respect of each Share underlying the cancelled vested Stock-Settled Share Unit (with the Conversion Consideration so payable to such holder being immediately converted into the appropriate number of shares of Acquiror Common Stock as set forth in Section 2.1(d)), as soon as reasonably practicable (but in no event later than five Business Days) following the Effective Time; provided, however, in the event that payment of Cash Consideration, or issuance of shares of Acquiror Common Stock, to any holder of a Stock-Settled Share Unit pursuant to this sentence would cause any additional Taxes to be payable pursuant to Section 409A of the Code with respect to a Stock-Settled Share Unit, the payment of such Cash Consideration, or issuance of shares of Acquiror Common Stock, as applicable, shall instead be made at the time specified in the applicable Company Stock Plan and related award document.

(d)               Each award of a right under any Company Stock Plan that is outstanding as of the date hereof (other than awards of Options or SARs, the treatment of which is specified in Section 2.3(a) and Section 2.3(b)) entitling the holder thereof solely to cash equal to or based on the value of Shares (each, a “Cash-Settled Share Unit” and, together with the Stock-Settled Share Units, the “Pre-Signing Share Units”) and that remains outstanding or payable as of the Effective Time shall become fully vested and shall be cancelled and, in exchange therefor, each holder of a vested Cash-Settled Share Unit shall be entitled to receive an amount, in cash, equal to the Equity Award Consideration in respect of each Share underlying the cancelled vested Cash-Settled Share Unit, as soon as reasonably practicable (but in no event later than five Business Days) following the Effective Time; provided, however, in the event that such payment would cause any additional Taxes to be payable pursuant to Section 409A of the Code with respect to a Cash-Settled Share

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Unit, the payment shall instead be made at the time specified in the applicable Company Stock Plan and related award document.

(e)                Each award of a right under any Company Stock Plan that is granted after the date hereof as permitted under Section 5.1 entitling the holder thereof to shares of Company Common Stock or cash equal to or based on the value of Shares (each, a “Post-Signing Share Unit”) and that remains outstanding or payable as of the Effective Time shall be converted as of the Effective Time into (A) a restricted share unit award (an “Adjusted Share Unit”), with the same terms and conditions (including with respect to vesting) (provided that, to the extent necessary to comply with mandatory requirements of Dutch Law, the holder of such Adjusted Share Unit may be required to pay Acquiror the aggregate par value of the shares of Acquiror Common Stock issuable under such Adjusted Share Unit, prior to issuance of such shares to such holder) as were applicable to such Post-Signing Share Unit immediately prior to the Effective Time, covering the number of shares of Acquiror Common Stock, rounded down to the nearest whole share, determined by multiplying the number of Shares subject to such award immediately prior to the Effective Time by the Equity Award Exchange Ratio and (B) cash in lieu of any fractional Adjusted Share Unit lost to such rounding in the amount set forth in Section 2.6, which cash shall be payable as soon as reasonably practicable (but in no event later than five Business Days) following the Effective Time (provided, however, in the event that such cash payment would cause any additional Taxes to be payable pursuant to Section 409A of the Code with respect to a Post-Signing Share Unit, the payment shall instead be made at the time specified in the applicable Company Stock Plan and related award document).

(f)                “Equity Award Exchange Ratio” means the number equal to the quotient obtained by dividing (i) the Equity Award Consideration by (ii) the closing price of Acquiror Common Stock on the trading day immediately prior to the Closing Date, as reported by Bloomberg.

(g)               Each Employee Performance Cash Unit Award Agreement and Section 16 Officer Performance Cash Unit Award Agreement issued pursuant to the Company’s 2008 Omnibus Incentive Plan shall be subject to the terms of the first sentence of Section 6.8(a).

(h)               Prior to the Effective Time, the Company and Acquiror shall take all actions necessary to effectuate the treatment of the Options, SARs and Share Units (collectively, the “Company Equity Awards”) contemplated by this Section 2.3  and to ensure that neither any holder of a Company Equity Award nor any other participant in any Company Stock Plan shall have any right thereunder to acquire any securities of the Company or the Surviving Corporation or to receive any payment or benefit with respect to any award previously granted under the Company Stock Plan, except as provided in this Section 2.3.

(i)                 Acquiror shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Acquiror Common Stock for delivery upon exercise of the Adjusted Options, Adjusted SARs and Adjusted Share Units in accordance with this Section 2.3. As soon as reasonably practicable after the Effective Time, Acquiror shall file a registration statement on an appropriate form, or a post-effective amendment to a registration statement previously filed under the Securities Act, with respect to the shares of Acquiror Common Stock subject to such Adjusted Options, Adjusted SARs and Adjusted Share Units and shall maintain the effectiveness

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of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Adjusted Options, Adjusted SARs and Adjusted Share Units remain outstanding.  As of the Effective Time, Acquiror shall be responsible for the Company Stock Plans under which Adjusted Options, Adjusted SARs and Adjusted Share Units will be outstanding.

(j)                 Any payments made pursuant to this Agreement to any holder of a Pre-Signing Share Unit shall be net of all applicable Taxes that Acquisition Sub, the Surviving Corporation and the Exchange Agent, as the case may be, shall be required to deduct and withhold from such payments under the Code, the rules and regulations promulgated thereunder or any provision of applicable Law.  To the extent that amounts are so deducted and withheld by Acquiror, the Surviving Corporation or the Exchange Agent, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the applicable Pre-Signing Share Unit by Acquisition Sub, the Surviving Corporation or the Exchange Agent.

Section 2.4         Dissenting Shares. Notwithstanding Section 2.2, Shares outstanding immediately prior to the Effective Time and held by a holder who has voted against the Merger and who has properly exercised dissenters’ rights with respect thereto in accordance with Section 12:131 of the LBCL shall not be converted into the right to receive the Merger Consideration, and holders of such Shares shall instead be entitled to receive payment of the fair cash value of such Shares in accordance with Section 12:131 of the LBCL, unless such holder fails to perfect, withdraws or otherwise loses the right to payment of the fair cash value of such Shares under the LBCL. If, after the Effective Time, such holder fails to perfect, withdraws or otherwise loses the right to payment of the fair cash value of such Shares under the LBCL, such Shares shall be treated as if they had been converted as of the Effective Time into the right to receive (i) the Cash Consideration and (ii) (after giving effect to the provisions of Section 2.1(d) in respect of the Conversion Consideration otherwise payable to such holder) shares of Acquiror Common Stock as set forth in Section 2.1(d). The Company shall give Acquiror prompt notice of any demands received by the Company pursuant to Section 12:131 of the LBCL, and Acquiror, at its expense, shall have the right to direct all negotiations and proceedings with respect to such demands so long as Acquiror does not create any obligations for the Company effective prior to the Effective Time. Except with the prior written consent of Acquiror, the Company shall not make any payment with respect to, or offer to settle or settle, any such demands.

Section 2.5         Adjustments.  If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock, or securities convertible or exchangeable into or exercisable for shares of capital stock, of the Company or Acquiror shall occur as a result of any merger, business combination, reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the Per Share Cash Amount and/or the Exchange Ratio, as applicable, shall be appropriately adjusted to provide Acquiror and the holders of Shares the same economic benefit as contemplated by this Agreement prior to such event; provided  that nothing in this Section 2.5 shall be construed to permit the Company or Acquiror to take any action with respect to its securities that is prohibited by the terms of this Agreement.

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Section 2.6         Fractional Shares.  No certificate or scrip representing fractional shares of Acquiror Common Stock shall be issued upon the surrender for exchange of Certificates or with respect to Book-Entry Shares, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Acquiror. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock converted by virtue of the Merger who would otherwise have been entitled to receive a fraction of a share of Acquiror Common Stock, shall receive, in lieu of such fraction of a share of Acquiror Common Stock, cash, without interest, in United States dollars in an amount equal to such fractional part of a share of Acquiror Common Stock multiplied by the Acquiror Stock Price.

Article III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (i) the letter from the Company, dated the date of this Agreement, addressed to Acquiror (the “Company Disclosure Letter”), and (ii) the Company SEC Documents filed with the SEC between September 1, 2011 and the date of this Agreement (including information set forth in any exhibit thereto, but excluding any disclosure set forth in any risk factor section, any disclosure in any section relating to forward looking statements or any other statements that are predictive or primarily cautionary in nature other than historical facts included therein), the Company represents and warrants to Acquiror as follows.  Each disclosure in any section or subsection of the Company Disclosure Letter shall only qualify or modify another section or subsection of the representations and warranties set forth in this Article III to the extent the applicability of the disclosure to such other section or subsection is reasonably apparent from the text of the disclosure made.

Section 3.1         Organization.

(a)                Each of the Company and its Subsidiaries is a corporation, partnership or other entity duly incorporated or organized, validly existing and in good standing (where such concept is relevant under the laws of the jurisdiction of incorporation or organization of the relevant entity) under the Laws of the jurisdiction of its incorporation or organization and has all requisite corporate or other organizational power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except, with respect to the Company’s Subsidiaries, where the failure to be so organized, existing and in good standing or to have such power, authority and government approvals has not had and would not have or reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)               The Company and each of its Subsidiaries is duly qualified or licensed, and has all necessary governmental approvals, to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except where the failure to be so duly approved, qualified or licensed and in good standing has not had and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

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(c)                The Company is not in default in the performance, observance or fulfillment of any provision of the Company’s Restated Articles of Incorporation, or the Company’s Amended and Restated By-Laws.  No Subsidiary is in default in the performance, observance or fulfillment of any provision of such Subsidiary’s articles of incorporation, bylaws or similar organizational documents, except, with respect to the Company’s Subsidiaries that are not Significant Subsidiaries (as such term is defined in Rule 12b-2 under the Exchange Act), as would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.2         Authorization; Validity of Agreement; Company Action.

(a)                The Company has full corporate power and authority to execute and deliver this Agreement and to consummate the Transactions.  The execution, delivery and performance by the Company of this Agreement, and the consummation by it of the Transactions, have been duly and validly authorized by the Board of Directors of the Company (the “Company Board”), and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the consummation by it of the Transactions, except that the consummation of the Merger requires the Company Shareholder Approval.  This Agreement has been duly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery of this Agreement by Acquiror and Acquisition Sub, is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that such enforcement may be subject to applicable bankruptcy, reorganization, insolvency, moratorium or other similar Laws affecting creditors’ rights generally and general principles of equitable relief.

(b)               The affirmative vote of the holders of three-fourths of the outstanding Shares entitled to vote (not including any shares deemed beneficially owned by a “Related Person,” as defined in the Company’s Restated Articles of Incorporation), as well as of a majority of the voting power present, in accordance with the Company’s Restated Articles of Incorporation to adopt this Agreement (the “Company  Shareholder Approval”) is the only vote or consent of the holders of any class or series of the Company’s capital stock, or any of them, that is necessary in connection with the consummation of the Merger.

(c)                At a meeting duly called and held, the Company Board unanimously (i) determined that this Agreement and the Transactions are fair to and in the best interests of the Company’s shareholders, (ii) approved this Agreement and the Transactions, (iii) directed that the adoption of this Agreement be submitted to a vote at a meeting of the Company’s shareholders and (iv) resolved (subject to Section 5.3(d), Section 5.3(e) and Section 5.3(f)) to recommend to the Company’s shareholders that they adopt this Agreement (such recommendation, the “Company Recommendation”).

Section 3.3         Consents and Approvals; No Violations.

(a)                Except for (i) the filing with the SEC of the preliminary proxy statement and the Joint Proxy Statement and of a registration statement on Form S-4 pursuant to which the

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offer and sale of shares of Acquiror Common Stock in the Merger will be registered pursuant to the Securities Act of 1933, as amended (the “Securities Act”) and in which the Joint Proxy Statement will be included as a prospectus (together with any amendments or supplements thereto, the “Form S-4”), and the declaration of effectiveness of the Form S-4, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Louisiana pursuant to the LBCL, (iii) the Company Shareholder Approval and the Acquiror Shareholder Approval, (iv) CFIUS Approval and (v) filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, (A) the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (B) the Securities Act, (C) the rules and regulations of the New York Stock Exchange, (D) such filings as may be required by any applicable state securities or “blue sky” Laws, (E) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), and any other Antitrust Laws, (F) the United States Nuclear Regulatory Commission (the “NRC”), and any other federal or state agency having jurisdiction over the possession or use of radioactive materials, including any “NRC Agreement State” acting under delegated authority pursuant to section 274 of the Atomic Energy Act of 1954, as amended (the “Atomic Energy Act”) (together with the NRC, the “Nuclear Regulatory Agencies”), (G) the Defense Security Service and (H) the Directorate of Defense Trade Controls, no consents or approvals of, or filings, declarations or registrations with, any federal, state, local, domestic, foreign or supranational court, administrative or regulatory agency or commission or other federal, state, local, domestic, foreign or supranational governmental authority or instrumentality or any arbitral forum (each a “Governmental Entity”), are necessary for the consummation by the Company of the Transactions, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not have or be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)               Except as set forth in Section 3.3(b) of the Company Disclosure Letter, the execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions, and compliance by the Company with any of the terms or provisions hereof, do not and will not (i) contravene or conflict with or violate any provision of the Company’s Restated Articles of Incorporation or its Amended and Restated By-Laws or any of the similar organizational documents of any of its Subsidiaries, (ii) assuming that the consents, approvals, filings, declarations and registrations referred to in Section 3.3(a)  are duly obtained or made, contravene, conflict with or violate any Order or Law binding upon or applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, or (iii) violate, conflict with, result in the loss of any material benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right to termination or cancellation under, accelerate the performance required by, or result in the creation of any Encumbrance upon any of the respective properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any Contract binding upon the Company or any of its Subsidiaries, or by which they or any of their respective properties or assets may be bound or affected, or any license, franchise, permit or other similar authorization held by the Company or any of its Subsidiaries, except, in the case of clauses (ii) and (iii) above, for such violations, conflicts, breaches, defaults, losses, terminations of rights thereof, accelerations or Encumbrance creations which, individually or in the aggregate, would not have or be reasonably likely to have a Company Material Adverse Effect.

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Section 3.4         Capitalization.

(a)                The authorized capital stock of the Company consists of 20,000,000 shares of Preferred Stock, no par value, and 200,000,000 shares of Common Stock, no par value (the “Company Common Stock”).  As of July 27, 2012, (i) no shares of Company Preferred Stock are issued and outstanding, (ii) 65,997,122 shares of Company Common Stock are issued and outstanding, (iii) 26,591,241 shares of Company Common Stock are held in the treasury of the Company, (iv) 1,699,984 shares of Company Common Stock are reserved for issuance under the Company Stock Plans in respect of outstanding and future awards, (v) 3,559,181 shares of Company Common Stock are issuable upon the exercise of outstanding Options, and (vi) 919,835 shares of Company Common Stock are issuable upon the vesting of Share Units. Except as set forth in this Section 3.4(a), for awards granted under the Company Stock Plans in accordance with Section 5.1(iv) and for issuances of Company Common Stock resulting from the exercise or settlement of awards granted under the Company Stock Plans in accordance with Section 5.1(iii), there are no (A) shares of capital stock or other equity interests or voting securities of the Company authorized, issued or outstanding, (B) existing options, warrants, calls, preemptive rights, subscription or other rights, instruments, agreements, arrangements or commitments of any character, obligating the Company or any of its Subsidiaries to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or other equity interest or voting security in the Company or any of its Subsidiaries or any securities or instruments convertible into or exchangeable for such shares of capital stock or other equity interests or voting securities, or obligating the Company or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, preemptive right, subscription or other right, instrument, agreement, arrangement or commitment, (C) outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Shares, or the capital stock or other equity interest or voting securities of the Company or of any of its Subsidiaries or (D) issued or outstanding performance awards, units, rights to receive shares of Company Common Stock or the capital stock or other equity interest or voting securities of the Company or of any of its Subsidiaries on a deferred basis, or rights to purchase or receive Company Common Stock or such other capital stock or equity interest or voting securities issued or granted by the Company to any current or former director, officer, employee or consultant of the Company (the items referred to in clauses (A) through (D) of or with respect to any Person, collectively, “Rights”).  Except as set forth in Section 3.4(a) of the Company Disclosure Letter, no Subsidiary of the Company owns any shares of capital stock of the Company.

(b)               Except as set forth in Section 3.4(b)  of the Company Disclosure Letter, all of the outstanding shares of capital stock and other Rights of each of the Company’s Subsidiaries are owned beneficially and of record by the Company, directly or indirectly, and all such shares and Rights have been duly authorized, validly issued and are fully paid and nonassessable and are owned by either the Company or one of its Subsidiaries free and clear of any Encumbrances.  Section 3.4(b)  of the Company Disclosure Letter lists each Subsidiary of the Company and its jurisdiction of organization. Except as set forth in Section 3.4(b) of the Company Disclosure Letter, the Company is not subject to any obligation or requirement to provide material funds to or make any material investment (in the form of a loan, capital contribution or otherwise) in any Subsidiary.

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(c)                Except as set forth in Section 3.4(c)  of the Company Disclosure Letter, the Company does not own, directly or indirectly, any equity or other ownership interest in any corporation, partnership, limited liability company, joint venture or other entity or enterprise, other than its Subsidiaries, which are set forth in Section 3.4(b)  of the Company Disclosure Letter.  Except as set forth in Section 3.4(c) of the Company Disclosure Letter, the Company is not subject to any obligation or requirement to provide material funds to or make any material investment (in the form of a loan, capital contribution or otherwise) in any such entity or any other Person.

(d)               There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock and other Rights of the Company or any of its Subsidiaries.

(e)                Except as would not have and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, (i) there have been no re-pricings of any Options through amendments, cancellation and reissuance or other means during the current or prior two calendar years, (ii) none of the Options or Pre-Signing Share Units have been granted in contemplation of the Merger or the transactions contemplated in this Agreement, (iii) none of the Options was granted with an exercise price below the Fair Market Value (as defined in the applicable Company Stock Plan) on the date of grant, and (iv) all grants of Options and Pre-Signing Share Units were validly made and properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) in compliance with all applicable Laws and recorded on the consolidated financial statements of the Company in accordance with United States generally accepted accounting principles (“GAAP”), and no such grants of Options involved any “back dating,” “forward dating” or similar practices.

Section 3.5         SEC Reports and Financial Statements.

(a)                The Company has filed with or furnished to the SEC (i) its annual reports on Form 10-K for its fiscal years ended August 31, 2009, 2010 and 2011, (ii) its quarterly reports on Form 10-Q for its fiscal quarters ended after August 31, 2011, (iii) its proxy or information statements relating to meetings of, or actions taken without a meeting by, the stockholders of the Company held since August 31, 2011, and (iv) all other forms, reports, schedules, statements and other documents required to be filed or furnished by it since September 1, 2011, under the Exchange Act or the Securities Act (clauses (i) through and including (iv), collectively, the “Company SEC Documents”).  As of its respective date, and, if amended, as of the date of the last such amendment, each Company SEC Document, including any financial statements or schedules included therein, (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Company SEC Document or necessary in order to make the statements in such Company SEC Document, in light of the circumstances under which they were made, not misleading and (ii) complied in all material respects with the applicable requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act of 2002 (“SOX”), as the case may be, and the applicable rules and regulations of the SEC under the Exchange Act, the Securities Act and SOX, as the case may be.  Each registration statement, as amended or supplemented, if applicable, filed by the Company pursuant to the Securities Act since August 31, 2009, as of the date such statement or amendment became effective, did not contain any untrue statement of a material fact or omit to

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state any material fact required to be stated therein or necessary to make the statements therein not misleading.  None of the Company’s Subsidiaries is, or at any time since September 1, 2011 has been, required to file any forms, reports or other documents with the SEC.  Each of the consolidated financial statements included in the Company SEC Documents (including the related notes and schedules) (the “Company Financial Statements”) (w) has been prepared from, and is in accordance with, the books and records of the Company and its consolidated Subsidiaries, (x) complies in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act, (y) has been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the Company Financial Statements or in the notes to the Company Financial Statements and subject, in the case of unaudited statements, to normal year-end audit adjustments and the absence of footnote disclosure), and (z) fairly presents, in all material respects, the consolidated financial position and the consolidated results of operations and cash flows (and changes in financial position, if any) of the Company and its Subsidiaries as of the date and for the periods referred to in the Company Financial Statements.

(b)               Neither the Company nor any of the Company’s Subsidiaries is a party to, or has any commitment to become a party to, (i) any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S‑K promulgated by the SEC)), and including similar collaboration, participation or off-set arrangements or obligations, where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company SEC Documents or the Company Financial Statements, or (ii) except as set forth in Section 3.5(b) of the Company Disclosure Letter, any Contract relating to any transaction or relationship with, or ownership or other economic interest in, any variable interest entity.

(c)                Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rules 13a‑14 and 15d‑14 under the Exchange Act and Sections 302 and 906 of SOX and the rules and regulations of the SEC promulgated thereunder with respect to the Company SEC Documents, and the statements contained in such certifications were and are true and complete on the date such certifications were made and as of the date of this Agreement, respectively.  For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in SOX.  Since August 31, 2009, neither the Company nor any of its Subsidiaries has arranged any outstanding “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.

(d)               There are no outstanding or unresolved comments from any comment letters received by the Company from the SEC relating to reports, statements, schedules, registration statements or other filings filed by the Company with the SEC.  To the Knowledge of the Company, none of the Company SEC Documents is the subject of any ongoing review by the SEC.  The Company has made available to Acquiror true and complete copies of all written

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comment letters from the staff of the SEC received since August 31, 2009 through the date of this Agreement relating to the Company SEC Documents and all written responses of the Company thereto through the date of this Agreement.  None of the Company SEC Documents is the subject of any confidential treatment request by the Company.

(e)                The Company has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting.  The Company (i) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to provide reasonable assurance that all information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and the Exchange Act and the Securities Act, and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure, and (ii) has disclosed, based on its most recent evaluation of internal control over financial reporting, to the Company’s outside auditors and the Audit Committee of the Company Board (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, all of which information described in clauses (A) and (B) above has been disclosed by the Company to Acquiror prior to the date of this Agreement.  Since August 31, 2009, any material change in internal control over financial reporting required to be disclosed in any Company SEC Document has been so disclosed.

(f)                Since August 31, 2009 through the date of this Agreement, to the Knowledge of the Company, (i) neither the Company nor any of its Subsidiaries nor any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls relating to periods after August 31, 2009, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported to the Company Board or any committee thereof or to any director or officer of the Company any evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation, relating to periods after August 31, 2009, by the Company or any of its officers, directors, employees or agents.

Section 3.6         Absence of Certain Changes.  Since September 1, 2011 through the date of this Agreement, except as contemplated by this Agreement, (a) the Company and its Subsidiaries have conducted their respective businesses in the ordinary course of business consistent with past practice and (b) there has not been (i) any event, circumstance, change, occurrence, state of facts or effect (including the incurrence or arising of any liabilities of any nature, whether or not accrued, contingent or otherwise) that has had or would be reasonably likely to have, individually or in the aggregate, a

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Company Material Adverse Effect, or (ii) any action taken or agreed to be taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of clause (v), (vi), (viii), (ix), (x), (xi), (xv) or (xvii) of Section 5.1.

Section 3.7         No Undisclosed Material Liabilities.  There are no liabilities or obligations of the Company or any of its Subsidiaries, whether accrued, absolute, determined or contingent, except for (i) liabilities or obligations disclosed and provided for in the balance sheets included in the Company Financial Statements (or in the notes thereto) filed and publicly available prior to the date of this Agreement, (ii) liabilities or obligations incurred in accordance with or in connection with this Agreement, (iii) liabilities or obligations incurred in the ordinary course of business consistent with past practice, and (iv) liabilities or obligations that have not had and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.8         Compliance with Laws and Orders.

(a)                The Company and each of its Subsidiaries is and, since August 31, 2009, has been in compliance with, and to the Knowledge of the Company is not under investigation with respect to, and has not been threatened to be charged with or given notice of any violation of, any applicable Law or Order (the terms Law and Order for purposes of this Section 3.8(a) shall not include International Trade Laws and any International Trade Authorizations issued by a Governmental Entity arising under International Trade Laws which are the subject of Section 3.9 or the Worker Adjustment and Retraining Notification Act of 1988 (the “WARN Act”) or any similar foreign, state or local law which is the subject of Section 3.13(h)),  except for failures to comply or violations that have not had and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.  The Company and its Subsidiaries hold all governmental licenses, authorizations, permits, consents, approvals, variances, exemptions and orders necessary for the operation of the businesses of the Company and its Subsidiaries (the “Company Permits”, which term for purposes of this Section 3.8(a) shall not include International Trade Authorizations that are the subject of Section 3.9), except for failures that have not had and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.  The Company and each of its Subsidiaries is in compliance with the terms of the Company Permits, except for failures to comply or violations that have not had and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)               Without limiting the other provisions of this Section 3.8, and except as would not have and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are, and since August 31, 2009, have been in compliance with, to the Knowledge of the Company, all statutory and regulatory requirements under the Foreign Corrupt Practices Act (15 U.S.C. §§ 78dd‑1, et seq.), as amended, the Anti-Kickback Act of 1986, as amended, the Organization for Economic Cooperation and Development Convention Against Bribery of Foreign Officials in International Business Transactions and all legislation implementing such convention and all other international anti-bribery conventions, and all other anti-corruption, bribery, money laundering and similar Laws

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and Orders (including any applicable written standards, requirements, directives or policies of any Governmental Entity) (the “Anti-Bribery Laws”).  Since August 31, 2009, neither the Company nor any of its Subsidiaries has received any written communication from any Governmental Entity or from any third Person that alleges that the Company, any of its Subsidiaries or any employee or agent thereof is in violation of any Anti-Bribery Laws.

(c)                Since August 31, 2009, neither the Company nor any of its Subsidiaries has made any disclosure (voluntary or otherwise) to any Governmental Entity with respect to any alleged material irregularity, misstatement or omission or other potential violation or liability arising under or relating to any Anti-Bribery Law.

Section 3.9         Compliance with International Trade Laws.

(a)                Except as would not have and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries since August 31, 2009 have been, and currently are, in compliance in all respects with (i) all applicable Laws and all authorizations, registrations, clearances, or permits issued or granted by any Governmental Entity identified in this Section 3.9(a) to the Company or any of its Subsidiaries concerning the exportation, re-exportation, and temporary importation of any products, technology, technical data or services, as administered by the Bureau of Industry and Security of the Department of Commerce (“BIS”), the Directorate of Defense Trade Controls of the United States Department of State (“DDTC”), the U.S. Department of Energy (“DOE”), the NRC, and the Office of Foreign Assets Control of the United States Department of the Treasury (“OFAC”); (ii) United States and international economic and trade sanctions administered by OFAC; (iii) United States Laws concerning anti-boycotts administered by the Office of Anti-boycott Controls of the United States Department of Commerce and the IRS; (iv) Laws concerning importations administered by the Bureau of Customs and Border Protection of the United States Department of Homeland Security; and (v) Laws concerning export and import reporting administered by the Census Bureau of the United States Department of Commerce (collectively, “International Trade Laws”).

(b)               Except as would not have and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries and, to the Knowledge of the Company, Persons authorized by them to act on behalf of any of those entities have obtained from relevant Governmental Entities all necessary licenses and other authorizations required for the export, re-export, transfer and import of products, technology, technical data, and services in accordance with International Trade Laws (collectively, “International Trade Authorizations”).

(c)                Section 3.9 of the Company Disclosure Letter lists all current and pending material International Trade Authorizations that the Company and its Subsidiaries have obtained from, or submitted for approval to, Governmental Entities.

(d)               Since August 31, 2009, except as identified in Section 3.9  of the Company Disclosure Letter or as would not have and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company or any of its Subsidiaries

                                                                           -22-

has received any written notice, or to the Knowledge of the Company, any oral notice, from any Governmental Entity identified in Section 3.9(a) (i) asserting that the Company or any of its Subsidiaries or any agent or employee thereof has violated, is not in compliance with, or has any liability under, any International Trade Laws or (ii) threatening to revoke or terminate any International Trade Authorizations.  As of the date of this Agreement, no Action, investigation or review by any such Governmental Entity is pending or, to the Knowledge of the Company, has been threatened against the Company or any of its Subsidiaries or any officer, director or employee of the Company or any of its Subsidiaries in such capacity with respect to any potential violation or liability arising under or relating to any International Trade Laws except as would not have and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

(e)                None of the Company or any of its Subsidiaries has made or intends to make any disclosure (voluntary or otherwise) to any Governmental Entity with respect to any potential material violation or liability arising under or relating to any International Trade Laws.

(f)                None of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any significant shareholder (i.e., a shareholder that owns 5% or more of the entity’s voting shares), director, officer, employee or agent of the Company or the Subsidiaries is a Restricted Person.  “Restricted Person” means:  (A) any Person whose property is blocked under an Executive Order issued by the President or under any OFAC administered sanctions; (B) any governmental authority with which transactions by U.S. Persons are prohibited as of the time of a relevant transaction under any International Trade Laws; (C) any Person designated in the Specially Designated Nationals and Blocked Persons list maintained by OFAC; (D) any “National” of Cuba except an “Unblocked National”, as those terms are defined in Title 31, Part 515 of the U.S. Code of Federal Regulations, as amended from time to time; and (E) any Person owned or controlled by, or acting or purporting to act for, any of the foregoing Persons.

(g)               None of the Company or any of its Subsidiaries has investments in or revenues from Cuba, Iran, North Korea, Sudan, or Syria, or otherwise conducts business with Restricted Persons.

Section 3.10     Material Contracts.

(a)                Except as set forth in Section 3.10(a) of the Company Disclosure Letter or listed in any “Exhibit Index” of any Company SEC Document, as of the date of this Agreement, neither of the Company nor any of its Subsidiaries is a party to or expressly bound by (and none of their respective assets are bound by) any:  (i) Contract (other than this Agreement) that would be required to be filed by the Company as a material contract pursuant to Item 601(b)(10) of Regulation S-K promulgated by the SEC; (ii) indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other evidence of indebtedness for borrowed money (or guarantee thereof) of any Person other than the Company or any of its Subsidiaries in excess of $30,000,000; (iii) Contract (other than this Agreement) for the sale of any of its assets after the date of this Agreement (other than sales of assets and inventory in the ordinary course of business); (iv) Contract (other than a Company Stock Plan or award agreement thereunder) that contains a put, call, right of first refusal, right of first negotiation, right of first offer or redemption,

                                                                           -23-

repurchase or similar right pursuant to which the Company or any of its Subsidiaries would be required to, or have the option or right to, purchase or sell, as applicable, any equity interests, businesses, lines of business, divisions, joint ventures, partnerships or other assets of any Person with a book value of or for a purchase price in excess of $10,000,000 or which is otherwise material to the Company; (v) settlement agreement or similar Contract with a Governmental Entity or Order or other administrative confirmatory action letter to which the Company or any of its Subsidiaries is a party involving future performance by the Company or any of its Subsidiaries in any such case; (vi) Contract providing for indemnification (including any obligations to advance funds for expenses) of the current or former directors or officers of the Company or any of its Subsidiaries (other than commercial agreements entered into in the ordinary course of business); (vii) any collective bargaining agreement, or any other Contract with any labor union, labor organization or works council; (viii) any Contract for capital expenditures or the acquisition or construction of fixed assets which requires aggregate future payments in excess of $40,000,000; (ix) any Contract (other than customer Contracts entered into in the ordinary course of business and parent guarantees thereunder) containing covenants of the Company or any of its Subsidiaries to indemnify or hold harmless another Person, unless such indemnification or hold harmless obligation to such Person contained in such Contract would not reasonably be expected to exceed a maximum of $40,000,000; (x) any Contract that limits or purports to limit, in any material respect, the ability of the Company or any Subsidiary or Affiliate of the Company (including, following the Merger, Acquiror or any of its Affiliates) to compete in or conduct any line of business or compete with any Person or in any geographic area or during any period of time; (xi) any license, assignment, joint ownership Contract, royalty Contract or other Contract with respect to Intellectual Property Rights (other than non-exclusive license agreements with respect to specific projects entered into in the ordinary course of business and generally commercially available, “off-the-shelf” software programs) which Contract, or which Intellectual Property, is material to the Company and its Subsidiaries, taken as a whole; (xii) (A) any Contract pursuant to which the Company or any of its Subsidiaries has entered into a partnership or joint venture with any other Person, or (B) any collaboration, participation, off-set or similar Contract which, in the case of this clause (B), is material to the Company and its Subsidiaries, taken as a whole; (xiii) any Contract that (A) grants to any third Person any material exclusive license or supply or distribution agreement or other similar material exclusive rights, (B) grants to any third Person any guaranteed availability of supply or services for a period greater than 12 months following the date of this Agreement, and, in each case, requires aggregate future payments to the Company or any of its Subsidiaries in excess of $40,000,000 per annum, (C) grants to any third Person any “most favored nation” rights and requires aggregate future payments to the Company or any of its Subsidiaries in excess of $40,000,000 per annum or (D) grants to any third Person price guarantees for a period greater than 12 months following the date of this Agreement and requires aggregate future payments to the Company or any of its Subsidiaries in excess of $40,000,000 per annum; (xiv) any Contract, other than a Company Plan, which requires future payments by or to the Company or any of its Subsidiaries in excess of $25,000,000 per annum containing “change of control” or similar provisions; (xv) any material sole source supply Contracts; (xvi) any interest rate, currency or commodity swap, exchange, commodity option or hedging Contract with a remaining term in excess of ninety (90) days or pursuant to which a termination payment in excess of $1,000,000 would be payable by or to the Company or any of its Subsidiaries were such hedge to be liquidated on the date of this Agreement; or (xvii) any other Contract (other than this Agreement, purchase orders for the purchase of inventory in the ordinary course of business consistent with past practice, purchase orders entered into in the performance of customer Contracts in the ordinary course of business consistent with past practice, Company Plans or Contracts between

                                                                           -24-

the Company and any of its wholly owned Subsidiaries or between any of the Company’s wholly owned Subsidiaries) under which the Company and its Subsidiaries are obligated to make or receive payments in the future in excess of $25,000,000 per annum or $100,000,000 during the life of the Contract.  Each such Contract described in clauses (i)-(xvii), whether or not set forth in Section 3.10(a) of the Company Disclosure Letter or listed in any “Exhibit Index” of any Company SEC Document, is referred to herein as a “Material Contract.”  The Company has made available to Acquiror a true, correct and complete copy of all Material Contracts, together with all amendments, modifications, waivers and other changes thereto, other than those which are immaterial.

(b)               Except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries is (and, to the Knowledge of the Company, no other party is) in default under any Material Contract, (ii) each of the Material Contracts is in full force and effect, and is the valid, binding and enforceable obligation of the Company and its Subsidiaries, and to the Knowledge of the Company, of the other parties thereto, except that such enforcement may be subject to applicable bankruptcy, reorganization, insolvency, moratorium or other similar Laws affecting creditors’ rights generally and general principles of equitable relief, (iii) the Company and its Subsidiaries have performed all respective obligations required to be performed by them to date under the Material Contracts and are not (with or without the lapse of time or the giving of notice, or both) in breach thereunder and (iv) neither the Company nor any of its Subsidiaries has received any notice of termination or breach with respect to, and, to the Knowledge of the Company, no party has threatened in writing to terminate, any Material Contract.

(c)                The Company is not (and, to the Knowledge of the Company, no other party is) in default under the E&C Agreement, the E&C Agreement is in full force and effect, and is the valid, binding and enforceable obligation of the Company, and to the Knowledge of the Company, of the other parties thereto, except that such enforcement may be subject to applicable bankruptcy, reorganization, insolvency, moratorium or other similar Laws affecting creditors’ rights generally and general principles of equitable relief, the Company has performed all obligations required to be performed by it to date under the E&C Agreement and is not (with or without the lapse of time or the giving of notice, or both) in breach thereunder in any material respect and the Company has not received any notice of termination or breach with respect to, and, to the Knowledge of the Company, no party has threatened to terminate, the E&C Agreement.  Except as provided in Section 3.10(c) of the Company Disclosure Letter, the Company has made available to Acquiror a true, correct and complete copy of the E&C Agreement (including the disclosure schedules thereto) and any annexes, exhibits, appendices and related documents, together with all amendments, waivers or other changes thereto.

(d)               NEH is not (and, to the Knowledge of the Company, no other party is) in default under either of the Put Option Agreements or the other Transaction Documents, the Put Option Agreements and other Transaction Documents (unless earlier terminated upon satisfaction of all the obligations thereunder) are in full force and effect, and are the valid, binding and enforceable obligation of NEH, and to the Knowledge of the Company, of the other parties thereto, except that such enforcement may be subject to applicable bankruptcy, reorganization, insolvency, moratorium or other similar Laws affecting creditors’ rights generally and general principles of equitable relief. NEH and the Company and, to the Knowledge of the Company, each other party thereto has performed all obligations required to be performed by it to date under

                                                                           -25-

each of the Put Option Agreements and the other Transaction Documents and is not (with or without the lapse of time or the giving of notice, or both) in breach thereunder in any material respect, and has not taken, or failed to take, any action which action or failure to act has excused or would excuse the performance in any material respect of any other party thereunder, or has resulted or would result in a material financial penalty thereunder, and NEH has not received any notice of termination or breach with respect to, and, to the Knowledge of the Company, no party has threatened to terminate or to fail to perform or delay the performance of its obligations under, either of the Put Option Agreements or the other Transaction Documents.  The Company has made available to Acquiror a true, correct and complete copy of each Put Option Agreement and the other Transaction Documents and any annexes, exhibits, appendices and related documents, together with all amendments, waivers or other changes thereto.  Subject to Section 3.10(d)  of the Company Disclosure Letter, there are no Contracts affecting NEH’s ability to validly exercise the Put Rights with respect to all of the Holdco Shares, and to receive the Put Price with respect to all of the Holdco Shares from Toshiba, other than the Put Option Agreements and the other Transaction Documents.

Section 3.11     Information in Joint Proxy Statement and Form S-4.  None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in (a) the Form S-4 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (b) the proxy statement relating to the Company Special Meeting and the Acquiror Special Meeting (such proxy statement, as amended or supplemented from time to time, the “Joint Proxy Statement”) will, at the date it is first mailed to the stockholders of the Company and of Acquiror, at the time of the Company Special Meeting and the Acquiror Special Meeting, at the time the Form S-4 is declared effective by the SEC or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. All documents that the Company is responsible for filing with the SEC in connection with the Transactions contemplated herein, to the extent relating to the Company or any of its subsidiaries or other information supplied by or on behalf of the Company for inclusion therein, will comply as to form, in all material respects, with the provisions of the Securities Act or Exchange Act, as applicable, and the rules and regulations of the SEC thereunder and each such document required to be filed with any Governmental Entity (other than the SEC) will comply in all material respects with the provisions of any applicable Law as to the information required to be contained therein.  The representations and warranties contained in this Section 3.11 will not apply to statements or omissions included in the Form S-4 or the Joint Proxy Statement to the extent based upon information supplied to the Company in writing by or on behalf of Acquiror or Acquisition Sub.

Section 3.12     Litigation.  There are no Actions (which term for purposes of this Section 3.12 shall not include Actions arising under or relating to any International Trade Laws) pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries or any of their respective properties or assets or any officer, director or employee of the Company or any of its Subsidiaries in such capacity before any Governmental Entity, which have had or would be reasonably likely to

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have, individually or in the aggregate, a Company Material Adverse Effect.  Neither the Company nor any of its Subsidiaries or any of their respective properties or assets is a party or subject to, or in default under, any Order which default has had or would be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.13     Employees and Employee Benefits; ERISA.

(a)                As used herein, the term “Company Plan” shall mean each “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and each other equity incentive, compensation, severance, employment, change-in-control, retention, fringe benefit, bonus, incentive, savings, retirement, deferred compensation, or other compensatory or benefit plan, agreement, program, policy or arrangement, whether or not subject to ERISA (including any related funding mechanism), in each case other than a “multiemployer plan,” as defined in Section 3(37) of ERISA (“Multiemployer Plan”), under which (i) any current or former employee, officer, director, contractor or consultant of the Company or any of its Subsidiaries (“Covered Employees”) has any present or future right to compensation or benefits and which are entered into, contributed to, sponsored by or maintained by the Company or any of its Subsidiaries, or (ii) with respect to which the Company or any of its Subsidiaries has any present or potential future liability.  The Company has made available to Acquiror in the electronic “Intralinks” data room with respect to each material Company Plan, as applicable: (A) a copy of the plan document (or, if appropriate, a form thereof), (B) the most recent annual report on Form 5500, (C) the most recent actuarial report, (D) the most recent summary plan description, and (E) the most recent IRS determination letter or opinion letter issued with respect to any plan intended to be qualified under Section 401(a) or 401(k) of the Code.  Except as may be required by applicable Law, as contemplated by this Agreement, or as would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, the Company does not have any plan or commitment to modify any existing Company Plan or to implement any arrangement that would upon implementation constitute a Company Plan.

(b)               Except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Plan has been established and maintained in compliance with its terms and is in compliance with all applicable Laws, including ERISA and the Code, (ii) there are no Actions pending or, to the Knowledge of the Company, threatened with respect to any Company Plan and (iii) each Company Plan that is intended to be a qualified plan under Section 401(a) of the Code has received a favorable determination or opinion letter to that effect from the IRS, and each trust forming a part thereof is exempt from federal income tax pursuant to Section 501(a) of the Code and to the Knowledge of the Company no event has occurred since the date of such determination or opinion that would reasonably be expected to adversely affect such determination or exemption.

(c)                Except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any of its ERISA Affiliates has incurred a liability under Title IV of ERISA that has not been satisfied in full, (ii) no condition exists that could subject the Company or any of its ERISA Affiliates to any such liability under Title IV of ERISA or to a civil penalty under Section 502(j) of ERISA

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or liability under Section 4069 of ERISA or Section 4975, 4976 or 4980B of the Code or other liability with respect to the Company Plans, (iii) all contributions required to be made under the terms of any Company Plan have been timely made, (iv) with respect to each Company Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (A) the Company and its ERISA Affiliates have complied with the minimum funding requirements under Sections 412, 430 and 431 of the Code and Sections 302, 303 and 304 of ERISA, whether or not waived, and (B) no such Company Plan is currently in “at risk status” within the meaning of Section 430(i) of the Code or Section 303(i) of ERISA and (v) neither the Company nor any of its ERISA Affiliates has engaged in any transaction described in Section 4069, 4204(a) or 4212(c) of ERISA.  To the Knowledge of the Company, with respect to Company Non-Union Employees, except as required by applicable Law, there has been no communication by the Company or any of its Subsidiaries which could reasonably be interpreted to promise or guarantee retiree welfare benefits on a permanent basis, and the Company and its Subsidiaries have reserved the right to amend, terminate or modify at any time all plans or arrangements providing for retiree welfare benefits for such employees that are not required by applicable Law.

(d)                 Except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Plan that is maintained primarily for the benefit of Covered Employees based outside of the United States (a “Non-U.S. Plan”) (x) if it is intended to qualify for special tax treatment, meets all requirements for such treatment, and (y) has been operated in accordance, and is in compliance with its terms and all applicable Laws, and (ii) each Non-U.S. Plan that is required to be funded is funded to the extent required by applicable Law, and with respect to all other Non-U.S. Plans, adequate reserves therefor have been established on the accounting statements of the applicable Company or Subsidiary of the Company.

(e)                Except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries are in compliance with all applicable Laws in respect of employment, employment practices, labor, terms and conditions of employment and wages and hours, (ii) there is no (A) unfair labor practice, labor dispute or labor arbitration proceeding pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries, or (B) lockout, strike, slowdown, work stoppage or, to the Knowledge of the Company, threat thereof by or with respect to any employees of the Company or any of its Subsidiaries, (iii) neither the Company nor any of its Subsidiaries has breached or otherwise failed to comply with any provision of any collective bargaining agreement, or any other contract with any labor union, labor organization or works council, to the Knowledge of the Company, no demand for recognition of any employees of the Company or any of its Subsidiaries has been made by or on behalf of any labor union, labor organization or works council in the past two years, and, to the Knowledge of the Company, no petition has been filed or proceeding been instituted by any employee or group of employees of the Company or any of its Subsidiaries with any labor relations board or commission seeking recognition of a collective bargaining representative in the past two years, (iv) to the Knowledge of the Company, no current key employee of the Company or its Subsidiaries intends to terminate his or her employment, and (v) to the Knowledge of the Company, no union organizing activities are ongoing with respect to any employees of the Company or its Subsidiaries.

(f)                Except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries

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have not received (i) notice of any unfair labor practice charge or complaint pending or threatened before the National Labor Relations Board or any other Governmental Entity against them, (ii) notice of any complaints, grievances or arbitrations arising out of any collective bargaining agreement or any other complaints, grievances or arbitration procedures against them, (iii) notice of any charge or complaint with respect to or relating to them pending before the Equal Employment Opportunity Commission or any other Governmental Entity responsible for the prevention of unlawful employment practices, (iv) notice of the intent of any Governmental Entity responsible for the enforcement of labor, employment, wages and hours of work, child labor, immigration, or occupational safety and health laws to conduct an investigation with respect to or relating to them or notice that such investigation is in progress, or (v) notice of any complaint, lawsuit or other proceeding pending or threatened in any forum by or on behalf of any present or former employee of such entities, any applicant for employment or classes of the foregoing alleging breach of any express or implied contract of employment, any applicable Law governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(g)               Except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, no employee of the Company or its Subsidiaries is in any respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, restrictive covenant or other obligation to a former employer of any such employee relating (i) to the right of any such employee to be employed by the Company or its Subsidiaries or (ii) to the knowledge or use of trade secrets or proprietary information.

(h)               The Company and its Subsidiaries are and have been in compliance with all notice and other requirements under the WARN Act and any similar foreign, state or local law relating to plant closings and layoffs.

(i)                 Except as has not had and would not reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Plan that is in any part a “nonqualified deferred compensation plan” subject to Section 409A of the Code (i) complies and, at all times after December 31, 2008 has complied, both in form and operation, with the requirements of Section 409A of the Code and the final regulations and other applicable guidance thereunder and (ii) between January 1, 2005 and December 31, 2008 was operated in good faith compliance with Section 409A of the Code, as determined under applicable guidance of the Treasury and the IRS.

(j)                 Except as set forth in Section 3.13(j)(i) of the Company Disclosure Letter, the consummation of the Merger and the other Transactions will not, either alone or in combination with another event, accelerate the time of payment or vesting, or increase the amount of compensation due any employee, officer or director of the Company or any of its Subsidiaries, or result in any limitation on the right of the Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Plan or related trust.  Except as set forth in Section 3.13(j)(ii) of the Company Disclosure Letter, no Company Plan provides for the gross-up or reimbursement of Taxes under Sections 4999 or 409A of the Code.  The execution of this Agreement (either alone or in conjunction with any other event) shall not result in the funding of any “rabbi” or similar trust pursuant to any Company Plan.  With respect to each (i)

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“named executive officer” of the Company (as determined under Item 402 of Regulation S-K promulgated by the SEC), (ii) employee of the Company who has an employment agreement providing material severance benefits and who could be subject to excise taxes pursuant to Section 4999 of the Code, (iii) other “disqualified individual” of the Company (as defined in Section 280G(c) of the Code) who is entitled to a gross-up for excise Taxes paid pursuant to Section 4999 of the Code, and (iv) employee of the Company who may be eligible to receive cash severance benefits of $300,000 or more, the Company has furnished (A) a schedule that sets forth (x) the Company’s reasonable, good faith estimate of the maximum amount that could be paid to such individual as a result of any of the transactions contemplated by this Agreement (alone or in combination with any other event) but excluding any such amounts resulting from changes in compensation permitted under Section 5.1(iv), and (y) the “base amount” (as defined in Section 280G(b)(3) of the Code) for each such individual, and (B) the underlying data and documentation on which such schedule is based.

Section 3.14     Properties.

(a)                Except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or one of its Subsidiaries has good fee simple title to all Owned Real Property and valid leasehold estates in all Leased Real Property, in each case free and clear of all Encumbrances, except Permitted Encumbrances.  Except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or one of its Subsidiaries has exclusive possession of each Leased Real Property and Owned Real Property, other than any use and occupancy rights granted to third-party owners, tenants or licensees.  Other than as listed in Section 3.14 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a lessor or grantor under any material lease or other instrument granting to any other Person any right to the possession, lease, occupancy or enjoyment of any material Owned Real Property or material portion thereof.

(b)               Except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each lease for the Leased Real Property is in full force and effect and is valid, binding and enforceable against the Company or one of its Subsidiaries and, to the Knowledge of the Company, the other parties thereto in accordance with its terms, except that such enforcement may be subject to applicable bankruptcy, reorganization, insolvency, moratorium or other similar Laws affecting creditors’ rights generally and general principles of equitable relief, and (ii) there is no default under any lease for the Leased Real Property either by the Company or its Subsidiaries or, to the Knowledge of the Company, by any other party thereto, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default by the Company or its Subsidiaries thereunder.

(c)                Except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, (i) there are no pending or, to the Knowledge of the Company, threatened condemnation or eminent domain proceedings that affect any Owned Real Property or Leased Real Property, and (ii) the Company has not received any written notice of the intention of any Governmental Entity or other Person to take any Owned Real Property or Leased Real Property.

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Section 3.15     Intellectual Property.

(a)                Section 3.15(a) of the Company Disclosure Letter sets forth a complete and correct list of all registrations and applications for registration of any material Intellectual Property Rights owned by the Company and any of its Subsidiaries.  Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (i) the Company or one of its Subsidiaries owns all right, title, and interest in, or has the right to use, pursuant to a license, sublicense or similar Contract, in each case, free and clear of all Encumbrances except Permitted Encumbrances, all Intellectual Property Rights required to operate, or used in, the Company’s business as presently conducted, and (ii) (x) there is no pending, nor to the Knowledge of the Company, threatened, Action alleging a violation, misappropriation or infringement of the Intellectual Property Rights of any other Person by the Company or its Subsidiaries, (y) to the Knowledge of the Company, the operation of the business of the Company and its Subsidiaries as currently conducted does not violate, misappropriate, interfere with or infringe upon the Intellectual Property Rights of any other Person, and neither the Company nor any of its Subsidiaries has received any written notice or claim asserting or suggesting that any such violation, misappropriation, interference or infringement is or may be occurring or has or may have occurred, and (z) to the Knowledge of the Company, no other Person has violated, misappropriated, diluted or infringed any Intellectual Property Rights owned by, and that are material to, any of the businesses of the Company or any of its Subsidiaries.

(b)               No Intellectual Property Rights of the businesses of the Company or any of its Subsidiaries are subject to any outstanding Order restricting or limiting in any material respect the use or licensing thereof by the Company or any of its Subsidiaries, nor is any Action pending or, to the Knowledge of the Company, threatened that challenges the Company’s or any of its Subsidiaries’ rights in, or the validity of, any Intellectual Property Right owned or used by the Company or its Subsidiaries, except where any Order or pending or threatened Action has not been and would not be or reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole.

(c)                Except as has not been and would not be or reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, all Intellectual Property Rights owned by the Company and its Subsidiaries that is registered, applied for, filed or recorded with any Governmental Entity (and with respect to domain names, any material domain names registered with any registrar or similar entity), including any pending applications to register any of the foregoing, is subsisting and valid and enforceable and, except as set forth on Section 3.15(c) of the Company Disclosure Letter, no such Intellectual Property Rights are involved in any interference, reissue, reexamination, opposition, cancellation or similar Action and, to the Knowledge of the Company, no such Action is threatened with respect to any such Intellectual Property Rights.

Section 3.16     Environmental Laws.

(a)                Except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries

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comply, and have complied, with all Environmental Laws, and possess and comply, and have complied, with all applicable Environmental Permits required under Environmental Laws to operate the businesses of the Company and its Subsidiaries as currently operated, and neither the Company nor any Subsidiary has received any written communication from a Governmental Entity, that alleges that the Company or any Subsidiary is not in compliance with any Environmental Laws; (ii) there are no, and there have not been any, Materials of Environmental Concern at any property currently or, to the Knowledge of the Company, formerly owned, operated, occupied or leased by the Company or its Subsidiaries, under circumstances that have resulted in or are reasonably likely to result in liability to the Company or its Subsidiaries pursuant to contract or any Environmental Laws; and (iii) the Company has not received any written notification alleging that it is liable, or written request for information, pursuant to any applicable Environmental Law, including with respect to any release, threatened release of, or exposure of any person or property to, any Materials of Environmental Concern at any location.  Except as set forth on Section 3.16(a) of the Company Disclosure Letter or has not been and is not reasonably likely to be, individually or in the aggregate, a Company Material Adverse Effect, (i) there are no Actions arising under Environmental Laws pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, or, to the Knowledge of the Company, against any person whose liability the Company or any of its Subsidiaries has assumed contractually or by operation of law, and (ii) no penalty has been assessed within the past five years against the Company or any of its Subsidiaries, in each case with respect to any matters relating to or arising out of any Environmental Laws.

(b)               All material reports, assessments, results of investigations or audits, correspondence or other documentation addressing material environmental matters pertaining to the Company or any of its Subsidiaries or any property or facility now or previously owned, occupied, leased or operated by the Company or any of its Subsidiaries that (i) are in the possession, custody or control of the Company or any of its Representatives and (ii) have been produced or prepared within the three years prior to the date of this Agreement, have been made available for review by Acquiror prior to the date hereof.

Section 3.17     Customer/Supplier Relationships.

(a)                Except as set forth in Section 3.17 of the Company Disclosure Letter, since August 31, 2011, no material customer of the Company or any of its Subsidiaries has indicated in writing that it will stop or materially decrease purchasing services, materials or products from the Company or such Subsidiary, and no material supplier or service provider of the Company or any of its Subsidiaries has indicated in writing that it will stop or materially decrease the supply of materials, products or services to the Company or such Subsidiary, or, in each case, is otherwise involved in, or is threatening, a material dispute with the Company or such Subsidiaries.

(b)               Except as set forth in Section 3.17(b) of the Company Disclosure Letter, since August 31, 2011 through the date of this Agreement, no Material Contracts between the Company or any of its Subsidiaries and any customer or supplier have been terminated for cause or for convenience.

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Section 3.18     Backlog.  Section 3.18 of the Company Disclosure Letter sets forth the backlog of the Company’s business segments as of May 31, 2012, including the estimate as of such date of the total revenues remaining to be earned. Except as set forth thereon, Section 3.18 of the Company Disclosure Letter has been prepared by senior management of the Company or the applicable Subsidiary of the Company on a basis consistent with its past practice of preparing and tracking the backlog of the Company and its Subsidiaries.

Section 3.19     Government Contracts.

(a)                Since August 31, 2011, and except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, with respect to each prime contract, subcontract, teaming agreement or arrangement, joint venture, basic ordering agreement, blanket purchase agreement, letter agreement, purchase order, delivery order, task order, grant, cooperative agreement, bid, change order or other commitment or funding vehicle between the Company or any of its Subsidiaries and (i) a Governmental Entity, (ii) any prime contractor to a Governmental Entity (a “Government Prime Contractor”) or (iii) any subcontractor with respect to any contract described in subclauses (i) or (ii) (a “Government Subcontractor”)(such contracts, being the “Government Contracts”), (A) the Company and each of its Subsidiaries has complied with all material terms and conditions of such Government Contracts, including all clauses, provisions and requirements incorporated expressly, by reference or by operation of law therein, (B) the Company and each of its Subsidiaries has complied with all material requirements of applicable Law pertaining to such Government Contracts, (C) all representations and certifications executed, acknowledged or set forth in or pertaining to such Government Contracts were complied with and correct in all material respects as of their effective date, and the Company and each of its Subsidiaries has complied in all material respects with all such representations and certifications, (D) neither the United States Government nor any Government Prime Contractor or Government Subcontractor has notified the Company or any of its Subsidiaries in writing that the Company or such Subsidiary has materially breached or materially violated any applicable Law, or any material certification, representation, clause, provision or requirement pertaining to such Government Contracts, (E) no termination for convenience, termination for default, or  cure notice or show cause notice under the Federal Acquisition Regulations has been given (and is currently in effect as of the date of this Agreement) pertaining to any Government Contract or claim or request for equitable adjustment by the Company or any of its Subsidiaries against a Governmental Entity and (F) no Governmental Entity has requested a material contract price adjustment based on a claimed material disallowance by the Defense Contract Audit Agency (or other applicable Governmental Authority) or claim of defective pricing.

(b)               The Company’s and each of its Subsidiaries’ cost accounting and procurement systems with respect to Government Contracts are in compliance in all material respects with all applicable governmental regulations and requirements.

(c)                Neither the Company nor any of its Subsidiaries, nor any of their respective directors, officers or employees (i) is (or during the last three years has been) under administrative, civil or criminal investigation, or indictment or audit by any Governmental Authority

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with respect to any material irregularity, material misstatement or material omission arising under or relating to any Government Contract (other than routine Defense Contract Audit Agency audits, in which no such material irregularities, material misstatements or material omissions were identified) or (ii) during the last three years has conducted or initiated any material internal investigation or made a voluntary disclosure to the United States Government, with respect to any material irregularity, misstatement or omission arising under or relating to any Government Contract.

(d)               Except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, there exist (i) no outstanding claims against the Company or any of its Subsidiaries, either by the United States government or by any Government Prime Contractor or Government Subcontractor arising under or relating to any Government Contracts and (ii) no disputes between the Company or any of its Subsidiaries and the United States Government under the Contract Disputes Act of 1978, as amended, or any other federal statute or between the Company or any of its Subsidiaries and any Government Prime Contractor or Government Subcontractor arising under or relating to any Government Contract.

(e)                Neither the Company, any of its Subsidiaries nor any of its or their respective directors, officers, or employees is or for the last three years has been formally debarred or formally suspended from participation in the award of contracts with any Governmental Entity or has been declared ineligible for contracting with any Governmental Entity.

(f)                Except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received an adverse or negative government past performance evaluation or rating prepared and administered pursuant to Federal Acquisition Regulation Subpart 42.15 that could adversely affect the evaluation by the Government, prime contractor, or higher tier subcontractor, as applicable, of any quotation, bid or proposals for an award of a new Government Contract or the renewal of an existing Government Contract.

(g)               Except as set forth in Section 3.19(g) of the Company Disclosure Letter or as has not had and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries are in compliance with all applicable national security obligations and security measures required by their Government Contracts or applicable Law, and (ii) there are no facts or circumstances that would, or would be reasonably likely to, result in the suspension or termination of Government security clearances or that would be reasonably likely to render the Company or any of its Subsidiaries ineligible for such security clearances in the future.

Section 3.20     Transactions with Affiliates.  Except as set forth on the Company’s last proxy statement filed with the SEC prior to the date of this Agreement, since the date of such proxy statement, no event has occurred as of the date of this Agreement that would be required to be reported to the SEC pursuant to Item 404 of Regulation S-K promulgated by the SEC.

Section 3.21     Insurance.  The Company and its Subsidiaries maintain insurance in such amounts and covering such losses and risks as, in the

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Company’s reasonable determination, is adequate to protect the Company and its Subsidiaries and their respective businesses and is customary for companies engaged in similar businesses in similar industries.

Section 3.22     Taxes.

(a)                The Company and each of its Subsidiaries has timely filed (or there has been timely filed with respect to it) all material Tax Returns required to be filed under applicable Law, taking into account any properly obtained extensions of time within which to file such Tax Returns, and has timely paid (or there has been timely paid with respect to it) all Taxes shown thereon as due and owing and all other material Taxes required to be paid, except for Taxes being contested in good faith and for which adequate reserves have been established in the Company’s financial statements.  All such Tax Returns were correct and complete in all material respects.

(b)               No audit or other proceeding with respect to any material Taxes of the Company or any of its Subsidiaries, or any material Tax Return of the Company or any of its Subsidiaries, is pending or threatened in writing by any Governmental Entity.  Each material assessed deficiency resulting from any audit or examination relating to Taxes by any Governmental Entity has been timely paid and there is no material assessed deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes of the Company or any of its Subsidiaries that could reasonably be expected to result in a material additional liability for Taxes.

(c)                Neither the Company nor any of its Subsidiaries has agreed to any extension or waiver of the statute of limitations applicable to any material Tax Return, or agreed to any extension of time with respect to a material Tax assessment or deficiency, which period (after giving effect to such extension or waiver) has not yet expired.

(d)               Neither the Company nor any of its Subsidiaries is a party to any material Tax allocation, Tax sharing, Tax indemnity or similar agreement.

(e)                The Company and each of its Subsidiaries has withheld and remitted all material Taxes required to have been withheld and remitted under applicable Law in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, member or other party, and has otherwise complied, in all material respects, with all Laws relating to withholding.

(f)                There are no material Encumbrances for unpaid Taxes on the assets of the Company or any of its Subsidiaries, except Permitted Encumbrances.

(g)               Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code (other than a group the common parent of which is the Company), (ii) has any liability for Taxes of any Person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), or (iii) has any liability for any material Taxes of any Person (other than the Company and its Subsidiaries) as a transferee or successor or by contract.

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(h)               During the three-year period ending on the date of this Agreement, neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355 of the Code.

(i)                 Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1).

Section 3.23     Opinion of Financial Advisor.  The Company Board has received the opinion of Morgan Stanley & Co. LLC dated as of the date the Company Board approved this Agreement, to the effect that, as of such date and subject to certain assumptions, qualifications, limitations and other matters set forth in such opinion, the Merger Consideration to be received by the holders of Company Common Stock (other than Acquiror and its Affiliates) in the Merger pursuant to this Agreement is fair to such holders from a financial point of view.

Section 3.24     Brokers or Finders.  Except for Morgan Stanley & Co. LLC, no agent, broker, investment banker, financial advisor, finder or other firm or Person is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee or payment from the Company or any of its Subsidiaries in connection with any of the Transactions.

Section 3.25     State Takeover Statutes.  The approval by the Company Board of this Agreement, the Merger and the other Transactions represents all the action necessary to render inapplicable to this Agreement, the Merger and the other Transactions, the provisions of Sections 12:132–12:134 of the LBCL, and, to the extent applicable, the provisions of Article VIII of the Company’s Restated Articles of Incorporation and any other potentially applicable anti-takeover or similar statute or regulation.

Section 3.26     No Other Representations or Warranties.  Except for the representations and warranties contained in this Article III, in the Company Disclosure Letter or in the certificate referenced in Section 7.2(c), neither the Company nor any other Person makes any other express or implied representation or warranty, and the Company hereby disclaims any other representation or warranty, on behalf of or relating to the Company or any of its Affiliates, its or their businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects.

Article IV

REPRESENTATIONS AND WARRANTIES OF ACQUIROR

Except as set forth in (i) the letter from Acquiror, dated the date of this Agreement, addressed to the Company (the “Acquiror Disclosure Letter”) and (ii) the Acquiror SEC Documents filed with the SEC between January 1, 2012 and the date of this Agreement (including information set forth in any exhibit thereto, but excluding any disclosure set forth in any risk factor section, any disclosure in any section relating to forward looking statements or any other statements that are predictive or primarily cautionary in nature other than historical facts included therein), Acquiror represents and warrants to the Company

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as follows.  Each disclosure in any section or subsection of the Acquiror Disclosure Letter shall only qualify or modify another section or subsection of the representations and warranties set forth in this Article IV to the extent the applicability of the disclosure to such other section or subsection is reasonably apparent from the text of the disclosure made.

Section 4.1         Organization.

(a)                Acquiror is duly organized and validly existing under the laws of the Netherlands. Each of the Subsidiaries of Acquiror and Acquisition Sub is duly incorporated or organized, validly existing and in good standing (where such concept is relevant under the laws of the jurisdiction of incorporation or organization of the relevant entity) under the Laws of the jurisdiction of its incorporation or organization and has all requisite corporate or other organizational power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power, authority and governmental approvals has not had and would not have or be reasonably likely to have, individually or in the aggregate, an Acquiror Material Adverse Effect.  Acquiror owns, directly or indirectly, all of the issued and outstanding capital stock of the Acquisition Sub.

(b)               Acquiror and each of its Subsidiaries is duly qualified or licensed, and has all necessary governmental approvals, to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except where the failure to be so duly approved, qualified or licensed and in good standing has not had and would not be reasonably likely to have, individually or in the aggregate, an Acquiror Material Adverse Effect.

Section 4.2         Authorization; Validity of Agreement; Necessary Action.

(a)                Each of Acquiror and Acquisition Sub has full corporate or other organizational power and authority to execute and deliver this Agreement and to consummate the Transactions.  The execution, delivery and performance by Acquiror and Acquisition Sub of this Agreement, and the consummation by them of the Transactions have been duly and validly authorized by the board of directors of Acquisition Sub, by the Acquiror Boards and by Acquiror as the sole stockholder of Acquisition Sub, and no other corporate action on the part of Acquiror or Acquisition Sub is necessary to authorize the execution, delivery and performance by Acquiror and Acquisition Sub of this Agreement and the consummation of the Transactions, except that the consummation of the Merger requires the Acquiror Shareholder Approval.  This Agreement has been duly executed and delivered by Acquiror and Acquisition Sub and, assuming due and valid authorization, execution and delivery of this Agreement by the Company, is a valid and binding obligation of Acquiror and Acquisition Sub enforceable against each of them in accordance with its terms, except that such enforcement may be subject to applicable bankruptcy, reorganization, insolvency, moratorium or other similar Laws affecting creditors’ rights generally and general principles of equitable relief.

(b)               The approval of the resolution of the Management Board of the Acquiror to enter into this Agreement pursuant to Section 107a subparagraph c of Book 2 of the Dutch Civil Code by an absolute majority of the votes cast at the Acquiror Special Meeting (the “Acquiror

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Shareholder Approval”) and the affirmative vote of Acquiror as the sole stockholder of Acquisition Sub to adopt this Agreement is the only vote or consent of the holders of any class or series of the capital stock of Acquiror or Acquisition Sub that is necessary in connection with the consummation of the Merger.

(c)                At a meeting duly called and held, each of the Acquiror Boards unanimously (i) determined that this Agreement and the Transactions are fair to and in the best interests of Acquiror’s shareholders and declared this Agreement advisable, (ii) approved and adopted this Agreement and the Transactions, (iii) directed that the approval of the consummation of the Transactions be submitted to a vote at a meeting of Acquiror’s shareholders and (iv) resolved (subject to Section 5.4) to recommend to Acquiror’s shareholders that they approve the consummation of the Transactions (such recommendation, the “Acquiror Recommendation”).

Section 4.3         Consents and Approvals; No Violations.

(a)                As of the date of this Agreement and as of the Effective Time, except for (i) the filing with the SEC of the preliminary proxy statement and the Joint Proxy Statement and of the Form S-4, and the declaration of effectiveness of the Form S-4, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Louisiana pursuant to the LBCL, (iii) the Acquiror Shareholder Approval and the Company Shareholder Approval, (iv) CFIUS Approval, (v) filings required to be made with the Trade Register of the Chamber of Commerce of Amsterdam in connection with the issuance of shares of Acquiror Common Stock pursuant to Section 2.1(d) or otherwise hereunder and (vi) filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, (A) the Exchange Act, (B) the Securities Act, (C) the rules and regulations of the New York Stock Exchange, (D) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws, (E) the HSR Act and any other Antitrust Laws, (F) the Nuclear Regulatory Agencies, (G) the Defense Security Service and (H) the Directorate of Defense Trade Controls, no consents or approvals of, or filings, declarations or registrations with, any Governmental Entity are necessary for the consummation by Acquiror and Acquisition Sub of the Transactions, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not have or be reasonably likely to have, individually or in the aggregate, an Acquiror Material Adverse Effect.

(b)               The execution and delivery of this Agreement by Acquiror and Acquisition Sub and the consummation by Acquiror and Acquisition Sub of the Transactions, and compliance by Acquiror and Acquisition Sub with any of the terms or provisions hereof, do not and will not (i) contravene or conflict with or violate any provision of the organizational documents of Acquiror or Acquisition Sub or any of their respective Subsidiaries, (ii) assuming that the consents, approvals, filings, declarations and registrations referred to in Section 4.3(a) are duly obtained or made, contravene, conflict with or violate any Order or Law binding upon or applicable to Acquiror or Acquisition Sub or any of their respective Subsidiaries or any of their respective properties or assets, or (iii) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right to termination or cancellation under, accelerate the performance required by, or result in the creation of any Encumbrance upon any of the respective

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properties or assets of Acquiror or Acquisition Sub or any of their respective Subsidiaries under, any of the terms, conditions or provisions of any Contract binding upon Acquiror or Acquisition Sub or any of their respective Subsidiaries, or by which they or any of their respective properties or assets may be bound or affected, or any license, franchise, permit or other authorization held by Acquiror or Acquisition Sub or any of their respective Subsidiaries, except, in the case of clauses (ii) and (iii) above, for such violations, conflicts, breaches, defaults, losses, terminations of rights thereof, accelerations or Encumbrance creations which would not have or be reasonably likely to have, individually or in the aggregate, an Acquiror Material Adverse Effect.

Section 4.4         Capitalization.

(a)                The authorized capital stock of Acquiror consists of 250,000,000 shares of Acquiror Common Stock.  As of June 30, 2012, (i) 101,522,318 shares of Acquiror Common Stock are issued and 96,657,619 are outstanding, (ii) 4,864,699 shares of Acquiror Common Stock are held in the treasury of Acquiror, (iii) approximately 5.4 million shares of Acquiror Common Stock are reserved for issuance under the Acquiror Stock Plans in respect of future awards, (iv) approximately 1.9 million shares of Acquiror Common Stock are awarded under the Acquiror Stock Plans and are subject to future vesting, and (v) approximately 1.0 million shares of Acquiror Common Stock are issuable upon the exercise of outstanding options to purchase shares of Acquiror Common Stock, whether vested or unvested (each, an “Acquiror  Option”). As of the date of this Agreement, except as set forth in this Section 4.4(a), and for issuances of Acquiror Common Stock resulting from the exercise of Acquiror Options outstanding as of the date of this Agreement and except as set forth in this Agreement, there are no (A) shares of capital stock or other equity interests or voting securities of Acquiror authorized, issued or outstanding, (B) existing options, warrants, calls, preemptive rights, subscription or other rights, instruments, agreements, arrangements or commitments of any character, obligating Acquiror or any of its Subsidiaries to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or other equity interest or voting security in Acquiror or any of its Subsidiaries or any securities or instruments convertible into or exchangeable for such shares of capital stock or other equity interests or voting securities, or obligating Acquiror or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, preemptive right, subscription or other right, instrument, agreement, arrangement or commitment, (C) outstanding contractual obligations of Acquiror or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Acquiror Common Stock, or the capital stock or other equity interest or voting securities of Acquiror or of any of its Subsidiaries or (D) issued or outstanding performance awards, units, rights to receive shares of Acquiror Common Stock or the capital stock or other equity interest or voting securities of Acquiror or of any of its Subsidiaries on a deferred basis, or rights to purchase or receive Acquiror Common Stock or such other capital stock or equity interest or voting securities issued or granted by Acquiror to any current or former director, officer, employee or consultant of Acquiror (the items referred to in clauses (A) through (D) of or with respect to any Person, collectively, “Acquiror  Rights”).  As of the date of this Agreement, except as set forth in Section 4.4(a) of the Acquiror Disclosure Letter, no Subsidiary of Acquiror owns any shares of capital stock of Acquiror.

(b)               Except as set forth in Section 4.4(b)  of the Acquiror Disclosure Letter, all of the outstanding shares of capital stock and other Acquiror Rights of each of Acquiror’s Subsidiaries are owned beneficially and of record by Acquiror, directly or indirectly, and all such shares and Acquiror Rights have been duly authorized, validly issued and are fully paid and

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nonassessable and are owned by either Acquiror or one of its Subsidiaries free and clear of any Encumbrances.

(c)                There are no voting trusts or other agreements or understandings to which Acquiror or any of its Subsidiaries is a party with respect to the voting of the capital stock and other Acquiror Rights of Acquiror or any of its Subsidiaries.

Section 4.5         SEC Reports and Financial Statements.

(a)                Acquiror has filed with or furnished to the SEC (i) its annual reports on Form 10-K for its fiscal years ended December 31, 2009, 2010 and 2011, (ii) its quarterly reports on Form 10-Q for its fiscal quarters ended after December 31, 2011, (iii) its proxy or information statements relating to meetings of, or actions taken without a meeting by, the stockholders of Acquiror held since December 31, 2011, and (iv) all other forms, reports, schedules, statements and other documents required to be filed or furnished by it since January 1, 2012, under the Exchange Act or the Securities Act (clauses (i) through and including (iv), collectively, the “Acquiror SEC Documents”).  As of its respective date, and, if amended, as of the date of the last such amendment, each Acquiror SEC Document, including any financial statements or schedules included therein, (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Acquiror SEC Document or necessary in order to make the statements in such Acquiror SEC Document, in light of the circumstances under which they were made, not misleading and (ii) complied in all material respects with the applicable requirements of the Exchange Act, the Securities Act and SOX, as the case may be, and the applicable rules and regulations of the SEC under the Exchange Act, the Securities Act and SOX, as the case may be.  To the Knowledge of Acquiror, each registration statement, as amended or supplemented, if applicable, filed by Acquiror pursuant to the Securities Act since January 1, 2010, as of the date such statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.  None of Acquiror’s Subsidiaries is, or at any time since January 1, 2012 has been, required to file any forms, reports or other documents with the SEC.  Each of the consolidated financial statements included in the Acquiror SEC Documents (including the related notes and schedules) (the “Acquiror Financial Statements”) (w) has been prepared from, and is in accordance with, the books and records of Acquiror and its consolidated Subsidiaries, (x) complies in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act, (y) has been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the Acquiror Financial Statements or in the notes to the Acquiror Financial Statements and subject, in the case of unaudited statements, to normal year-end audit adjustments and the absence of footnote disclosure), and (z) fairly presents, in all material respects, the consolidated financial position and the consolidated results of operations and cash flows (and changes in financial position, if any) of Acquiror and its Subsidiaries as of the date and for the periods referred to in the Acquiror Financial Statements.

(b)               Neither Acquiror nor any of Acquiror’s Subsidiaries is a party to, or has any commitment to become a party to, (i) any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or

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among Acquiror and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S‑K promulgated by the SEC)), and including similar collaboration, participation or off-set arrangements or obligations, where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Acquiror or any of its Subsidiaries in the Acquiror SEC Documents or the Acquiror Financial Statements, or (ii) any Contract relating to any transaction or relationship with, or ownership or other economic interest in, any variable interest entity.

(c)                Each of the principal executive officer of Acquiror and the principal financial officer of Acquiror (or each former principal executive officer of Acquiror and each former principal financial officer of Acquiror, as applicable) has made all certifications required by Rules 13a‑14 and 15d‑14 under the Exchange Act and Sections 302 and 906 of SOX and the rules and regulations of the SEC promulgated thereunder with respect to the Acquiror SEC Documents, and the statements contained in such certifications were and are true and complete on the date such certifications were made and as of the date of this Agreement, respectively.  For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in SOX.  Since December 31, 2009, neither Acquiror nor any of its Subsidiaries has arranged any outstanding “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.

(d)               There are no outstanding or unresolved comments from any comment letters received by Acquiror from the SEC relating to reports, statements, schedules, registration statements or other filings filed by Acquiror with the SEC.  To the Knowledge of Acquiror, none of the Acquiror SEC Documents is the subject of any ongoing review by the SEC.  None of the Acquiror SEC Documents is the subject of any confidential treatment request by Acquiror.

(e)                Acquiror has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting.  Acquiror (i) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to provide reasonable assurance that all information required to be disclosed by Acquiror in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and the Exchange Act and the Securities Act, and is accumulated and communicated to Acquiror’s management as appropriate to allow timely decisions regarding required disclosure, and (ii) has disclosed, based on its most recent evaluation of internal control over financial reporting, to Acquiror’s outside auditors and the Audit Committee of the Supervisory Board of Acquiror (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Acquiror’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Acquiror’s internal control over financial reporting, all of which information described in clauses (A) and (B) above has been disclosed by Acquiror to Acquiror prior to the date of this Agreement.  Since December 31, 2009, any material change in internal control over financial reporting required to be disclosed in any Acquiror SEC Document has been so disclosed.

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(f)                Since December 31, 2009 through the date of this Agreement, to the Knowledge of the Acquiror, (i) neither Acquiror nor any of its Subsidiaries nor any director, officer, employee, auditor, accountant or representative of Acquiror or any of its Subsidiaries has received or otherwise obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Acquiror or any of its Subsidiaries or their respective internal accounting controls relating to periods after December 31, 2009, including any material complaint, allegation, assertion or claim that Acquiror or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Acquiror or any of its Subsidiaries, whether or not employed by Acquiror or any of its Subsidiaries, has reported to an Acquiror Board or any committee thereof or to any director or officer of Acquiror any evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation, relating to periods after December 31, 2008, by Acquiror or any of its officers, directors, employees or agents.

Section 4.6         Absence of Certain Changes.  Since January 1, 2012 through the date of this Agreement, except as contemplated by this Agreement, (a) Acquiror and its Subsidiaries have conducted their respective businesses in the ordinary course of business consistent with past practice and (b) there has not been any event, circumstance, change, occurrence, state of facts or effect (including the incurrence or arising of any liabilities of any nature, whether or not accrued, contingent or otherwise) that has had or would be reasonably likely to have, individually or in the aggregate, an Acquiror Material Adverse Effect.

Section 4.7         No Undisclosed Material Liabilities.  There are no liabilities or obligations of Acquiror or any of its Subsidiaries, whether accrued, absolute, determined or contingent, except for (i) liabilities or obligations disclosed and provided for in the balance sheets included in the Acquiror Financial Statements (or in the notes thereto) filed and publicly available prior to the date of this Agreement, (ii) liabilities or obligations incurred in accordance with this Agreement, (iii) liabilities or obligations incurred in the ordinary course of business consistent with past practice, and (iv) liabilities or obligations that have not had and would not be reasonably likely to have, individually or in the aggregate, an Acquiror Material Adverse Effect.

Section 4.8         Compliance with Laws and Orders.  Acquiror and each of its Subsidiaries is and, since December 31, 2009, has been in compliance with, and to the Knowledge of Acquiror is not under investigation with respect to, and has not been threatened to be charged with or given notice of any violation of, any applicable Law or Order (the terms Law and Order for purposes of this Section 4.8 (i) shall not include International Trade Laws and any International Trade Authorizations issued by a Governmental Entity arising under International Trade Laws which are the subject of Section 4.9  and (ii) for the avoidance of doubt, shall include Anti-Bribery Laws), except for failures to comply or violations that have not had and would not be reasonably likely to have, individually or in the aggregate, an Acquiror Material Adverse Effect.  Acquiror and its Subsidiaries hold all governmental licenses, authorizations, permits, consents, approvals, variances, exemptions and orders necessary for the operation of the businesses of Acquiror and its Subsidiaries (the “Acquiror Permits”, which term for purposes of this Section 4.8 shall not include International Trade Authorizations that are the subject of Section 4.9), except for failures that have not had and would not be reasonably likely to have, individually

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or in the aggregate, an Acquiror Material Adverse Effect.  Acquiror and each of its Subsidiaries is in compliance with the terms of the Acquiror Permits, except for failures to comply or violations that have not had and would not be reasonably likely to have, individually or in the aggregate, an Acquiror Material Adverse Effect.

Section 4.9         Compliance with International Trade Laws.

(a)                Except as would not have and would not be reasonably likely to have, individually or in the aggregate, an Acquiror Material Adverse Effect, Acquiror and its Subsidiaries since December 31, 2009 have been, and currently are, in compliance in all respects with International Trade Laws.

(b)               Except as would not have and would not be reasonably likely to have, individually or in the aggregate, an Acquiror Material Adverse Effect, Acquiror and its Subsidiaries and, to the Knowledge of Acquiror, Persons acting on behalf of any of those entities have obtained from relevant Governmental Entities all International Trade Authorizations.

(c)                Since December 31, 2009, except as would not have and would not be reasonably likely to have, individually or in the aggregate, an Acquiror Material Adverse Effect, none of Acquiror or any of its Subsidiaries has received any written notice, or to the Knowledge of Acquiror, any oral notice, from any Governmental Entity identified in Section 3.9(a) (i) asserting that Acquiror or any of its Subsidiaries or any agent or employee thereof has violated, is not in compliance with, or has any liability under, any International Trade Laws or (ii) threatening to revoke or terminate any International Trade Authorizations.  As of the date of this Agreement, no Action, investigation or review by any such Governmental Entity is pending or, to the Knowledge of Acquiror, has been threatened against Acquiror or any of its Subsidiaries or any officer, director or employee of Acquiror or any of its Subsidiaries in such capacity with respect to any potential violation or liability arising under or relating to any International Trade Laws except as would not have and would not be reasonably likely to have, individually or in the aggregate, an Acquiror Material Adverse Effect.

(d)               None of Acquiror or any of its Subsidiaries or, to the Knowledge of the Acquiror, any significant shareholder (i.e., a shareholder that owns 5% or more of the entity’s voting shares), director, officer, employee or agent of Acquiror or the Subsidiaries is a Restricted Person.

(e)                None of the Acquiror or any of its Subsidiaries has investments in or revenues from Cuba, Iran, North Korea, Sudan, or Syria, or otherwise conducts business with Restricted Persons.

Section 4.10     Government Contracts.

(a)                Since December 31, 2011, and except as has not had and would not be reasonably likely to have, individually or in the aggregate, an Acquiror Material Adverse Effect, with respect to each prime contract, subcontract, teaming agreement or arrangement, joint venture, basic ordering agreement, blanket purchase agreement, letter agreement, purchase order, delivery order, task order, grant, cooperative agreement, bid, change order or other commitment

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or funding vehicle between Acquiror or any of its Subsidiaries and (i) a Governmental Entity, (ii) any Government Prime Contractor or (iii) any Government Subcontractor, (A) Acquiror and each of its Subsidiaries has complied with all material terms and conditions of such Government Contracts, including all clauses, provisions and requirements incorporated expressly, by reference or by operation of law therein, (B) Acquiror and each of its Subsidiaries has complied with all material requirements of applicable Law pertaining to such Government Contracts, (C) all representations and certifications executed, acknowledged or set forth in or pertaining to such Government Contracts were complied with and correct in all material respects as of their effective date, and Acquiror and each of its Subsidiaries has complied in all material respects with all such representations and certifications, (D) neither the United States Government nor any Government Prime Contractor or Government Subcontractor has notified Acquiror or any of its Subsidiaries in writing that Acquiror or such Subsidiary has materially breached or materially violated any applicable Law, or any material certification, representation, clause, provision or requirement pertaining to such Government Contracts, (E) no termination for convenience, termination for default, or  cure notice or show cause notice under the Federal Acquisition Regulations has been given (and is currently in effect as of the date of this Agreement) pertaining to any Government Contract or claim or request for equitable adjustment by Acquiror or any of its Subsidiaries against a Governmental Entity and (F) no Governmental Entity has requested a material contract price adjustment based on a claimed material disallowance by the Defense Contract Audit Agency (or other applicable Governmental Authority) or claim of defective pricing.

(b)               Neither Acquiror nor any of its Subsidiaries, nor any of their respective directors, officers or employees (i) is (or during the last three years has been) under administrative, civil or criminal investigation, or indictment or audit by any Governmental Authority with respect to any material irregularity, material misstatement or material omission arising under or relating to any Government Contract (other than routine Defense Contract Audit Agency audits, in which no such material irregularities, material misstatements or material omissions were identified) or (ii) during the last three years has conducted or initiated any material internal investigation or made a voluntary disclosure to the United States Government, with respect to any material irregularity, misstatement or omission arising under or relating to any Government Contract.

(c)                Except as has not had and would not be reasonably likely to have, individually or in the aggregate, an Acquiror  Material Adverse Effect, there exist (i) no outstanding claims against Acquiror or any of its Subsidiaries, either by the United States government or by any Government Prime Contractor or Government Subcontractor arising under or relating to any Government Contracts and (ii) no disputes between Acquiror or any of its Subsidiaries and the United States Government under the Contract Disputes Act of 1978, as amended, or any other federal statute or between Acquiror or any of its Subsidiaries and any Government Prime Contractor or Government Subcontractor arising under or relating to any Government Contract.

(d)               Neither Acquiror, any of its Subsidiaries nor any of its or their respective directors, officers, or employees is or for the last three years has been formally debarred or formally suspended from participation in the award of contracts with any Governmental Entity or has been declared ineligible for contracting with any Governmental Entity.

(e)                Except as has not had and would not be reasonably likely to have, individually or in the aggregate, an Acquiror  Material Adverse Effect, neither Acquiror nor any of its Subsidiaries has received an adverse or negative government past performance evaluation or rating

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that could adversely affect the evaluation by the Government, prime contractor, or higher tier subcontractor, as applicable, of any quotation, bid or proposals for an award of a new Government Contract or the renewal of an existing Government Contract.

(f)                Except as has not had and would not be reasonably likely to have, individually or in the aggregate, an Acquiror  Material Adverse Effect, Acquiror and each of its Subsidiaries are in compliance with all applicable national security obligations and security measures required by their Government Contracts or applicable Law, and there are no facts or circumstances that would, or would be reasonably likely to, result in the suspension or termination of Government security clearances or that would be reasonably likely to render Acquiror or any of its Subsidiaries ineligible for such security clearances in the future.

Section 4.11     Ownership of Company Common Stock.  Neither Acquiror, or any of its Subsidiaries (including Acquisition Sub) is, and at no time during the last five years has Acquiror or any of its Subsidiaries (including Acquisition Sub) been, an “interested shareholder” of the Company as defined in Section 12:132 of the LBCL.  Except as set forth in Section 4.11 of the Acquiror Disclosure Letter, neither Acquiror or any of its Subsidiaries (including Acquisition Sub) owns (directly or indirectly, beneficially or of record), or is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, any shares of capital stock of the Company (other than as contemplated by this Agreement).

Section 4.12     Information in Disclosure Documents.  None of the information supplied or to be supplied by or on behalf of Acquiror or Acquisition Sub for inclusion or incorporation by reference in (a) the Form S-4 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (b) the Joint Proxy Statement will, at the date it is first mailed to the stockholders of the Company and of Acquiror, at the time of the Company Special Meeting and the Acquiror Special Meeting, at the time the Form S-4 is declared effective by the SEC or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. All documents that Acquiror or Acquisition Sub is responsible for filing with the SEC in connection with the Transactions contemplated herein, to the extent relating to Acquiror, Acquisition Sub or any of their respective subsidiaries or other information supplied by or on behalf of Acquiror or Acquisition Sub for inclusion therein, will comply as to form, in all material respects, with the provisions of the Securities Act or Exchange Act, as applicable, and the rules and regulations of the SEC thereunder and each such document required to be filed with any Governmental Entity (other than the SEC) will comply in all material respects with the provisions of any applicable Law as to the information required to be contained therein.  The representations and warranties contained in this Section 4.12 will not apply to statements or omissions included in the Form S-4 or the Joint Proxy Statement to the extent based upon information supplied to Acquiror or Acquisition Sub in writing by or on behalf of the Company.

Section 4.13     Availability of Funds.  Without limiting the effect of Section 9.12, as of the Closing Date, Acquiror shall have,

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or have immediately available to it, sufficient funds to pay the Cash Consideration in respect of all of the then outstanding Shares and to pay all other cash amounts payable to the holders of Shares pursuant to Article II upon consummation of the Merger in accordance with its terms.  Without limiting the effect of Section 9.12, Acquiror expressly acknowledges and agrees that the obligations of Acquiror and Acquisition Sub hereunder, including the obligation to consummate the Merger, are not subject to, or conditioned on, receipt of financing.

Section 4.14     No Prior Activities.  Except in connection with its incorporation or organization or the negotiation and consummation of this Agreement and the Transactions, Acquisition Sub has not incurred any obligations or liabilities, and has not engaged in any business or activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

Section 4.15     Litigation.  There are no Actions pending or, to the Knowledge of Acquiror, threatened against or affecting Acquiror or Acquisition Sub or any of their respective Subsidiaries or any of their respective properties or assets or any officer, director or employee of Acquiror or Acquisition Sub or any of their respective Subsidiaries in such capacity before any Governmental Entity, which have had or would be reasonably likely to have, individually or in the aggregate, an Acquiror Material Adverse Effect.  Neither Acquiror and Acquisition Sub nor any of their respective Subsidiaries or any of their respective properties or assets is a party or subject to, or in default under, any material Order which default has had or would be reasonably likely to have, individually or in the aggregate, an Acquiror Material Adverse Effect.

Section 4.16     Opinion of Financial Advisor.  The Acquiror Boards have received the opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated dated as of the date the Acquiror Boards approved this Agreement, to the effect that, as of such date and subject to certain assumptions, qualifications, limitations and other matters set forth in such opinion, the Merger Consideration is fair to Acquiror from a financial point of view.

Section 4.17     Financing.

(a)                Acquiror has delivered to the Company a true and complete copy of the executed debt commitment letter, dated as of the date of this Agreement, by and among Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Agricole Corporate and Investment Bank (collectively, the “Financing Sources”)  and the Acquiror providing for debt financing as described by such commitment letter (such commitment letter, including all exhibits, schedules, annexes and amendments thereto and each such fee letter (redacted for confidential terms), collectively, the “Commitment Letter”), pursuant to which, upon the terms and subject to the conditions set forth therein, certain of the Financing Sources have agreed to lend the amounts set forth therein (the “Financing”) for the purpose of funding the Transactions.

(b)               As of the date of this Agreement, the Commitment Letters are in full force and effect and are valid and binding obligations of Acquiror and, to the Knowledge of Acquiror, the other parties thereto enforceable in accordance with their respective terms, and are not subject

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to any conditions precedent related to the funding of the net proceeds of the Financing that are not set forth in the copies of the Commitment Letter provided to the Company.

(c)                The Commitment Letter has not been amended or modified prior to the date of this Agreement and the respective commitments contained therein have not been terminated, reduced, withdrawn or rescinded prior to the date of this Agreement.

(d)               As of the date of this Agreement, none of the Financing Sources has notified Acquiror of its intention to terminate the Commitment Letter or not to provide the Financing.

(e)                As of the date of this Agreement, Acquiror is not in default or breach under any term or condition of the Commitment Letter and no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach by Acquiror under any term or condition of the Commitment Letter.  As of the date of this Agreement, Acquiror has no reason to believe that it or any other party thereto will be unable to satisfy on a timely basis any of the conditions to the Financing to be satisfied pursuant to the Commitment Letter on the Closing Date.

(f)                As of the date of this Agreement, there are no side letters, understandings or other agreements or arrangements relating to the Financing to which Acquiror or any of its Affiliates is a party that impose conditions to the funding of the Financing, other than those set forth in the Commitment Letter.

(g)               Acquiror or an Affiliate thereof on its behalf has fully paid any and all commitment or other fees required by the Commitment Letter to be paid by the date of this Agreement.

Section 4.18     No Other Representations or Warranties.  Except for the representations and warranties contained in this Article IV, in the Acquiror Disclosure Letter or in the certificate referenced in Section 7.3(c), neither Acquiror, Acquisition Sub nor any other Person makes any other express or implied representation or warranty, and Acquiror hereby disclaims any other representation or warranty, on behalf of or relating to Acquiror or any of its Affiliates, its or their businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects.  Acquiror acknowledges that neither the Company nor its Affiliates and/or other Persons on behalf of the Company are making any representation or warranty regarding financial projections or other financial forecasts of the Company; it being agreed that the foregoing is not intended to limit or modify in any respect any representation or warranty made by the Company in Article III  in the Company Disclosure Letter or in the certificate referenced in Section 7.2(c).

Article V

COVENANTS

Section 5.1         Interim Operations of the Company.  Except (a) as expressly required by this Agreement, (b) as set forth on Section 5.1 of the Company Disclosure Letter, (c) as required by applicable Law, or (d) as consented to in writing by Acquiror (provided that Acquiror’s response to any written request

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for a consent shall not be unreasonably delayed), after the date of this Agreement and prior to the earlier of the Effective Time or the termination of this Agreement pursuant to Article VIII, the Company agrees that:

(i)              Without limiting the effect of clauses (ii)-(xx) of this Section 5.1, the Company and its Subsidiaries will conduct business only in the ordinary course of business consistent with past practice and use their reasonable best efforts to (A) preserve intact their business organizations, assets and lines of business, (B) maintain in effect all of their material foreign, federal, state and local licenses, permits, consents, franchises, approvals and authorizations, (C) keep available the services of their present officers and key employees, (D) maintain or replace all material leases and all material personal property used by the Company and its Subsidiaries and necessary to conduct its business in the ordinary course of business consistent with past practice (but with no obligation to renew or extend any lease or to otherwise exercise any rights or options it may have under any lease, including but not limited to rights to purchase or increase or decrease its current properties), and (E) preserve intact their relationships with third parties, including customers and suppliers, to the extent the preservation of such relationships is in the best interest of the Company;

(ii)            the Company will not amend its Restated Articles of Incorporation or Amended and Restated By-Laws and the Company’s Subsidiaries will not amend their certificates of incorporation, bylaws or other comparable charter or organizational documents;

(iii)          neither the Company nor any of its Subsidiaries will (A) declare, set aside or pay any dividend or other distribution, whether payable in cash, stock or other property, with respect to its capital stock, except for dividends by any wholly owned Subsidiary of the Company to the Company or any other wholly owned Subsidiary of the Company, (B) issue, sell, transfer, pledge, dispose of or encumber or agree to issue, sell, transfer, pledge, dispose of or encumber any additional shares of capital stock or other Rights of the Company or any of its Subsidiaries (including treasury stock), other than awards granted under the Company Stock Plans as provided in clause (iv) below and in respect of shares of Company Common Stock issued pursuant to the exercise or settlement of awards granted pursuant to the Company Stock Plans in accordance with their terms, (C) split, combine or reclassify the Shares or any other outstanding capital stock of the Company or any of the Subsidiaries of the Company or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution therefor, (D) redeem, purchase or otherwise acquire, directly or indirectly, any capital stock or other Rights of the Company or any of its Subsidiaries, other than in connection with withholding to satisfy Tax obligations with respect to Company Equity Awards, acquisitions in connection with the forfeiture of Company Equity Awards, or provisions in connection with the net exercise of Options or SARs or (E) enter into any agreement, understanding or arrangement with respect to the sale, voting, registration or repurchase of the Company’s capital stock or other Rights of the Company or any of its Subsidiaries; provided  that nothing contained herein shall prohibit dividends and distributions paid or made on a pro rata basis by wholly owned Subsidiaries of the Company in the ordinary course consistent with past practice;

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(iv)          except as required under the terms of any Company Plan, any collective bargaining agreement, or any Contract with a labor union, labor organization, or works council, the Company will not and will not permit its Subsidiaries to (A) increase or agree to increase the compensation or employee benefits payable or to become payable to any current or former officers, directors, employees or consultants of the Company or any of its Subsidiaries or pay any amount not required to be paid to any such individual, (B) grant, accelerate or modify the period of exercisability or vesting of equity compensation awards, (C) establish, adopt, enter into or amend any collective bargaining agreement, or any other contract or work rule or practice with any labor union, labor organization or works council, other than in the ordinary course of business consistent with past practice, (D) without complying fully with the notice requirements and other requirements of the WARN Act, effectuate (1) a plant closing as defined in the WARN Act affecting any site of employment or one or more facilities or operating units within any site of employment of the Company, (2) a mass layoff as defined in the WARN Act affecting any site of employment of the Company, or (3) any similar action under the WARN Act requiring notice to employees in the event of an employment loss or layoff, (E) establish, adopt, enter into, materially amend or terminate any Company Plan or any plan, contract, policy or program that would be a Company Plan if in effect as of the date of this Agreement, or (F) fund (or agree to fund) any compensation or benefits under any Company Plan, including through a “rabbi” or similar trust;

(v)            neither the Company nor any of its Subsidiaries will incur, assume, guarantee or otherwise become liable for, or modify in any material respect, the terms of any Indebtedness, including any Indebtedness under the existing revolving credit facilities of the Company, other than (A) guarantees by the Company of Indebtedness of its wholly owned Subsidiaries or guarantees by Company Subsidiaries of Indebtedness of the Company and (B) Indebtedness of a Company Subsidiary payable to the Company or a wholly owned Company Subsidiary; provided  that nothing contained herein shall prohibit the Company and its Subsidiaries from (i) obtaining surety bonds for the benefit of commercial counterparties in the ordinary course of business consistent with past practice in an aggregate principal amount not to exceed $50,000,000 individually or $150,000,000 in the aggregate, (ii) obtaining performance letters of credit for the benefit of commercial counterparties in the ordinary course of business consistent with past practice in an aggregate principal amount not to exceed $35,000,000 individually or $70,000,000 in the aggregate; provided that the Company may (x) issue letters of credit to replace performance letters of credit that are outstanding as of the date hereof or (y) issue letters of credit (whether performance or financial letters of credit) to replace cash deposits, with third party insurance carriers or otherwise, provided that the associated cash on deposit is returned to the Company, and such letters of credit shall not be subject to, or included in, the individual and aggregate limitations, or (iii) incurring other Indebtedness for borrowed money in the ordinary course of business consistent with past practice in an aggregate principal amount not to exceed $10,000,000 in the aggregate;

(vi)          neither the Company nor any of its Subsidiaries will, except for transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned subsidiaries, make any loans, advances or capital contributions to, or investments in, any other Person in an aggregate principal amount greater than $5,000,000;

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(vii)        neither the Company nor any of its Subsidiaries will make, commit to make or authorize any capital expenditure or research and development expenditure, other than (i) capital expenditures associated with reimbursable commercial contracts where substantially all of the cost of such expenditures is billable to the customer and (ii) capital expenditures and research and development expenditures in the amounts and in accordance with the schedule set forth in the Company’s existing capital budgets for fiscal 2012 and 2013 (including for purposes of the 2013 budget any rollover amount from the 2012 budget), copies of which are set forth in Section 5.1(vii) of the Company Disclosure Letter;

(viii)      neither the Company nor any of its Subsidiaries will (A) release, assign, compromise, pay, discharge, waive, settle, agree to settle, or satisfy any Action (including any Action relating to this Agreement or the Merger) or other rights, claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the release, assignment, compromise, payment, discharge, waiver, settlement or satisfaction of claims, liabilities or obligations incurred in the ordinary course of business consistent with past practice that involve amounts not to exceed (in excess of third party insurance proceeds actually received or agreed in writing to be paid by third party insurance carriers) $10,000,000 individually or $50,000,000 in the aggregate that (x) do not require any actions or impose any restrictions on the business or operations of the Company or any of its Subsidiaries or impose any other injunctive or equitable relief, (y) provide for the complete release of the Company and its Subsidiaries of all claims and (z) do not provide for any admission of liability by the Company or any of its Subsidiaries, or (B) waive any claims of substantial value;

(ix)          neither the Company nor any of its Subsidiaries will, except for transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, directly or indirectly, sell, transfer, lease, pledge, mortgage, encumber or otherwise dispose of any of its property or assets (including stock or other ownership interests of its Subsidiaries or of any other Person and including transfers of project equipment) (collectively, “Company Transfers”), other than sales of property and/or assets in the ordinary course of business consistent with past practice at not less than fair market value for consideration not greater than $17,500,000 individually and $62,500,000 in the aggregate;

(x)            neither the Company nor any of its Subsidiaries will change any of the accounting methods, principles or practices used by it unless required by a change in GAAP or Law;

(xi)          neither the Company nor any of its Subsidiaries will (A) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, business combination, restructuring, recapitalization or other reorganization (other than this Agreement), (B) except for tax-free transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned subsidiaries, acquire by merging or consolidating with, or by purchasing an equity interest in or portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof, or acquire any capital stock or  assets of any Person, except for acquisitions, purchases, mergers or consolidations

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at or below fair market value for consideration not exceeding $25,000,000 in the aggregate, (C) take or omit to take any action that would cause any material Intellectual Property Rights, including with respect to any registrations or applications for registration, to lapse, be abandoned or canceled, or fall into the public domain, other than actions or omissions in the ordinary course of business consistent with past practice and not otherwise in violation of this Section 5.1  or (D) except for transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned subsidiaries, enter into a joint venture or partnership or similar third-party business enterprise;

(xii)        except as is required to effectuate any transaction that is otherwise expressly permitted by this Section 5.1 or Section 5.1 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries will enter into any Contract which would be a Material Contract, or amend or terminate any Material Contract in any material respect, or waive or grant any release or relinquishment of any material rights under, or renew, any such Material Contract, except that (A) the Company and its Subsidiaries may enter into reimbursable or unit price customer Contracts in the ordinary course of business consistent with past practice, (B) the Company and its Subsidiaries may enter into fixed price customer Contracts under which the Company and its Subsidiaries may receive payments in excess of $300,000,000 during the life of the Contract in the ordinary course of business consistent with past practice and (C) the Company and its Subsidiaries may enter into Contracts that are described in clause (v) of Section 3.10(a) in the ordinary course of business consistent with past practice; provided  that nothing in this Section 5.1 shall prevent the Company or any of its Subsidiaries from entering into, amending, terminating, waiving or granting any release or relinquishment of any material rights under, or renewing any Contract where  the Company has determined that seeking Acquiror’s consent to take such action or the communications related thereto would be reasonably likely to be a violation of any applicable Law;

(xiii)      except to the extent that such actions do not result in additional material taxation payable by the Company or its Subsidiaries, neither the Company nor any of its Subsidiaries will make, change or revoke any material Tax election; settle or compromise any material Tax liability or refund; enter into any closing agreement within the meaning of Section 7121 of the Code (or any comparable provision of state, local or foreign Law) with respect to any material Tax Matter; agree to any adjustment of any material Tax attribute; change any method of Tax accounting or Tax period; execute or consent to any waivers extending the statutory period of limitations with respect to the collection or assessment of material Taxes; file any material amended Tax Return; or request any material Tax ruling;

(xiv)      neither the Company nor any of its Subsidiaries will make any Person (other than Acquiror) or action (other than the Transactions) not subject to, or exempt such Person or action from, the provision of Sections 12:132–12:134 of the LBCL or any other potentially applicable anti-takeover or similar statute or regulation, or the provisions of Article VIII of the Company’s Restated Articles of Incorporation;

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(xv)        neither the Company nor any of its Subsidiaries will enter into any new line of business, it being understood that organic growth of an existing line of business shall not constitute entry into a new line of business;

(xvi)      neither the Company nor any of its Subsidiaries will fail to duly and timely file all material reports and other material documents required to be filed with all Governmental Entities and other authorities (including the New York Stock Exchange), subject to extensions permitted by applicable Law;

(xvii)    neither the Company nor any of its Subsidiaries will permit any material insurance policy to terminate or lapse without replacing such policy with comparable coverage, or amend or cancel any material insurance policy;

(xviii)  neither the Company nor any of its Subsidiaries will take, or knowingly omit to take, any action (including but not limited to any acquisition or entering into any business combination) which is intended to or which could reasonably be expected to adversely affect the ability of any of the parties hereto to perform its covenants and agreements under this Agreement or otherwise prohibit or materially delay satisfaction of the conditions to this Agreement or consummation of the Merger or other Transactions; and

(xix)      neither the Company nor any of its Subsidiaries will enter into an agreement, Contract, commitment or arrangement to do any of the foregoing, or authorize, recommend, propose or announce an intention to do any of the foregoing.

Section 5.2         Interim Operations of Acquiror.  Except (a) as expressly required by this Agreement, (b) as set forth on Section 5.2 of the Acquiror Disclosure Letter, (c) as required by applicable Law, or (d) as consented to in writing by the Company after the date of this Agreement and prior to the Effective Time, Acquiror agrees that:

(i)              Acquiror and its Subsidiaries will conduct business only in the ordinary course of business consistent with past practice and use their reasonable best efforts to (A) preserve intact their business organizations, assets and lines of business, (B) maintain in effect all of their material foreign, federal, state and local licenses, permits, consents, franchises, approvals and authorizations, (C) keep available the services of their present officers and key employees, (D) maintain all material leases and all material personal property used by Acquiror and its Subsidiaries and necessary to conduct its business in the ordinary course of business consistent with past practice (but with no obligation to renew or extend any lease or to otherwise exercise any rights or options it may have under any lease, including but not limited to rights to purchase or increase or decrease its current properties), and (E) preserve intact their relationships with third parties, including customers and suppliers;

(ii)            Acquiror will not amend its charter or organizational documents and Acquiror’s Subsidiaries will not amend their certificates of incorporation, bylaws or other comparable charter or organizational documents in any manner that would adversely

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affect or delay the consummation of the Transactions or adversely affect the holders of Company Common Stock relative to the holders of Acquiror Common Stock;

(iii)          neither Acquiror nor any of its Subsidiaries will declare, set aside or pay any dividend or other distribution, whether payable in cash, stock or other property, with respect to its capital stock; provided  that nothing contained herein shall prohibit (x) dividends and distributions paid or made on a pro rata basis by Subsidiaries of Acquiror in the ordinary course consistent with past practice and (y) payment by Acquiror of regular quarterly cash dividends on shares of Acquiror Common Stock of not more than $0.05 per share per quarter, consistent with past practice as to timing of declaration, record date and payment date;

(iv)          neither Acquiror nor any of its Subsidiaries will split, combine, subdivide or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution therefor, except for any such transaction by a wholly owned Subsidiary of Acquiror which remains a wholly owned Subsidiary of Acquiror after consummation of such transaction;

(v)            neither Acquiror nor any of its Subsidiaries will take, or knowingly omit to take, any action (including but not limited to any acquisition or entering into any business combination) which is intended to or which could reasonably be expected to adversely affect the ability of any of the parties hereto to perform its covenants and agreements under this Agreement or otherwise prohibit or materially delay satisfaction of the conditions to this Agreement or consummation of the Merger or other Transactions;

(vi)          Acquiror will not adopt, enter into or publicly disclose a plan of complete or partial liquidation or dissolution, restructuring, recapitalization or reorganization;

(vii)        neither Acquiror nor any of its Subsidiaries will take or omit to take any action to cause the Acquiror Common Stock to cease to be eligible for listing on the New York Stock Exchange; and

(viii)      neither Acquiror nor any of its Subsidiaries will enter into an agreement, Contract, commitment or arrangement to do any of the foregoing, or authorize, recommend, propose or announce an intention to do any of the foregoing.

Section 5.3         No Solicitation by the Company.

(a)                Except as expressly permitted by this Section 5.3, the Company shall, shall cause each of its Affiliates and its and their respective officers, directors and employees to, and shall use reasonable best efforts to cause any agents, financial advisors, investment bankers, attorneys, accountants and other representatives of the Company or any of its Affiliates (collectively, “Representatives”) to: (i) immediately cease any ongoing solicitation, knowing encouragement, discussions or negotiations with any Persons that may be ongoing with respect to a Company Takeover Proposal, and promptly instruct (to the extent it has contractual authority to do so and has not already done so prior to the date of this Agreement or

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otherwise request, any Person that has executed a confidentiality or non-disclosure agreement within the 36-month period prior to the date of this Agreement in connection with any actual or potential Company Takeover Proposal to return or destroy all such information or documents or material incorporating confidential information in the possession of such Person or its Representatives and (ii) until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, not, directly or indirectly, (A) solicit, initiate or knowingly facilitate or knowingly encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Takeover Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with or for the purpose of encouraging or facilitating, a Company Takeover Proposal (other than, solely in response to an unsolicited inquiry, to refer the inquiring Person to this Section 5.3 and to limit its conversation or other communication exclusively to such referral), or (C) approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle (whether written or oral, binding or nonbinding) with respect to a Company Takeover Proposal.  Except to the extent necessary to take any actions that the Company or any third party would otherwise be permitted to take pursuant to this Section 5.3 (and in such case only in accordance with the terms hereof), (i) the Company and its Subsidiaries shall not release any third party from, or waive, amend or modify any provision of, or grant permission under, (x) any standstill provision in any agreement to which the Company or any of its Subsidiaries is a party or (y) any confidentiality provision in any agreement to which the Company or any of its Subsidiaries is a party other than, with respect to this clause (y), any waiver, amendment, modification or permission under a confidentiality provision that does not, and would not be reasonably likely to, facilitate, encourage or relate in any way to a Company Takeover Proposal or a potential Company Takeover Proposal and (ii) the Company shall, and shall cause its Subsidiaries to, enforce the confidentiality and standstill provisions of any such agreement, and the Company shall, and shall cause its Subsidiaries to, immediately take all steps within their power necessary to terminate any waiver that may have been heretofore granted, to any Person other than Acquiror or any of Acquiror’s Affiliates, under any such provisions.

(b)               Notwithstanding anything to the contrary contained in Section 5.3(a), if at any time from and after the date of this Agreement and prior to obtaining the Company Shareholder Approval, the Company, directly or indirectly receives a bona fide, unsolicited written Company Takeover Proposal from any Person that did not result from a breach of Section 5.3  and if the Company Board determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that such Company Takeover Proposal constitutes or would reasonably be expected to lead to a Company Superior Proposal, then the Company may, directly or indirectly, (i) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its Subsidiaries, and afford access to the business, properties, assets, employees, officers, Contracts, books and records of the Company and its Subsidiaries, to the Person who has made such Company Takeover Proposal and its Representatives and potential sources of financing; provided, that the Company shall substantially concurrently with the delivery to such Person provide to Acquiror any non-public information concerning the Company or any of its Subsidiaries that is provided or made available to such Person or its Representatives unless such non-public information has been previously provided or made available to Acquiror in the electronic “Intralinks” data room and (ii) engage in or otherwise participate in discussions or negotiations with the Person making such

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Company Takeover Proposal and its Representatives and potential sources of financing regarding such Company Takeover Proposal.  For purposes of this Agreement, “Acceptable Confidentiality Agreement” means any customary confidentiality agreement that contains provisions that are no less favorable to the Company than those contained in the Confidentiality and Non-Disclosure Agreement, dated May 23, 2012, between the Company and Acquiror (the “Confidentiality Agreement”) (including standstill restrictions), provided that such confidentiality agreement (x) shall not prohibit compliance by the Company with any of the provisions of this Section 5.3 and (y) may contain a less restrictive standstill restriction or no standstill restriction, in which case the Confidentiality Agreement shall be deemed to be amended to contain only such less restrictive provision, or to omit such provision, as applicable.

(c)                The Company shall promptly (and in no event later than 24 hours after receipt) notify, orally and in writing, Acquiror after receipt by the Company or any of its Representatives of any Company Takeover Proposal, including of the identity of the Person making the Company Takeover Proposal and the material terms and conditions thereof, and shall promptly (and in no event later than 24 hours after receipt) provide copies to Acquiror of any written proposals, indications of interest, and/or draft agreements relating to such Company Takeover Proposal.  The Company shall keep Acquiror reasonably informed, on a prompt basis, as to the status of (including changes to any material terms of, and any other material developments with respect to) such Company Takeover Proposal (including by promptly (and in no event later than 24 hours after receipt) providing to Acquiror copies of any additional or revised written proposals, indications of interest, and/or draft agreements relating to such Company Takeover Proposal).  The Company agrees that it and its Subsidiaries will not enter into any agreement with any Person subsequent to the date of this Agreement which prohibits the Company from providing any information to Acquiror in accordance with this Section 5.3.

(d)               Except as expressly permitted by this Section 5.3(d), the Company Board shall not (i) (A) fail to include the Company Recommendation in the Joint Proxy Statement, (B) change, qualify, withhold, withdraw or modify, or authorize or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Acquiror, the Company Recommendation, (C) take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer (other than a recommendation against such offer or a customary “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, in each case that includes a reaffirmation of the Company Recommendation) (it being understood that the Company Board may refrain from taking a position with respect to such a tender offer or exchange offer until the close of business as of the tenth Business Day after the commencement of such tender offer or exchange offer pursuant to Rule 14d-9(f) under the Exchange Act without such action being considered a Company Adverse Recommendation Change) or (D) adopt, approve or recommend, or publicly propose to adopt, approve or recommend to shareholders of the Company a Company Takeover Proposal (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”), or (ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, agreement, commitment or agreement in principle with respect to any Company Takeover Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 5.3(b)).  Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Company Shareholder Approval is obtained, the Company Board may (x) make a Company Adverse Recommendation Change or

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(y) terminate this Agreement in accordance with Section 8.1(e) in order to enter into a binding written agreement with respect to such Company Superior Proposal, in each case if, after receiving a bona fide, unsolicited Company Takeover Proposal that did not result from a breach of Section 5.3, the Company Board has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, that (I) such Company Takeover Proposal constitutes a Company Superior Proposal and (II) in light of such Company Takeover Proposal, the failure to take such action would be reasonably likely to constitute a violation of the Company Board’s fiduciary duties under applicable Law; provided, however, that, prior to taking the action set forth in clause (x) or (y) above, as applicable, (1) the Company has given Acquiror at least four Business Days’ prior written notice of its intention to take such action (which notice shall specify the material terms and conditions of any such Company Superior Proposal) and has contemporaneously provided to Acquiror a copy of the Company Superior Proposal, a copy of any proposed transaction agreements with the Person making such Company Superior Proposal and a copy of any financing commitments relating thereto (or, if not provided in writing to the Company, a written summary of the material terms thereof), (2) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Acquiror during such notice period, to the extent Acquiror wishes to negotiate, to enable Acquiror to propose revisions to the terms of this Agreement such that it would cause such Company Superior Proposal to no longer constitute a Company Superior Proposal, (3) following the end of such notice period, the Company Board shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Acquiror, and shall have determined, after consultation with its outside financial advisors and outside legal counsel, that the Company Superior Proposal would nevertheless continue to constitute a Company Superior Proposal if the revisions proposed by Acquiror were to be given effect, and (4) in the event of any change to any of the financial terms (including the form, amount and timing of payment of consideration) or any other material terms of such Company Superior Proposal, the Company shall, in each case, have delivered to Acquiror an additional notice consistent with that described in clause (1) above of this proviso and a new notice period under clause (1) of this proviso shall commence (except that the four Business Day period notice period referred to in clause (1) above of this proviso shall instead be equal to the longer of (I) two Business Days and (II) the period remaining under the notice period under clause (1) of this proviso immediately prior to the delivery of such additional notice under this clause (4)) during which time the Company shall be required to comply with the requirements of this Section 5.3(d) anew with respect to such additional notice, including clauses (1) through (4) above of this proviso; and provided, further, that the Company has complied in all material respect with its obligations under this Section 5.3.

(e)                Notwithstanding anything to the contrary herein, prior to the time the Company Shareholder Approval is obtained, the Company Board may change, qualify, withhold, withdraw or modify, or authorize or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Acquiror, the Company Recommendation (“Intervening Event Recommendation Change”), if, in response to an Intervening Event, the Company Board has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, that failure to make such Intervening Event Recommendation Change would reasonably be likely to constitute a violation of the Company Board’s fiduciary duties under applicable Law; provided, however, that such action shall not be in response to a Company Takeover Proposal or a Company Superior Proposal (which is addressed under Section 5.3(d)) and prior to taking such action, (i) the Company Board has given Acquiror at least four Business Days’ prior written notice of its intention to

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make such Intervening Event Recommendation Change and a reasonable description of the Intervening Event that serves as the basis of such Intervening Event Recommendation Change, (ii) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Acquiror during such notice period after giving any such notice, to the extent Acquiror wishes to negotiate, to enable Acquiror to propose revisions to the terms of this Agreement in such a manner that would obviate the need for making such Intervening Event Recommendation Change, (iii) at the end of such notice period, the Company Board shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Acquiror, and shall have determined in good faith, after consultation with its financial advisors and outside legal counsel, that failure to make an Intervening Event Recommendation Change would nevertheless reasonably be likely to constitute a violation of the Company Board’s fiduciary duties under applicable Law if the revisions proposed were to be given effect and (iv) in the event of each and every change to the material facts and circumstances relating to such Intervening Event, the Company shall, in each case, have delivered to Acquiror an additional notice consistent with that described in clause (i) above of this proviso and a new notice period under clause (i) of this proviso shall commence (except that the four Business Day notice period referred to in clause (i) above of this proviso shall instead be equal to the longer of (I) two Business Days and (II) the period remaining under the notice period under clause (i) of this proviso immediately prior to the delivery of such additional notice under this clause (iv)), during which time the Company shall be required to comply with the requirements of this Section 5.3(e)  anew with respect to such additional notice, including clauses (i) through (iv) above of this proviso.

(f)                Nothing contained in this Section 5.3 or in Section 6.6 shall prohibit the Company or the Company Board from taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or from making any “stop, look and listen” communication or any other similar disclosure to the Company’s shareholders pursuant to Rule 14d-9(f) under the Exchange Act if, in the Company Board’s determination in good faith after consultation with outside counsel, the failure so to disclose would reasonably be likely to constitute a violation of the Company Board’s fiduciary duties under applicable Law or its obligations under applicable federal securities Law; provided, that any such position or disclosure (other than any stop, look and listen communication that includes a reaffirmation of the Company Recommendation) shall be deemed to be a Company Adverse Recommendation Change unless the Company Board expressly and concurrently reaffirms the Company Recommendation.

Section 5.4         Acquiror Recommendation.  Except as expressly permitted by this Section 5.4, the Acquiror Boards shall not (i) fail to include the Acquiror Recommendation in the Joint Proxy Statement or (ii) change, qualify, withhold, withdraw or modify, or authorize or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to the Company, the Acquiror Recommendation (any action described in clause (i) or (ii) being referred to as a “Acquiror Adverse Recommendation Change”).  Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Acquiror Shareholder Approval is obtained, the Acquiror Boards may make an Acquiror Adverse Recommendation Change if the Acquiror Boards have determined in good faith, after consultation with their outside financial advisors and based on the advice of outside legal counsel, that the failure to so make an Acquiror Adverse Recommendation Change would (i) constitute a violation of the Acquiror Boards’ fiduciary duties to Acquiror’s shareholders or of other legal duties applicable to the

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Acquiror Boards and their members under Dutch Law or (ii) otherwise create a significant risk under Dutch Law of material personal liability for the members of either of the Acquiror Boards.

Article VI

ADDITIONAL AGREEMENTS

Section 6.1         Preparation of Joint Proxy Statement; Form S-4.

(a)                As soon as reasonably practicable after the date of this Agreement, (i) the Company and Acquiror shall jointly prepare and cause to be filed with the SEC the Joint Proxy Statement and (ii) Acquiror shall prepare and file with the SEC the Form S-4, in which the Joint Proxy Statement will be included as a prospectus.  The Company and Acquiror shall use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as soon as reasonably practicable after such filing and to keep the Form S-4 effective as long as necessary to consummate the Merger and the other Transactions. The Company and Acquiror will cause the Joint Proxy Statement to be disseminated to the holders of the Shares and shares of Acquiror Common Stock, respectively, as promptly as reasonably practicable after the Form S-4 is declared effective, as and to the extent required by applicable federal securities Laws.  Subject to Section 5.3(d) and Section 5.3(e), the Joint Proxy Statement will contain the Company Recommendation and the Company shall use reasonable best efforts to solicit from its shareholders proxies in favor of the adoption of this Agreement and to take all other actions necessary or advisable to obtain the Company Shareholder Approval.  Subject to Section 5.4, the Joint Proxy Statement will contain the Acquiror Recommendation and Acquiror shall use reasonable best efforts to solicit from its shareholders proxies in favor of the approval of the consummation of the Transactions and to take all other actions necessary or advisable to obtain the Acquiror Shareholder Approval.  Notwithstanding the foregoing, prior to filing the Form S-4 and the Joint Proxy Statement, or any amendment or supplement thereto, each of the Company and Acquiror (i) shall provide the other and/or its counsel an opportunity to review and comment on such document (including the proposed final version of such document) and (ii) shall consider in good faith all comments reasonably proposed by the other or their respective counsels.

(b)               The Company and Acquiror will provide for inclusion or incorporation by reference in the Form S-4 and Joint Proxy Statement of all reasonably required information relating to the Company, Acquiror or Acquisition Sub or their respective Affiliates.  Each of the Company and Acquiror will provide the other and its outside legal counsel, in writing, any comments or other communications, whether written or oral, that it or its outside legal counsel may receive from time to time from the SEC or its staff with respect to the Form S-4 or the Joint Proxy Statement promptly after the receipt of such comments or other communications, and the opportunity to review and comment on such comments.  The Company and Acquiror will respond promptly to any such comments from the SEC or its staff, and will use its reasonable best efforts to incorporate any reasonable comments of the other and/or its counsel prior to such response.  Acquiror shall advise the Company, promptly after it receives notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Acquiror Common Stock issuable in connection with the Merger for

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offering or sale in any jurisdiction, and Acquiror shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Acquiror shall also take any other action (other than qualifying to do business in any jurisdiction in which Acquiror is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of Acquiror Common Stock in the Merger, and the Company shall furnish all information concerning the Company and the holders of its capital stock as may be reasonably requested in connection with any such actions.

(c)                Each of the Company and Acquiror agrees to promptly (i) correct any information provided by it specifically for use in the Form S-4 or Joint Proxy Statement if and to the extent that such information shall have become false or misleading in any material respect and (ii) supplement the information provided by it specifically for use in the Form S-4 or Joint Proxy Statement to include any information that shall become necessary in order to make the statements in the Form S-4 or Joint Proxy Statement, in light of the circumstances under which they were made, not misleading.  Each of the Company and Acquiror further agrees to cause the Form S-4 and the Joint Proxy Statement as so corrected or supplemented promptly to be filed with the SEC and to be disseminated to the holders of the Shares and Acquiror Common Stock, respectively (and will use its reasonable efforts to incorporate any reasonable comments of the other party and/or its counsel prior to such filing and dissemination), in each case as and to the extent required by applicable Laws.

Section 6.2         Shareholder Meetings.

(a)                The Company shall take all actions in accordance with applicable Law, its constituent documents and the rules of the New York Stock Exchange to duly call, set a record date for, give notice of, convene and hold a special meeting of the Company’s shareholders (including any adjournment or postponement thereof, the “Company Special Meeting”) on a date mutually agreed between the Company and Acquiror which date shall be as promptly as practicable and in no event later than 45 calendar days following the date upon which the Form S-4 is declared effective for the purpose of considering and taking action upon the adoption of this Agreement.  Notwithstanding anything to the contrary contained in this Agreement, the Company shall not adjourn or postpone the Company Special Meeting without Acquiror’s consent; provided  that without Acquiror’s consent, the Company may adjourn or postpone the Company Special Meeting (i) after consultation with Acquiror, to the extent necessary to ensure that any required supplement or amendment to the Form S-4 or Joint Proxy Statement is provided to the shareholders of the Company within a reasonable amount of time in advance of the Company Special Meeting or (ii) if as of the time for which the Company Special Meeting is originally scheduled (as set forth in the Joint Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Special Meeting; further provided that no adjournment may be made to a date on or after three Business Days prior to the Outside Date.  Notwithstanding any Company Adverse Recommendation Change or Intervening Event Recommendation Change, unless this Agreement shall have been terminated in accordance with its terms, the Company shall (x) submit this Agreement to the shareholders of the Company as promptly as practicable for the purpose of obtaining the Company Shareholder Approval at the

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Company Special Meeting and (y) not submit any Company Takeover Proposal for approval by the shareholders of the Company.

(b)               At the Company Special Meeting or any postponement or adjournment thereof, Acquiror and Acquisition Sub shall vote, or cause to be voted, all of the Shares then beneficially owned by either of them or any of their Subsidiaries and controlled Affiliates in favor of the adoption of this Agreement.

(c)                Acquiror shall take all actions in accordance with applicable Law, its constituent documents and the rules of the New York Stock Exchange to duly call, set a record date for, give notice of, convene and hold a general meeting of Acquiror’s shareholders (including any adjournment or postponement thereof, the “Acquiror Special Meeting”) on a date mutually agreed between the Company and Acquiror which date shall be as promptly as practicable and in no event later than 45 calendar days following the date upon which the Form S-4 is declared effective for the purpose of considering and taking action upon the approval of the consummation of the Transactions.  Acquiror shall take all actions necessary to cause the convocation of the Acquiror Special Meeting (the “Convocation”) to be given by the Management Board of Acquiror no later than on the fifteenth (15th) calendar day prior to the date of the Acquiror Special Meeting. The Convocation shall specify the subjects to be discussed at the Acquiror Special Meeting and shall be accompanied by the Joint Proxy Statement, which shall contain all information required to be delivered to the shareholders of Acquiror under the applicable Laws of the Netherlands.  Notwithstanding anything to the contrary contained in this Agreement, Acquiror shall not adjourn or postpone the Acquiror Special Meeting without the consent of the Company; provided  that without such consent, Acquiror may adjourn or postpone the Acquiror Special Meeting after consultation with the Company, to the extent necessary to ensure that any required supplement or amendment to the Form S-4 or Joint Proxy Statement is provided to the shareholders of Acquiror within a reasonable amount of time in advance of the Acquiror Special Meeting; further provided that no adjournment may be made to a date on or after three Business Days prior to the Outside Date.  Unless this Agreement shall have been terminated in accordance with its terms, Acquiror shall submit this Agreement to the shareholders of Acquiror as promptly as practicable for the purpose of obtaining the Acquiror Shareholder Approval at the Acquiror Special Meeting.

(d)               At the Acquiror Special Meeting or any postponement or adjournment thereof, the Company shall vote, or cause to be voted, all of the Acquiror Common Stock then beneficially owned by it or any of its Subsidiaries or controlled Affiliates in favor of the approval of the consummation of the Transactions.

Section 6.3         Efforts to Obtain Approvals.

(a)                Prior to the Closing, Acquiror, Acquisition Sub and the Company shall use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and to cooperate with the other parties hereto in doing all things necessary, proper or advisable under any applicable Laws to consummate and make effective the Transactions by the Outside Date including (i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the Transactions, (ii) the satisfaction of the conditions to consummating the Transactions, (iii) taking all reasonable actions necessary to obtain

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any consent, authorization, Order or approval of, or any exemption by, any third party, including any Governmental Entity (which actions shall include furnishing all information required by any Antitrust Authority) required to be obtained or made by Acquiror, Acquisition Sub, the Company or any of their respective Subsidiaries in connection with the Transactions or the taking of any action contemplated by this Agreement and (iv) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement.  Additionally, each of Acquiror, Acquisition Sub and the Company shall use reasonable best efforts to fulfill all conditions precedent to the Merger and shall not take any action after the date of this Agreement that would reasonably be expected to materially delay the obtaining of, or result in not obtaining, any permission, approval or consent from any such Governmental Entity necessary to be obtained prior to Closing.  To the extent that transfers of any permits issued by any Governmental Entity are required as a result of the execution of this Agreement or the consummation of the Transactions, the parties hereto shall use reasonable best efforts to effect such transfers.

(b)               Acquiror and the Company shall each keep the other apprised of the status of matters relating to the completion of the Transactions and work cooperatively in connection with obtaining CFIUS Approval and all required consents, authorizations, Orders or approvals of, or any exemptions by, any Governmental Entity undertaken pursuant to the provisions of this Section 6.3.  In that regard, prior to the Closing, each party shall promptly consult with the other parties hereto with respect to and provide any necessary information with respect to (and, in the case of correspondence, provide the other parties (or their counsel) copies of) all filings made by such party with any Governmental Entity or any other information supplied by such party to, or correspondence with, a Governmental Entity in connection with this Agreement or the Transactions.  Each party hereto shall promptly inform the other parties to this Agreement, and if in writing, furnish the other party with copies of (or, in the case of oral communications, advise the other party orally of) any communication from any Governmental Entity regarding this Agreement or any of the Transactions, and permit the other party to review and discuss in advance, and consider in good faith the views of the other party in connection with, any proposed communication with any such Governmental Entity.  If any party to this Agreement or any Representative of such parties receives a request for information or documentary material from any Governmental Entity with respect to this Agreement or the Transactions, then such party shall make, or cause to be made, promptly and after consultation with the other parties to this Agreement, an appropriate response in compliance with such request.  Neither party hereto shall participate in any meeting or teleconference with any Governmental Entity where material issues would likely be discussed in connection with this Agreement and the Transactions unless it consults with the other party in advance and to the extent permitted by such Governmental Entity gives the other party a reasonable opportunity to attend and participate thereat.  Each party hereto shall furnish the other party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and any such Governmental Entity with respect to this Agreement and the Merger, and furnish the other party with such necessary information and reasonable assistance as the other party may reasonably request in connection with its preparation of necessary filings or submissions of information to any such Governmental Entity; provided, however, that materials provided pursuant to this Section 6.3(b) may be redacted (i) to remove references concerning the valuation of the Company and the Merger or other confidential information, (ii) as necessary to comply with contractual arrangements, and (iii) as necessary to address reasonable privilege concerns.  Acquiror and the Company may each designate certain materials provided

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pursuant to this Section 6.3(b) as outside legal counsel only as reasonably necessary and pursuant to a mutually acceptable joint defense agreement.

(c)                The Company and Acquiror shall file, as promptly as practicable, but in any event no later than fifteen Business Days after the date of this Agreement, notifications under the HSR Act, and the Company and Acquiror shall file, as promptly as practicable any other filings and/or notifications under other applicable Antitrust Laws.  In the event that the parties receive a request for information or documentary material following the HSR Act filing (a “Second Request”) and/or the Transactions are subject to “second phase” review following any filing, notice, petition, statement, registration, submission of information, application or similar filing required by any other Antitrust Law or by any Antitrust Authority (a “Second Phase Information Request”), the parties shall use their respective reasonable best efforts to respond to such Second Request and/or Second Phase Information Request, as applicable, as promptly as possible or as otherwise instructed by Acquiror pursuant to Section 6.3(i), and counsel for both parties will closely cooperate during the entirety of any such Second Request review process and/or Second Phase Information Request process, as the case may be.

(d)               In furtherance, and not in limitation of the foregoing, Acquiror shall take any and all action necessary to obtain expiration or early termination of the waiting period under the HSR Act, including but not limited to: (i) selling or otherwise disposing of, or holding separate and agreeing to sell or otherwise dispose of, assets, categories of assets or businesses of the Company or Acquiror or their respective Subsidiaries; (ii) terminating, entering into or modifying existing relationships, contractual rights or obligations of the Company or Acquiror or their respective Subsidiaries; (iii) terminating any venture or other arrangement; (iv) creating any relationship, contractual rights or obligations of the Company or Acquiror or their respective Subsidiaries or (v) effectuating any other change or restructuring of the Company or Acquiror or their respective Subsidiaries (and, in each case, to enter into agreements or stipulate to the entry of an order or decree or file appropriate applications with any Antitrust Authority in connection with any of the foregoing) (each a “Divestiture Action”) in an effort to ensure that no Governmental Entity enters any order, decision, judgment, decree, ruling, injunction (preliminary or permanent), or establishes any law, rule, regulation or other action preliminarily or permanently restraining, enjoining or prohibiting the consummation of the Merger.  The Acquiror may condition the entry of a Divestiture Action on consummation of the Merger.  In the event an Antitrust Authority institutes (or threatens to institute) any action challenging the Transaction as violative of any U.S. Antitrust Law, Acquiror and the Company shall cooperate and use reasonable best efforts to vigorously contest and resist any such Action, and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction or other order whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, or restricts consummation of the Merger or any other Transactions, including by pursuing administrative or judicial appeal, and Acquiror shall take all action necessary, including but not limited to any Divestiture Action, in an effort to resolve such action so as to permit such consummation prior to the Outside Date.  To assist Acquiror in complying with its obligations set forth in this Section 6.3, at Acquiror’s request the Company shall, and shall cause its Subsidiaries to, enter into one or more agreements prior to the Closing with respect to any Divestiture Action; provided, however, that the consummation of the transactions provided for in any such agreement for a Divestiture Action shall be conditioned upon the Closing.  Notwithstanding anything in this Agreement to the contrary, nothing in this Section 6.3 or elsewhere shall require, or be deemed to require, Acquiror

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to take or agree to take any Divestiture Action if doing so would, individually or in the aggregate, be reasonably likely to result in a Company Material Adverse Effect or an Acquiror Material Adverse Effect.

(e)                Within one Business Day of the date of this Agreement, Acquiror and the Company shall notify CFIUS that this Agreement has been executed and shall request to meet informally with CFIUS within ten (10) Business Days of the date of this Agreement.  Acquiror and Company shall submit a draft joint voluntary notice to CFIUS with regard to this Agreement and other related information pursuant to Section 721 of the Defense Production Act of 1950, as amended, within ten (10) Business Days of the date of this Agreement and submit a final joint voluntary notice to CFIUS with regard to this Agreement and other related information pursuant to Section 721 of the Defense Production Act of 1950, as amended, within twenty (20) Business Days of this Agreement.  Each of Acquiror and the Company shall respond to any request for information from CFIUS in the time frame set forth in the CFIUS regulations, 31 C.F.R. Part 800.  Acquiror shall take, or cause to be taken, all actions that are customarily undertaken to obtain CFIUS Approval so as to enable the Closing by the Outside Date, including, but not limited to, (i) proposing, negotiating, committing to and effecting, by mitigation agreement, security control agreement, special security arrangement, voting trust agreement or proxy agreement, restrictions or actions that after the Closing Date would limit Acquiror’s freedom of action, ownership, control, influence, management or access over the acquired or Acquiror’s businesses or any asset and (ii) the transfer or sale of contracts or associated joint venture interests involving access to classified information or facilities or which are issued under programs or authorizations that do not allow participation by non-U.S. persons.  The Company shall cooperate and take reasonable best efforts to assist Acquiror in obtaining the CFIUS Approval.

(f)                The Company and its Subsidiaries and Acquiror shall cooperate to make all necessary filings and submit all necessary information to Defense Security Service (“DSS”), the DOE and, to the extent applicable, any other United States Governmental Agency, concerning the notification of the Transactions pursuant to the National Industrial Security Program Operating Manual (“NISPOM”), applicable DOE orders, directives and policies and any other applicable national or industrial security regulations or policies.  For purposes of such filings and information, the Acquiror shall, with cooperation from the Company as needed, develop, and as necessary refine upon receiving feedback from DSS, DOE or any other United States Governmental Agency, a mitigation proposal to address foreign ownership control and influence (“FOCI”) that is acceptable to DSS, DOE or such other United States Governmental Agency to include in such filings and submissions.  The Company and its Subsidiaries shall cooperate with Acquiror in requesting from DSS, DOE and any other relevant United States Governmental Agency approval to operate the business pursuant to any FOCI mitigation proposal submitted in relation to this Agreement or the Transactions.  The Acquiror’s obligations pursuant to this Section 6.3(f) shall include but not be limited to (i) proposing, negotiating, committing to and effecting, by mitigation agreement, security control agreement, special security arrangement, voting trust agreement or proxy agreement, restrictions or actions that after executing this Agreement and after the Closing Date would limit Acquiror’s freedom of action, ownership, control, influence, management or access over the acquired or Acquiror’s businesses or any asset and (ii)  the transfer or sale of contracts involving access to classified information or facilities or which are issued under programs or authorizations that do not allow participation by non-U.S. persons.

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(g)               Notwithstanding anything in this Agreement to the contrary, nothing in Sections 6.3(e) and  6.3(f)  shall require, or be deemed to require, Acquiror to take any action or agree to any term, condition or consequence if doing so would, individually or in the aggregate, be reasonably likely to result in a Company Material Adverse Effect or an Acquiror Material Adverse Effect.  A requirement that Acquiror take customary mitigation steps as noted in Sections 6.3(e) and  6.3(f), such as entering into a voting trust, mitigation agreement, proxy agreement, special security agreement, or arranging for the sale or transfer of contracts or associated joint venture interests involving classified work or access to classified facilities or which are issued under programs or authorizations that do not allow participation by non-U.S. persons shall not be considered a Company Material Adverse Effect or an Acquiror Material Adverse Effect.

(h)               Without limiting any of the obligations of any party to this Agreement set forth in this Section 6.3, each of Acquiror and the Company shall use its reasonable best efforts to obtain the approval and consent of, and the issuances of licenses and license amendments by, the Nuclear Regulatory Agencies under the Atomic Energy Act and the applicable laws and regulations of all Nuclear Regulatory Agencies having jurisdiction over the Company necessary to consummate the Transactions (the “Nuclear Regulatory Approvals”).

(i)                 The parties hereto agree that Acquiror shall be entitled to direct the strategy for all filings, notifications, submissions and communications in connection with any filing, notice, petition, statement, registration, submission of information, application or similar filing subject to this Section 6.3, subject to consultation and cooperation with the Company as provided in this Section 6.3.

Section 6.4         Notification of Certain Matters.  Subject to applicable Law, (a) the Company shall give prompt notice to Acquiror, and Acquiror shall give prompt notice to the Company, of the occurrence or non-occurrence of any event or circumstance whose occurrence or non-occurrence would be reasonably likely to cause either (i) any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time or (ii) any condition to the Merger to be unsatisfied at the Effective Time and (b) the Company shall give prompt notice to Acquiror, and Acquiror shall give prompt notice to the Company, of any failure of the Company, Acquiror, Acquisition Sub or any officer, director, employee, agent or representative of the Company, Acquiror or Acquisition Sub, as applicable, to comply with or satisfy any covenant or agreement to be complied with or satisfied by it under this Agreement, which failure would be reasonably likely to cause any condition to the Merger to be unsatisfied at the Effective Time and (c) the Company shall give prompt notice to Acquiror, and Acquiror shall give prompt notice to the Company, of any substantive communication from any Governmental Entity regarding any material Action commenced or, to the Knowledge of the Company or Acquiror, as applicable, threatened, with respect to the Transactions against Acquiror, the Company or any of their respective Subsidiaries, properties or assets, officers, directors or employees, and each of Acquiror and the Company shall permit the other party to review and discuss in advance, and consider in good faith the views of the other party in connection with, and a reasonable opportunity to participate in any proposed communication with any Governmental Entity with respect to such an Action; provided, however, that the delivery of any notice pursuant to this Section 6.4 shall not limit or otherwise affect the remedies available under this Agreement to the party receiving such notice.  The Company and Acquiror

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shall each promptly notify the other of any written notice from any Person alleging that the consent of such Person is or may be required in connection with the Transactions. The Company and Acquiror shall each promptly notify the other of any Actions commenced or, to its Knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the consummation of the Transactions.

Section 6.5         Access; Confidentiality.  The Company agrees to (a) provide, and shall cause its Subsidiaries to provide, Acquiror and its Representatives, from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, reasonable access during normal business hours and upon reasonable prior notice from Acquiror, in such a manner as not to interfere unreasonably with the operation of any business conducted by the Company or any of its Subsidiaries to (i) the Company’s and its Subsidiaries’ respective properties, books, Contracts, commitments, personnel and records and (ii) such other information as Acquiror shall reasonably request with respect to the Company and its Subsidiaries and their respective businesses, financial condition and operations; and (b) request its and its Subsidiaries’ respective Representatives to cooperate with Acquiror with respect to the foregoing; provided  that nothing in this Agreement shall require the Company or any of its Subsidiaries to disclose any information to Acquiror or its Representatives that would cause a violation of or otherwise contravene any material Contract to which the Company or any of its Subsidiaries is a party, would be reasonably expected to cause a loss of privilege to the Company or any of its Subsidiaries or would constitute a violation of applicable Law; and provided, further  that (x) no investigation of the Company’s business shall affect any representation or warranty given by the Company hereunder, in the Company Disclosure Letter or in the certificate referenced in Section 7.2(c), or otherwise limit or affect the remedies available under this Agreement to Acquiror, (y) competitively sensitive material (reasonably designated by the Company as such) may be provided in accordance with the procedures set forth in Section 6.3(b) if applicable and to the extent permitted by applicable Law and (z) Acquiror shall not be entitled to perform any invasive or destructive sampling or testing of any kind at any location without the prior written approval of the Company, such approval not to be unreasonably withheld by the Company.  Acquiror shall and shall cause Acquiror’s controlled Affiliates and Representatives to keep confidential any non-public information received from the Company, its Affiliates or Representatives, directly or indirectly, pursuant to this Section 6.5 in accordance with the Confidentiality Agreement.

Section 6.6         Publicity.  Neither the Company, Acquiror nor any of their respective Affiliates shall issue or cause the publication of any press release or other announcement with respect to this Agreement or the Transactions without the prior consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed) or without giving such other party the opportunity to review and comment on such press release or other announcement, except such publication or announcement as such party reasonably believes, after receiving the advice of outside counsel and after informing the other party, is required by Law or by any listing agreement with or rules of any applicable national securities exchange, trading market or listing authority, in which event, such party shall provide, on a basis reasonable under the circumstances, a meaningful opportunity to the other party to review and comment upon such press release or other announcement; provided, however, that each party may make oral or written public announcements, releases or statements without complying with the foregoing procedures if the substance of such announcement, release or statement was publicly disclosed and previously subject to the foregoing requirements.

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Section 6.7         Indemnification; Directors’ and Officers’ Insurance.

(a)                From and after the Effective Time, the Surviving Corporation shall, and Acquiror shall cause the Surviving Corporation to, to the fullest extent permitted under the LBCL, honor the Company’s obligations existing immediately prior to the date of this Agreement to indemnify (including any obligations to advance funds for expenses) and hold harmless each present and former director and officer of the Company and its Subsidiaries and each such individual who served at the request of the Company or its Subsidiaries as a director, officer, trustee, partner, fiduciary, employee or agent of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise other than the Company or a Subsidiary thereof (collectively, the “Indemnified Parties”), in accordance with the terms of the Company’s Restated Articles of Incorporation and Amended and Restated By-laws, any indemnification agreements and applicable Law, in each case in effect immediately prior to the date of this Agreement.  The articles of incorporation and by-laws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification, exculpation and advancement of expenses than are set forth in the Restated Articles of Incorporation and the Amended and Restated By-Laws of the Company and set forth in any indemnification agreement currently in effect between the Company and any Indemnified Party, which provisions shall not be amended, repealed or otherwise modified in any manner that would affect adversely the rights of the Indemnified Parties thereunder.

(b)               Prior to the Closing, the Company shall purchase a six-year “tail” prepaid officers’ and directors’ liability insurance policy, providing, for a period of six years after the Effective Time, the Company’s current and former directors and officers (as defined to mean those persons insured under the Company’s existing officers’ and directors’ liability insurance policy) with insurance and indemnification policy coverage for events occurring at or prior to the Effective Time (the “D&O Insurance”) that is no less favorable than the existing policy (including that such purchase does not result in any gaps or lapses in coverage with respect to matters occurring prior to the Effective Time); provided, however, that the Company shall not pay an aggregate amount for the D&O Insurance in excess of 300 percent of the current aggregate annual premium paid by the Company for the existing policy, but in such case shall purchase such coverage under a six-year “tail” prepaid policy as shall then be available at an aggregate cost no greater than 300 percent of such rate.  From and after the Effective Time, the Surviving Company shall continue to honor its obligations under the D&O Insurance and shall not cancel nor take any action or omit to take any action that would result in the cancellation thereof.

(c)                The rights of each Indemnified Party under this Section 6.7 shall be in addition to any rights such individual may have under the Restated Articles of Incorporation and Amended and Restated By-Laws (or other governing documents) of the Company and any of its Subsidiaries, under the LBCL or any other applicable Laws or under any agreement of any Indemnified Party with the Company or any of its Subsidiaries.  These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Party.

(d)               In the event that Acquiror or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the

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continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision will be made so that the successors and assigns of the Surviving Corporation assume the obligations set forth in this Section 6.7.

Section 6.8         Employee Matters.

(a)                From and after the Effective Time, Acquiror and its Subsidiaries (including the Surviving Corporation) shall honor all Company Plans and compensation arrangements and agreements in accordance with their terms as in effect immediately prior to the date of this Agreement, it being understood that the foregoing shall not be construed to limit the right of the Acquiror and its Subsidiaries (including the Surviving Corporation) to amend any Company Plan and compensation arrangements and agreements.  For a period of six months following the Effective Time, Acquiror shall provide, or shall cause one of its Subsidiaries (including the Surviving Corporation) to provide, to (i) each employee of the Company and its Subsidiaries as of the Effective Time who is not subject to a collective bargaining agreement (together, the “Company Non-Union Employees”), for so long as the applicable employee remains employed by Acquiror or one of its Subsidiaries (including the Surviving Corporation) during such six-month period, base salary or wages that are no less than those provided to such Company Non-Union Employee immediately prior to the Effective Time and (ii) the Company Non-Union Employees who continue employment with Acquiror and its Subsidiaries, as a group, employee benefits (excluding incentive compensation) which, in the aggregate, are no less favorable than the employee benefits (excluding incentive compensation), in the aggregate, provided to the Company Non-Union Employees, as a group, immediately prior to the Effective Time.

(b)               For purposes of vesting, eligibility to participate and benefit accrual (other than for purposes of retiree medical plans and for purposes of benefit accruals under any defined benefit pension plans) under the employee benefit plans of Acquiror and its Subsidiaries (including the Surviving Corporation) providing benefits to any Company Non-Union Employees after the Effective Time (the “New Plans”), Acquiror shall, or shall cause its Subsidiaries (including the Surviving Corporation) to, credit each Company Non-Union Employee with his or her years of service with the Company and its Subsidiaries before the Effective Time, to the same extent as such Company Non-Union Employee was entitled, before the Effective Time, to credit for such service under any corresponding employee benefit plan of the Company or its Subsidiaries in which such Company Non-Union Employee participated or was eligible to participate immediately prior to the Effective Time; provided  that the foregoing shall not apply to the extent that its application would result in a duplication of benefits or where prior service is not credited for similarly situated employees of Acquiror and its Subsidiaries or with respect to frozen or grandfathered plans of Acquiror and its Subsidiaries.  In addition, Acquiror shall, or shall cause its Subsidiaries (including the Surviving Corporation) to, provide that: (i) each Company Non-Union Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans that are welfare benefit plans to the extent such New Plan provides benefits of the same type as a Company Plan in which such Company Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”) other than limitations or waiting periods that would have been in effect with respect to such Company Employee under such Old Plan immediately prior to the Effective Time, and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits

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to any Company Employee, Acquiror shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the corresponding Old Plan in which such employee participated immediately prior to the Effective Time.  Acquiror shall use reasonable best efforts to cause any eligible expenses incurred by a Company Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c)                Prior to the Closing, the Company and its Subsidiaries, as applicable, shall fully comply with all notice, consultation, effects bargaining or other bargaining obligations to any labor union, labor organization, works council or group of employees of the Company and its Subsidiaries in connection with the Transactions.

(d)               On or before the Closing Date, the Company shall provide a list of the name and site of employment of any and all employees of the Company who have experienced, or will experience, an employment loss or layoff as defined by the WARN Act or any similar applicable state or local law requiring notice to employees in the event of a closing or layoff within ninety (90) days prior to the Closing Date.  The Company shall update this list up to and including the Closing Date.

(e)                From and after the Effective Time, the Surviving Corporation shall, to the extent required by applicable Law or the terms of the Union Agreements (as defined below), assume responsibility for and comply with all collective bargaining agreements, memorandums of understanding, or other labor agreements which govern the terms and conditions of any Covered Employees (the “Union Agreements”) and will maintain the compensation and benefits of those Covered Employees whose employment is subject to the Union Agreements (the “Company Union Employees”) to the extent required by the terms of the Union Agreements, it being understood that this paragraph shall not be construed as a limitation on the rights of the parties to a Union Agreement to amend such agreement in a manner permitted by its terms.

(f)                Nothing in this Section 6.8 shall (i) be treated as an amendment of, or undertaking to amend, any benefit plan or (ii) prohibit Acquiror or any of its Affiliates, including the Surviving Corporation, from amending or terminating any employee benefit plan in a manner that is not inconsistent with this Section 6.8.  The provisions of this Section 6.8 are solely for the benefit of the respective parties to this Agreement and nothing in this Section 6.8, express or implied, shall confer upon any Covered Employee, or legal representative or beneficiary thereof or other Person, any rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement or a right in any employee or beneficiary of such employee or other Person under a Company Plan that such employee or beneficiary or other Person would not otherwise have under the terms of that Company Plan.

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Section 6.9         Financing and Financing Cooperation.

(a)                Acquiror shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, advisable or proper to consummate and obtain the Financing on the terms and conditions described in the Commitment Letter or terms not less favorable (taken as a whole) to Acquiror by the Closing, including using reasonable best efforts to (i) maintain in effect and comply in all material respects with its obligations under the Commitment Letter, (ii) satisfy on a timely basis (including using reasonable best efforts to cause the Marketing Period to be completed prior to February 8, 2013, subject to the receipt of the Required Information) all conditions to the funding of the Financing set forth in the Commitment Letter or the definitive financing agreements and (iii) negotiate and enter into definitive agreements with respect thereto on the terms and conditions contemplated by the Commitment Letter (including after giving effect to any “market flex” provisions in connection with the Financing), or terms and conditions not less favorable (taken as a whole) to Acquiror.  Acquiror shall keep the Company informed on a regular basis and in reasonable detail of the status of its efforts to arrange the Financing.  Without limiting the effect of the foregoing, Acquiror shall give the Company prompt notice of (i) any material breach or default by any other party to the Commitment Letter of which Acquiror becomes aware, (ii) the receipt of any written notice with respect to any actual or potential breach, default, termination or repudiation by any party to the Commitment Letter or any provision thereof or any material dispute or disagreement between or among any parties to the Commitment Letter with respect to the obligations to fund the Financing or the amount of the Financing to be funded at the Closing, and (iii) the expiration or termination for any reason of the Commitment Letter.

(b)               Acquiror shall not, and shall not permit Acquisition Sub to, agree to or permit any termination, amendment, replacement, supplement or other modification of, or waive any of its material rights under, the Commitment Letter without the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed); provided  that Acquiror and Acquisition Sub may, without the Company’s prior written consent (x) enter into any amendment, replacement, supplement or other modification to or waiver of any provision of the Commitment Letter that does not contain any provisions that would reasonably be expected to prevent, materially delay or materially impede the consummation of the Financing or the Transactions; and (y) amend the Commitment Letter to add lenders, lead arrangers, book runners, syndication agents or similar entities who had not executed the Commitment Letter as of the date of this Agreement so long as any such addition would not reasonably be expected to prevent, materially delay or materially impede the consummation of the Financing or the Transactions.  For the avoidance of doubt, each of Acquiror or Acquisition Sub may, if it so determines in its discretion, arrange for alternative financing for the Transactions from a third party or parties (and thereafter the “Commitment Letter” and “Financing” as defined herein shall refer to such financing commitment) on terms and conditions not less favorable to the Acquiror (taken as a whole), if such alternative financing does not contain any provisions that would reasonably be expected to prevent, materially delay or materially impede the consummation of the Transactions.

(c)                In the event any portion of the Financing becomes unavailable on the terms and conditions described in or contemplated by the Commitment Letter (including after giving effect to any “market flex” provisions in connection with the Financing) for any reason,

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Acquiror shall use its reasonable best efforts to arrange and obtain alternative financing from the same or alternative sources (the “Alternative Financing”) in an amount sufficient and on terms and conditions not less favorable (taken as a whole) than those described in the Commitment Letter to enable Acquiror to fund the payment of the cash component of the aggregate Merger Consideration.  If an Alternative Financing is required in accordance with this Section 6.9(c), Acquiror shall provide the Company with a copy of any new financing commitment (redacted for confidential terms) that provides for such Alternative Financing, and thereafter the “Commitment Letter” as defined herein shall refer to such financing commitment in respect of the Alternative Financing.

(d)               Prior to the Effective Time, the Company shall, and shall cause its Subsidiaries and their respective Representatives to, at the sole expense of Acquiror, provide such reasonable cooperation in connection with any financing by Acquiror or any of its Affiliates in connection with the Transactions as may be reasonably requested by Acquiror or its Representatives.  Without limiting the generality of the foregoing, the Company shall, and shall cause its Subsidiaries and their respective Representatives to, use their reasonable best efforts upon request of Acquiror to on a timely basis (taking into account the expected timing of the commencement of the Marketing Period) (i) furnish the report of the Company’s auditor on the most recently available audited consolidated financial statements of the Company and its Subsidiaries and use its reasonable best efforts to obtain the consent of such auditor to the use of such report in accordance with normal custom and practice and use reasonable best efforts to cause such auditor to provide customary comfort letters to the underwriters, initial purchasers or placement agents, as applicable, in connection with any such financing; (ii) furnish any financial statements, schedules or other financial data or information relating to the Company and its Subsidiaries reasonably requested by Acquiror or its Representatives as may be reasonably necessary to consummate the Financing or the Alternative Financing, including financial statements, financial data, pro forma financial statements, projections, audit reports and other information of the type required by Regulation S-X and Regulation S-K promulgated under the Securities Act for a registered public offering, to consummate the offering(s) of debt securities and convertible debt contemplated by the Commitment Letter, or as otherwise reasonably required in connection with the Financing or Alternative Financing and the Transactions or as otherwise necessary in order to assist in receiving customary “comfort” (including “negative assurance” comfort) from independent accountants in connection with the offering(s) of debt securities contemplated by the Commitment Letter (all such information in these clauses (i) and (ii),the “Required Information); (iii) facilitate contact between (x) senior management and advisors, including auditors, of the Company and (y) the proposed lenders, underwriters, initial purchasers or placement agents, as applicable, and/or Acquiror’s or any of its Affiliate’s auditors in connection with, the financing, at reasonable times and upon reasonable advance notice; (iv) make available, at reasonable times and upon reasonable advance notice, the necessary employees and advisors of the Company and its Subsidiaries to provide reasonable assistance with the preparation of business projections, financing documents and offer materials by Acquiror and its Affiliates; (v) obtain the reasonable cooperation and assistance of counsel to the Company and its Subsidiaries in providing customary legal opinions; (vi) provide customary information, documents, authorization letters, opinions and certificates, enter into agreements (including supplemental indentures) and take other actions that are or may be customary in connection with the financing or necessary or desirable to permit Acquiror or any of its Affiliates to fulfill conditions or obligations under the financing documents; (vii) provide reasonable assistance in the preparation of one or more confidential information memoranda, prospectuses, offering memoranda and other marketing

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and syndication materials reasonably requested by Acquiror or any of its Affiliates; (viii) use commercially reasonable efforts to assist Acquiror in ensuring that the syndication efforts benefit from the existing banking relationships of the Company and its Subsidiaries; (ix) permit the reasonable use by Acquiror and its Affiliates of the Company’s and its Subsidiaries’ logos for syndication and underwriting, as applicable, of financing (subject to advance review of and consultation with respect to such use); (x) reasonably participate as necessary in meetings, presentations and road shows with prospective lenders and investors and in drafting sessions and due diligence sessions, as applicable (including the reasonable participation in such meetings by the Company’s senior management); (xi) use commercially reasonable efforts to assist in procuring any necessary rating agency ratings or approvals and participating in a reasonable number of sessions with rating agencies; (xii) taking all actions reasonably necessary to (A) permit prospective financing providers to evaluate the Company’s and its Subsidiaries’ current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements and (B) establish bank and other accounts and blocked account agreements and lockbox arrangements in connection with the foregoing; (xiii) executing and delivering any pledge and security documents, other definitive financing documents, or other certificates or documents as may be reasonably requested by Acquiror (including a certificate of the chief financial officer of the Company or one or more of its Subsidiaries with respect to solvency matters) and otherwise facilitating the pledging of, and granting, recording and perfection of security interests in share certificates, securities and other collateral, and obtaining surveys and title insurance as reasonably requested by Acquiror; and (xiv) not commence or effect any offering, placement or arrangement of any debt securities or bank financing competing with the proposed financing of Acquiror and its Affiliates (and not permit any such offering, placement or arrangements to occur on its behalf); provided  that (x) none of the Company or any of its Subsidiaries shall be required to pay any commitment or other fee or incur any other liability or obligation in connection with the Financing or any Alternative Financing or to take any action that would be prohibited by any applicable Law or cause a default of, or breach under, or otherwise violate any Material Contract, in each case except for any payment, incurrence or action that is conditioned upon, and shall not take effect until, the Effective Time, and (y) no obligations of the Company or any of its Subsidiaries under any certificate, document or instrument delivered pursuant to this Section 6.9(d) shall be effective until the Effective Time.  All material non-public information regarding the Company and its Subsidiaries provided to Acquiror, Acquisition Sub and their Representatives and Affiliates pursuant to this Section 6.9(d) shall be kept confidential in accordance with the Confidentiality Agreement.

(e)                The Company shall use reasonable best efforts to (i) obtain customary payoff letters from third-party lenders and trustees with respect to the Indebtedness of the Company and its Subsidiaries specified in Section 6.9(e) of the Company Disclosure Letter no later than ten Business Days prior to the Effective Time and (ii) deliver or cause to be delivered such payoff letters to Acquiror at the Effective Time.  At the Effective Time, subject to Acquiror making available necessary funds to do so, the Company shall use all reasonable best efforts to, and to cause its Subsidiaries to, permanently (x) terminate the credit facilities specified in Section 6.9(e) of the Company Disclosure Letter and all related contracts to which the Company or any of its Subsidiaries is a party and (y) cause to be released any Encumbrances on its assets relating to such terminated credit facilities.

(f)                Notwithstanding anything in this Section 6.9 to the contrary, in fulfilling its obligations pursuant to Section 6.9(d) and Section 6.9(e), (i) none of the Company, its Subsidiaries

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or its Representatives or Affiliates shall be required to pay any commitment or other fee, provide any security or incur any other liability in connection with any financing prior to the Effective Time, (ii) any cooperation shall not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries, and (iii) Acquiror shall reimburse the Company or cause the Company to be reimbursed for all reasonable and documented out-of-pocket costs and expenses (including the reasonable attorneys’ fees of outside counsel) incurred by the Company or any of its Subsidiaries in connection with the actions and cooperation pursuant to this Section 6.9.  Acquiror shall indemnify and hold harmless the Company, its Subsidiaries and their Representatives from and against any and all losses or damages actually suffered or incurred by them in connection with the arrangement of any such financing (other than to the extent related to information provided by the Company, its Subsidiaries or their Representatives).

(g)               Notwithstanding anything contained in this Agreement to the contrary but without limiting the effect of Section 9.12, Acquiror expressly acknowledges and agrees that Acquiror’s and Acquisition Sub’s obligations hereunder are not conditioned in any manner upon Acquiror’s or Acquisition Sub’s obtaining any financing.

(h)               If (i) all of the conditions set forth in Section 7.1 and Section 7.2 (other than any condition that by its nature cannot be satisfied until the Closing but that is expected to be satisfied at the Closing) have been satisfied or waived and (ii) the Marketing Period shall have ended, then Acquiror shall draw down on (A) the Term Facility (as such term is defined in the Commitment Letter) and (B) the Additional Revolver (as such term is defined in the Commitment Letter), in each case to the extent such funds are available pursuant to the terms of the Commitment Letter.  In the event that (x) all or any portion of the Financing contemplated to be raised in lieu of the Bridge Facility (as such term is defined in the Commitment Letter) has not been consummated at the end of the Marketing Period and (y) all of the conditions set forth in Section 7.1 and Section 7.2 (other than any condition that by its nature cannot be satisfied until the Closing but that is expected to be satisfied at the Closing) have been satisfied or waived, then Acquiror shall draw down on the Bridge Commitment to the extent such funds are available pursuant to the terms of the Commitment Letter.  In the event that (1) the Revolver Amendment (as such term is defined in the Commitment Letter) has not been obtained at the end of the Marketing Period and (2) all of the conditions set forth in Section 7.1 and Section 7.2 (other than any condition that by its nature cannot be satisfied until the Closing but that is expected to be satisfied at the Closing) have been satisfied or waived, then Acquiror shall enter into the Backstop Revolver (as such term is defined in the Commitment Letter) and draw down on the Backstop Revolver to the extent such funds are available pursuant to the terms of the Commitment Letter an amount sufficient and necessary, when combined with cash on hand and any additional borrowings, to consummate the Merger and the other transactions contemplated by this Agreement at Closing.

Section 6.10     2006 Bonds; Put Rights. The Company shall cause NEH to validly exercise its Put Rights with respect to all of the Holdco Shares in accordance with the terms of the UK Put Option Agreement and the US Put Option Agreement on or prior to October 6, 2012.  The Company shall cause NEH to take all actions within NEH’s control necessary to effect the sale of all of the Holdco Shares by NEH to Toshiba following the exercise of the Put Rights in accordance with the terms and conditions of the Put Option Agreements and the Transaction Documents.

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Section 6.11     Stockholder Litigation.  The Company shall give Acquiror the opportunity to participate (at Acquiror’s expense and subject to a customary joint defense agreement) in the defense or settlement of any Action against the Company and/or its directors or officers relating to the Transactions.  Without limitation to Section 5.1, the Company agrees that it shall not settle or offer to settle any Action against the Company and/or any of its directors or officers relating to the Transactions, without first consulting with Acquiror.

Section 6.12     Takeover Statutes.  If any anti-takeover or similar statute or regulation is or may become applicable to the transactions contemplated hereby, the Company and the Company Board shall grant such approvals and take all such actions as are legally permissible under such statute or regulation and permitted pursuant to Section 5.1 so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act under such statute or regulation to eliminate or minimize the effects of any such statute or regulation on the Transactions.

Section 6.13     Obligations of Acquiror and Acquisition Sub.  Acquiror shall take all action necessary to cause Acquisition Sub to perform its obligations under or related to this Agreement in accordance with and subject to the terms and conditions set forth in this Agreement.

Section 6.14     Listing of Shares of Acquiror Common Stock.  Acquiror shall, to the extent possible, cause the shares of Acquiror Common Stock to be issued in the Merger or reserved for issuance in connection with the Merger to be approved for listing on the New York Stock Exchange, subject, if applicable, to official notice of issuance, prior to the Closing.

Section 6.15     Section 16 Matters.  Assuming that the Company delivers to Acquiror, in a timely fashion prior to the Effective Time, all requisite information necessary for Acquiror to take the actions contemplated by this Section 6.15, the Company and Acquiror each shall take all such steps as may be necessary or appropriate to ensure that (a) any dispositions of Company Common Stock (including derivative securities related to such stock) resulting from the Merger and the other Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time are exempt under Rule 16b-3 promulgated under the Exchange Act, and (b) any acquisitions of Acquiror Common Stock (including derivative securities related to such stock) resulting from the Merger and the other Transactions by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Acquiror are exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.16     Control of Operations.  Without in any way limiting any party’s rights or obligations under this Agreement, the parties understand and agree that (i) nothing contained in this Agreement shall give Acquiror or the Company, directly or indirectly, the right to control or direct the other party’s operations prior to the Effective Time and (ii) prior to the Effective Time, each of the Company and Acquiror shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

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Section 6.17     Acquiror Board of Directors.  Acquiror shall, subject to the fiduciary and other legal duties of the Supervisory Board of Acquiror under Dutch Law, nominate one of the current independent, non-management members of the Company Board and who is selected by Acquiror for election to the Supervisory Board of Acquiror at the first annual meeting of shareholders of Acquiror held after the Effective Time (or at the first special meeting of shareholders of Acquiror held after the Effective Time provided that Acquiror shall have no obligation to call such a special meeting for the sole purpose of electing a new member of the Supervisory Board as set forth herein).

Section 6.18     Certain Agreements.  Acquiror hereby acknowledges and agrees, from and after the closing of the Merger, to comply with the provisions contained in Section 7.15(iv)(A) of the E&C Agreement to the extent applicable.

Article VII

CONDITIONS

Section 7.1         Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligation of each party to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by the Company and Acquiror to the extent permitted by applicable Law:

(a)                Company Shareholder Approval.  The Company Shareholder Approval shall have been obtained in accordance with Louisiana Law.

(b)               Acquiror Shareholder Approval.  The Acquiror Shareholder Approval shall have been obtained in accordance with Dutch Law.

(c)                Governmental Approvals.  (i) The waiting period (including any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated, and (ii) all required clearances or approvals applicable to the consummation of the Merger under any applicable Antitrust Law of the People’s Republic of China shall have been obtained or any applicable waiting period thereunder shall have expired or been terminated.

(d)               No Injunctions or Restraints.  No Order or Law, entered, enacted, promulgated, enforced or issued by any Governmental Entity of competent jurisdiction, shall be in effect restraining, preventing or prohibiting the consummation of the Merger (collectively, “Restraints”).

(e)                Form S-4.  The Form S-4 shall have become effective under the Securities Act, and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or be threatened by the SEC that have not been withdrawn.

(f)                Listing.  The shares of Acquiror Common Stock to be issued in the Merger or to be reserved for issuance upon the exercise of any Adjusted Option or Adjusted SAR issued

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in accordance with Section 2.3 shall have been authorized for listing on the New York Stock Exchange, subject to official notice of issuance.

Section 7.2         Conditions to Obligations of Acquiror and Acquisition Sub.  The obligations of Acquiror and Acquisition Sub to effect the Merger are further subject to the satisfaction, or waiver by Acquiror, on or prior to the Closing Date of the following conditions:

(a)                Representations and Warranties.  (i) The representations and warranties of the Company contained in Section 3.1(a), Section 3.2, the first sentence, third sentence and subclauses (i), (ii), (v) and (vi) of the second sentence of Section 3.4(a) and Section 3.6(b)(i) shall be true and correct in all respects (except for any de minimis inaccuracy) both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (ii) the representations and warranties of the Company contained in the first sentence of Section 3.4(b) shall be true and correct in all respects except for immaterial inaccuracies both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (iii) the representations and warranties of the Company contained in Section 3.10(d) shall be true and correct in all material respects both when made and at and as of the Closing Date, as if made at and as of such time and (iv) each of the other representations and warranties of the Company set forth herein shall be true and correct in all respects (without giving effect to any materiality or “Company Material Adverse Effect” qualifications contained therein) both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of this subclause (iii), where the failure of such representations and warranties to be so true and correct would not be reasonably likely to have or result in, individually or in the aggregate, a Company Material Adverse Effect.

(b)               Performance of Obligations of the Company.  The Company shall have performed or complied with, in all material respects, the obligations contained in this Agreement and required to be performed or complied with by it prior to or on the Closing Date.

(c)                Officer’s Certificate.  The Company shall have furnished Acquiror with a certificate dated the Closing Date signed on its behalf by its chief executive officer and its chief financial officer to the effect that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied.

(d)               No Company Material Adverse Effect.  Since the date of this Agreement, there shall not have been any event, occurrence, state of facts, circumstance, condition, effect or change that has had or would be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

(e)                CFIUS Approval.  The CFIUS Approval shall have been obtained.

(f)                Nuclear Regulatory Approvals. The Nuclear Regulatory Approvals shall have been obtained.

(g)               E&C Sale.  The E&C Sale shall have been consummated in accordance with the terms and conditions of the E&C Agreement.

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(h)               Put Rights.  NEH shall have validly exercised its Put Right with respect to all of the Holdco Shares under the Put Option Agreements on or prior to October 6, 2012.

(i)                 Unrestricted Cash.  The Company shall have Unrestricted Cash of at least $800,000,000.

(j)                 Minimum EBITDA.  Company EBITDA (as defined in Exhibit 1(A) hereto) for the four (4) consecutive fiscal quarter periods ending prior to the Closing Date for which quarterly financial information shall then be available (it being understood and agreed that the Company shall make available such financial information no more than 40 days after the end of the applicable quarter) shall not be less than $200,000,000, and the Company shall have furnished Acquiror with a certificate dated the Closing Date, signed on its behalf by its chief executive officer and its chief financial officer, certifying that the condition set forth in this Section 7.2(j) has been satisfied and setting forth the Company’s calculation of Company EBITDA, which calculation shall be presented in the form of Exhibit 1(B) hereto.

(k)               Net Indebtedness for Borrowed Money.  The Company shall have Net Indebtedness for Borrowed Money of not more than $100,000,000.

Section 7.3         Conditions to Obligations of the Company.  The obligation of the Company to effect the Merger is further subject to the satisfaction, or waiver by the Company, on or prior to the Closing Date of the following conditions:

(a)                Representations and Warranties.  (i) The representations and warranties of Acquiror contained in Section 4.1(a), Section 4.2, the first sentence, third sentence and subclauses (i), (iv) and (v) of the second sentence of Section 4.4(a), and Section 4.6(b) shall be true and correct in all respects (except for any de minimis inaccuracy) both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (ii) the representations and warranties of Acquiror contained in the first sentence of Section 4.4(b)  shall be true and correct in all respects  except for immaterial inaccuracies both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date) and (iii) each of the other representations and warranties of Acquiror set forth herein shall be true and correct in all respects (without giving effect to any materiality or Acquiror Material Adverse Effect qualifications contained therein) both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of this subclause (iii), where the failure of such representations and warranties to be so true and correct would not be reasonably likely to have or result in, individually or in the aggregate, an Acquiror Material Adverse Effect.

(b)               Performance of Obligations of Acquiror.  Acquiror and Acquisition Sub shall have performed or complied with, in all material respects, their obligations contained in this Agreement and required to be performed or complied with by either of them prior to or on the Closing Date.

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(c)                Officer’s Certificate.  Each of Acquiror and Acquisition Sub shall have furnished the Company with a certificate dated the Closing Date signed on its behalf by their respective chief executive officers and chief financial officers (or equivalent) to the effect that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

(d)               No Acquiror Material Adverse Effect.  Since the date of this Agreement, there shall not have been any event, occurrence, state of facts, circumstance, condition, effect or change that has had or would be reasonably likely to have, individually or in the aggregate, an Acquiror Material Adverse Effect.

Article VIII

TERMINATION

Section 8.1         Termination.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any Company Shareholder Approval or Acquiror Shareholder Approval):

(a)                by mutual written consent of Acquiror and the Company;

(b)               by either Acquiror or the Company if:

(i)              the Merger has not been consummated on or before April 30, 2013 (the “Outside Date”); provided, however, that if, on the Outside Date, (A) one or more of the conditions to the Closing set forth in Section 7.1(c), Section 7.1(d) (to the extent any such Restraint is in respect of an Antitrust Law), Section 7.2(e)  and Section 7.2(f)  shall not have been fulfilled but all other conditions to the Closing shall have been satisfied (other than any condition that by its nature cannot be satisfied until the Closing but that is expected to be satisfied at the Closing) and (B) the failure of any such condition to be satisfied is not the result of Acquiror’s material breach of Section 6.3, then the Outside Date shall, without any action on the part of the parties hereto, be extended to June 30, 2013, and such date shall become the Outside Date for purposes of this Agreement; provided, further, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to a party whose failure to fulfill any material obligation under this Agreement has been the cause of, or resulted in, the failure of the Merger to be consummated by such date;

(ii)            (A) any Governmental Entity that must grant a permit, authorization, consent, approval, expiration or termination required by Section 7.1(c) shall have denied such grant and such denial has become final and non-appealable or (B) a permanent injunction or other Order which is final and nonappealable shall have been issued or taken preventing or prohibiting consummation of the Merger; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall not be available to a party whose failure to fulfill any material obligation under this Agreement has been the cause of, or resulted in, such action or event;

(iii)          the Company Special Meeting (including any adjournments and postponements thereof in accordance with Section 6.2) shall have concluded without the

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Company Shareholder Approval having been obtained by reason of the failure to obtain the required vote of the holders of Shares; or

(iv)          the Acquiror Special Meeting (including any adjournments and postponements thereof in accordance with Section 6.2) shall have concluded without the Acquiror Shareholder Approval having been obtained by reason of the failure to obtain the required vote of the holders of Acquiror Common Stock;

(c)                by Acquiror, at any time prior to the obtaining of Company Shareholder Approval, if a Company Adverse Recommendation Change or Intervening Event Recommendation Change occurs;

(d)               by the Company at any time prior to the obtaining of Acquiror Shareholder Approval, if either of the Acquiror Boards shall have made an Acquiror Adverse Recommendation Change;

(e)                by the Company, at any time prior to the Company Special Meeting, in order to enter into a binding written agreement with respect to a Company Superior Proposal, provided  that the Company shall have complied with Section 5.3 and shall have paid all amounts due pursuant to Section 8.2(b) in accordance with the terms, and at the times, specified therein;

(f)                by Acquiror, if the Company breaches or fails to perform or comply with any of its representations, warranties, agreements or covenants contained in this Agreement, which breach or failure to perform or comply (i) would give rise to the failure of a condition set forth in Section 7.2(a)  or Section 7.2(b)  and (ii) cannot be cured by the Outside Date, or, if capable of being cured by the Outside Date, shall not have been cured within 30 calendar days after written notice thereof shall have been received by the Company from the Acquiror; provided  that Acquiror and Acquisition Sub are not then in breach of any representation, warranty, agreement or covenant contained in this Agreement such that a condition set forth in Section 7.3(a)  or Section 7.3(b)  would not be satisfied; or

(g)               by the Company, if Acquiror or Acquisition Sub breaches or fails to perform or comply with any of its representations, warranties, agreements or covenants contained in this Agreement, which breach or failure to perform or comply (i) would give rise to the failure of a condition set forth in Section 7.3(a)  or Section 7.3(b)  and (ii) cannot be cured by the Outside Date, or, if capable of being cured by the Outside Date, shall not have been cured within 30 calendar days after written notice thereof shall have been received by the Acquiror from the Company; provided  that the Company is not then in breach of any representation, warranty, agreement or covenant contained in this Agreement such that a condition set forth in Section 7.2(a)  or Section 7.2(b)  would not be satisfied.

A terminating party shall provide written notice of termination to the other parties specifying with particularity the reason for such termination and the Section or Sections of this Agreement under which such termination is being made.  If more than one provision of this Section 8.1 is available to a terminating party in connection with a termination, a terminating party may rely on any and/or all available provisions in this Section 8.1 for any such termination.

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Section 8.2         Effect of Termination.

(a)                If this Agreement is terminated pursuant to Section 8.1, this Agreement shall become void and of no effect with no liability or obligation on the part of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto; provided, however, that (i) if such termination shall result from a willful and material breach of this Agreement by any party, such party shall not be relieved of any liability to the other parties as a result of such willful and material breach (it being understood that the measure of damages shall be as determined by the courts referred to in Section 9.10); and (ii) this Section 8.2, Article IX, Article X, the provisions of the last sentence of Section 6.5, and the provisions of the Confidentiality Agreement shall survive such termination.  For purposes of this Agreement, “willful and material breach” shall mean (i) a material breach that is a consequence of an act undertaken by the breaching party with the knowledge that the taking of or failure to take such act would cause a material breach of this Agreement, and, in the case of any failure to act, a reasonable person would likely agree with such conclusion, (ii) the failure of Acquiror to consummate the Merger in accordance with the terms of this Agreement if (A) the Company has Unrestricted Cash of at least $800,000,000 and all of the other conditions set forth in Section 7.1 and Section 7.2 (other than any condition that by its nature cannot be satisfied until the Closing but that is expected to be satisfied at the Closing) have been satisfied or waived and (B) the full proceeds to be provided to Acquiror by the Financing or Alternative Financing shall be available to Acquiror to complete the Merger or (iii) the failure of the Company to consummate the Merger in accordance with the terms of this Agreement if (A) the conditions set forth in Section 7.1 and Section 7.3 (other than any condition that by its nature cannot be satisfied until the Closing but that is expected to be satisfied at the Closing) have been satisfied or waived.

(b)               If this Agreement is terminated (i) by Acquiror pursuant to the provisions of Section 8.1(c), (ii) by the Company pursuant to the provisions of Section 8.1(e), (iii) by the Company pursuant to the provisions of Section 8.1(b)(i) and, at the time of such termination, (A) the Company Shareholder Approval shall not have been obtained and (B) Acquiror would have been permitted to terminate this Agreement pursuant to Section 8.1(c) or (iv) by either Acquiror or the Company pursuant to the provisions of Section 8.1(b)(i) or Section 8.1(b)(iii) and, in the case of this clause (iv), (x) prior to such termination a Company Takeover Proposal shall have been publicly announced or shall have become publicly known, and not withdrawn at least fifteen (15) Business Days prior to, the Company Special Meeting and (y) at any time on or prior to the twelve month anniversary of such termination the Company or any of its Subsidiaries enters into a definitive agreement with respect to any Company Takeover Proposal or the transactions contemplated by any Company Takeover Proposal are consummated (provided that solely for purposes of this Section 8.2(b)(iv)(y), the term “Company Takeover Proposal” shall have the meaning set forth in the definition of Company Takeover Proposal except that all references to 15% shall be deemed references to 50%), the Company shall pay Acquiror the Termination Fee, less any amount previously paid by the Company to Acquiror pursuant to Section 8.2(e), by wire transfer (to an account designated by Acquiror) in immediately available funds (1) in the case of clause (i) of this Section 8.2(b), within two Business Days after such termination, (2) in the case of clause (ii) or clause (iii) of this Section 8.2(b), prior to or concurrently with such termination, and (3) in the case of clause (iv) of this Section 8.2(b), upon the earlier of entering into such definitive agreement with respect to a Company Takeover Proposal or the consummation of the

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transactions contemplated by a Company Takeover Proposal.  “Termination Fee” shall mean a cash amount equal to $104,000,000.  Notwithstanding anything to the contrary in this Agreement, if the Termination Fee shall become due and payable in accordance with this Section 8.2(b), from and after such termination and payment of the Termination Fee pursuant to and in accordance with this Section 8.2(b) (and any amounts payable under Section 8.2(f)), the Company shall have no further liability of any kind for any reason in connection with this Agreement or the termination contemplated hereby other than as provided under this Section 8.2(b), except in the case of fraud or a willful and material breach by the Company of this Agreement.  Each of the parties hereto acknowledges that the Termination Fee is not a penalty, but rather are liquidated damages in a reasonable amount that will compensate Acquiror in the circumstances in which such Termination Fee is due and payable and which do not involve fraud or willful and material breach, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision.  In no event shall Acquiror be entitled to the Termination Fee on more than one occasion.

(c)                If this Agreement is terminated by either Acquiror or the Company pursuant to the provisions of Section 8.1(b)(iv) or by the Company pursuant to Section 8.1(d), Acquiror shall pay the Company the Reverse Termination Fee by wire transfer (to an account designated by the Company) in immediately available funds (1) in the case of termination by the Company, within two Business Days after such termination and (2) in the case of termination by Acquiror, prior to or concurrently with such termination.  “Reverse Termination Fee” shall mean a cash amount equal to $64,000,000.  Notwithstanding anything to the contrary in this Agreement, if the Reverse Termination Fee shall become due and payable in accordance with this Section 8.2(c), from and after such termination and payment of the Reverse Termination Fee pursuant to and in accordance with this Section 8.2(c) (and any amounts payable under Section 8.2(f)), Acquiror shall have no further liability of any kind for any reason in connection with this Agreement or the termination contemplated hereby other than as provided under this Section 8.2(c), except in the case of fraud or a willful and intentional breach by Acquiror of this Agreement.  Each of the parties hereto acknowledges that the Reverse Termination Fee is not a penalty, but rather are liquidated damages in a reasonable amount that will compensate the Company in the circumstances in which such Reverse Termination Fee is due and payable and which do not involve fraud or willful and material breach, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision.  In no event shall the Company be entitled to the Reverse Termination Fee on more than one occasion.

(d)               If the Company has Unrestricted Cash of at least $800,000,000 and all of the other conditions set forth in Section 7.1 and Section 7.2 (other than any condition that by its nature cannot be satisfied until the Closing but that is expected to be satisfied at the Closing) have been satisfied or waived, the full proceeds to be provided to Acquiror by the Financing or Alternative Financing are not available to Acquiror to complete the Merger,  Acquiror fails to effect the Closing pursuant to Section 1.2 and this Agreement is subsequently terminated pursuant to the provisions of Section 8.1(b)(i) or Section 8.1(g), Acquiror shall pay the Company the Financing Failure Termination Fee by wire transfer (to an account designated by the Company) in immediately available funds within two Business Days after such termination.  “Financing

                                                                           -80-

Failure Termination Fee” shall mean a cash amount equal to $208,000,000.  Notwithstanding anything to the contrary in this Agreement, if the Financing Failure Termination Fee shall become due and payable in accordance with this Section 8.2(d), from and after such termination and payment of the Financing Failure Termination Fee pursuant to and in accordance with this Section 8.2(d)), Acquiror shall have no further liability of any kind for any reason in connection with this Agreement or the termination contemplated hereby other than as provided under this Section 8.2(d) (and any amounts payable under Section 8.2(e)), except in the case of fraud or a willful and intentional breach by Acquiror of this Agreement.  Each of the parties hereto acknowledges that the Financing Failure Termination Fee is not a penalty, but rather are liquidated damages in a reasonable amount that will compensate the Company in the circumstances in which such Financing Failure Termination Fee is due and payable and which do not involve fraud or willful and material breach, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision.  In no event shall the Company be entitled to the Financing Failure Termination Fee on more than one occasion.

(e)                If this Agreement is terminated by either Acquiror or the Company pursuant to the provisions of Section 8.1(b)(iii), the Company shall pay Acquiror the Partial Termination Fee by wire transfer (to an account designated by the Company) in immediately available funds (1) in the case of termination by Acquiror, within two Business Days after such termination and (2) in the case of termination by the Company, prior to or concurrently with such termination.  “Partial Termination Fee” shall mean a cash amount equal to $32,000,000.  Notwithstanding anything to the contrary in this Agreement, if the Partial Termination Fee shall become due and payable in accordance with this Section 8.2(e), from and after such termination and payment of the Partial Termination Fee pursuant to and in accordance with this Section 8.2(e) (and any amounts payable under Section 8.2(f)), the Company shall have no further liability of any kind for any reason in connection with this Agreement or the termination contemplated hereby other than as provided under this Section 8.2(e), except in the case of fraud or a willful and intentional breach by the Company of this Agreement.  Each of the parties hereto acknowledges that the Partial Termination Fee is not a penalty, but rather are liquidated damages in a reasonable amount that will compensate Acquiror in the circumstances in which such Partial Termination Fee is due and payable and which do not involve fraud or willful and material breach, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision.  In no event shall Acquiror be entitled to the Partial Termination Fee on more than one occasion (but without limiting Acquiror’s right to receive a Termination Fee pursuant to Section 8.2(b) as well, but in that event the total amount to be received by Acquiror pursuant to this Section 8.2(e) and Section 8.2(b) shall not exceed an aggregate amount equal to the Termination Fee plus any amounts payable under Section 8.2(f)).

(f)                Each of the Company and Acquiror acknowledges that the agreements contained in Sections 8.2 are an integral part of the Transactions, and that, without these agreements, the Company, Acquiror and Acquisition Sub would not enter into this Agreement.  Accordingly, if the Company or Acquiror fails to pay in a timely manner any amount due pursuant to Sections 8.2(b)—(e), then (i) the Company or Acquiror, as applicable, shall reimburse the other for all costs and expenses (including disbursements and reasonable fees of counsel) incurred

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in the collection of such overdue amount, including in connection with any related Actions commenced and (ii) the Company or Acquiror, as applicable, shall pay to the other interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in the Wall Street Journal in effect on the date such payment was required to be made plus 2%.

Article IX

MISCELLANEOUS

Section 9.1         Amendment and Waivers.  Subject to applicable Law, and in accordance with the immediately following sentence, this Agreement may be amended by the parties hereto by action taken or authorized by or on behalf of the Company Board and the Acquiror Boards, at any time prior to the Closing, whether before or after adoption of this Agreement by the shareholders of the Company and/or approval of the consummation of the Transactions by the general meeting of shareholders of Acquiror.  This Agreement may not be amended except by an instrument in writing signed by the parties hereto.  At any time prior to the Effective Time, any party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties by the other party contained herein or in any document delivered pursuant hereto, and (iii) subject to the requirements of applicable Law, waive compliance by the other party with any of the agreements or conditions contained herein.  Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby.  The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.  The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

Section 9.2         Non-survival of Representations and Warranties.  None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive after the Effective Time.  This Section 9.2 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 9.3         Expenses.  All fees, costs and expenses (including all legal, accounting, broker, finder or investment banker fees) incurred in connection with this Agreement and the Transactions are to be paid by the party incurring such fees, costs and expenses.

Section 9.4         Notices.  Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and sent by facsimile, by electronic mail, by nationally recognized overnight courier service or by registered mail and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via electronic mail at the email address specified in this Section 9.4 or facsimile at the facsimile telephone number specified in this Section 9.4, in either case, prior to 5:00 p.m. (New York City time) on a Business Day and, in each case, a copy is sent on such Business Day by nationally recognized overnight

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courier service, (ii) the Business Day after the date of transmission, if such notice or communication is delivered via electronic mail at the email address specified in this Section 9.4 or facsimile at the facsimile telephone number specified in this Section 9.4, in each case, later than 5:00 p.m. (New York City time) on any date and earlier than 12 midnight (New York City time) on the following date and a copy is sent no later than such date by nationally recognized overnight courier service, (iii) when received, if sent by nationally recognized overnight courier service (other than in the cases of clauses (i) and (ii) above), or (iv) upon actual receipt by the party to whom such notice is required to be given if sent by registered mail.  The address for such notices and communications shall be as follows:

(a)        if to Acquiror or Acquisition Sub, to:

One CB&I Plaza
2103 Research Forest Drive
The Woodlands, TX 77380

Telephone Number: (832) 513-1040

Fax Number: (832) 513-1791

Email: rchandler@cbi.com

Attention:        Richard E. Chandler, Executive Vice President, Chief Legal Officer and Secretary

with a copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Telephone No.:  (212) 403-1000

Facsimile No.:   (212) 403-2000

Email: daneff@wlrk.com; deshapiro@wlrk.com

Attention:        Daniel A. Neff, Esq.

                        David E. Shapiro, Esq.

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(b)        if to the Company, to:

The Shaw Group Inc.

4171 Essen Lane

Baton Rouge, LA 70809

Telephone No.: (225) 932-2500

Facsimile No.:   (225) 932-2661

Email: john.donofrio@shawgrp.com

Attention:        John Donofrio, Executive Vice President, General Counsel and Secretary

with a copy to:

Vinson & Elkins L.L.P.

1001 Fannin Street

Houston, Texas 77002

Telephone No.:  (713) 758-2222

Facsimile No.:   (713) 758-2346

Email: kfullenweider@velaw.com; jfloyd@velaw.com

Attention:        Keith R. Fullenweider, Esq.

                        Jeffery B. Floyd, Esq.

Jones, Walker, Waechter, Poitevent, Carrère & Denègre L.L.P.

8555 United Plaza Blvd.

Baton Rouge, LA 70809

Telephone No.:  (225) 248-2116

Facsimile No.: (225) 248-3016

Email: schenevert@joneswalker.com

Attention:      Scott Chenevert, Esq.

Section 9.5         Counterparts.  This Agreement may be executed in two or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 9.6         Entire Agreement; No Third Party Beneficiaries.  This Agreement (including the Company Disclosure Letter and the Acquiror Disclosure Letter) and the Confidentiality Agreement (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement, and (b) except for the provisions in Section 6.7, (which provisions may be enforced directly by Indemnified Parties), is not intended to and shall not confer upon any Person other than the parties to this Agreement and their permitted assigns any rights, benefits or remedies of any nature whatsoever, other than the right of the holders of Shares to receive the Cash Consideration, and the shares of the Acquiror Common Stock issuable to them pursuant to Section 2.1(d), and the holders of Options, SARs and Post-Signing Share Units to receive the Adjusted Options, Adjusted SARs and Adjusted Share Units, as applicable, issuable to them pursuant to Section 2.3

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and the holders of Pre-Signing Share Units to receive the amounts payable to them pursuant to Section 2.3, after the Closing (a claim with respect to which may not be made unless and until the Effective Time shall have occurred, and only in accordance with Article II).  Notwithstanding the foregoing, each Financing Source shall be an express third party beneficiary of and shall be entitled to rely upon Section 9.8, Section 9.10, Section 9.11 and Section 9.12 hereof, and each Financing Party may enforce such provisions.  The representations and warranties in this Agreement are the product of negotiations among the parties and are for the sole benefit of the parties.  The representations and warranties in this Agreement may represent an allocation among the parties of risks associated with particular matters and may have been qualified by certain disclosures not reflected in the text of this Agreement.  Accordingly, Persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.7         Severability.  Any term or provision of this Agreement that is held by a court of competent jurisdiction or other Governmental Entity to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.  If the final judgment of a court of competent jurisdiction or other Governmental Entity declares that any term or provision of this Agreement is invalid, void or unenforceable, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible and the parties agree that the court making such determination shall have the power to reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

Section 9.8         Governing Law.  This Agreement and all disputes or controversies arising out of or relating to this Agreement or the Transactions shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of law principles of the State of Delaware (except that (i) the procedures of the Merger and matters relating to the fiduciary duties of the Company Board shall be subject to the internal laws of the State of Louisiana and (ii) matters relating to the issuance of shares of Acquiror Common Stock, and to the legal duties of the Acquiror Boards and their members, shall be governed by the internal laws of the Netherlands).

Section 9.9         Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by any of the parties to this Agreement (whether by operation of Law or otherwise) without the prior written consent of the other parties, except that each of Acquiror and Acquisition Sub may transfer or assign, in whole or from time to time in part, to one or more of Acquiror’s wholly owned Subsidiaries, its rights under this Agreement, but any such transfer or assignment will not relieve Acquiror or Acquisition Sub, as applicable, of its obligations hereunder. Any attempted assignment in violation of this Section 9.9 shall be void.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

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Section 9.10     Consent to Jurisdiction; Enforcement.  Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any Federal Court sitting in the State of Delaware, or, if (and only if) such court lacks subject matter jurisdiction, the Delaware Court of Chancery, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby for any reason other than the failure to serve process in accordance with this Section 9.10, and irrevocably waive the defense of an inconvenient forum or an improper venue to the maintenance of any such action or proceeding.  Any service of process to be made in such action or proceeding may be made by delivery of process in accordance with the notice provisions contained in Section 9.4.  The consents to jurisdiction set forth in this Section 9.10 shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this Section 9.10 and shall not be deemed to confer rights on any Person other than the parties. The parties agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.  In addition, each of the parties hereto agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and irrevocably waives any and all right to trial by jury with respect to any action related to or arising out of this Agreement or the Transactions.

Section 9.11     Specific Performance. The parties hereto agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, might occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate the Merger and the other Transactions) in accordance with its specified terms or otherwise breach such provisions. Accordingly, the parties acknowledge and agree that the parties shall be entitled to seek an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at Law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.  Notwithstanding anything to the contrary contained herein, the parties acknowledge and agree that no party shall be entitled to enforce specifically the obligations of Acquiror or Acquisition Sub to consummate the Merger unless (i) the Company has Unrestricted Cash of at least $800,000,000 and all of the other conditions set forth in Section 7.1 and Section 7.2 (other than any condition that by its nature cannot be satisfied until the Closing but that is expected to be satisfied at the Closing) have been satisfied or waived and (ii) the full proceeds to be provided to Acquiror by the Financing or Alternative Financing shall be available to Acquiror to complete the Merger.  Notwithstanding the foregoing, it is agreed that the Company shall be entitled to enforce specifically Acquiror’s and Acquisition Sub’s obligation to draw upon the Financing or Alternative Financing if and only if the Company has Unrestricted Cash of at least $800,000,000 and all of the other conditions set forth in Section 7.1 and Section 7.2 (other than any condition that by its nature cannot be satisfied until the Closing but that is expected

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to be satisfied at the Closing) have been satisfied and the full proceeds to be provided to Acquiror by the Financing or Alternative Financing shall be available to Acquiror to complete the Merger.

Section 9.12     Certain Lender Agreements. The Company agrees, on behalf of itself and its Affiliates, stockholders and Representatives (collectively, the “Company Related Parties”), that the Financing Sources under the Commitment Letter and their Affiliates, stockholders and Representatives and each of their successors and assigns (collectively, the “Financing Parties”)(i) shall be subject to no liability or claims (whether legal or equitable, arising under contract, tort or otherwise) by the Company Related Parties arising out of or relating to this Agreement, the Financing or the transactions contemplated hereby or in connection with the Financing, or the performance of services by such Financing Parties with respect to the foregoing and (ii) are express third party beneficiaries of this Section (which may not be changed as to any Financing Source without its prior written consent).  Without limiting the foregoing, the Company agrees on behalf of the Company Related Parties that any action brought against any Financing Party shall be brought exclusively in a Federal Court or a New York State court sitting in the City of New York, Borough of Manhattan.

Article X

DEFINITIONS; INTERPRETATION

Section 10.1     Certain Terms Defined.  The following terms shall have the meanings set forth below for purposes of this Agreement:

“2006 Bonds” means the bonds issued pursuant to the 2006 Bond Trust Deed.

“2006 Bond Trust Deed” means that certain Bond Deed Trust made on October 13, 2006 between Nuclear Energy Holdings, L.L.C. and The Bank of New York.

“Acquiror Material Adverse Effect”  means any event, occurrence, state of facts, circumstance, condition, effect, change or combination of the foregoing that (i) has a material adverse effect on the ability of Acquiror or Acquisition Sub to consummate the Merger and the other Transactions, or (ii) is material and adverse to the business, results of operations or condition (financial or otherwise) of Acquiror and its Subsidiaries, taken as a whole, except to the extent such material adverse effect under this clause (ii) results from or is attributable to (A) any changes in general United States or global economic conditions (including securities, credit, financial or other capital markets conditions), except to the extent such changes in conditions have a disproportionate effect on Acquiror and its Subsidiaries, taken as a whole, relative to others in the industries in which Acquiror and its Subsidiaries operate, (B) any changes in conditions generally affecting any of the industries in which Acquiror and its Subsidiaries operate, except to the extent such changes in conditions have a disproportionate effect on Acquiror and its Subsidiaries, taken as a whole, relative to others in any such industry, (C) any decline in the market price of Acquiror Common Stock (it being understood that the facts or occurrences giving rise to or contributing to such decline may be deemed to constitute, and be taken into account in determining whether there has been or would be likely to be, an Acquiror Material Adverse Effect), (D) any failure, in and of itself, by Acquiror to meet any internal or published projections or forecasts in respect of revenues, earnings or other financial or operating metrics (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, and be taken into account in determining whether there has been or would be reasonably likely to be, an Acquiror Material Adverse Effect), (E) any change in Law or GAAP (or authoritative interpretations thereof), except to the extent such changes have a disproportionate effect on Acquiror and its Subsidiaries, taken as a whole, relative to others in any industry in which Acquiror and any of its Subsidiaries operate, (F) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement, except to the extent such conditions or events have a disproportionate effect on Acquiror and its Subsidiaries, taken as a whole, relative to others in any industry in which Acquiror and any of its Subsidiaries operate, (G) any hurricane, tornado, flood, earthquake or other natural disaster, except to the extent such events have a disproportionate effect on Acquiror and its Subsidiaries, taken as a whole, relative to others in any industry in which Acquiror and any of its Subsidiaries operate and (H) the announcement or pendency of the Transactions (including any resulting contract cancellations or restructurings, delays in contract awards or failure to receive pending contract awards).

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“Acquiror Stock Plans” means the 1997 Long-Term Incentive Plan, as amended, the Acquiror 1999 Long Term-Term Incentive Plan, as amended, and the Acquiror 2008 Long-Term Incentive Plan, as amended.

“Acquiror Stock Price” means the volume weighted average price of Acquiror Common Stock for the five (5) trading days immediately prior to the Closing Date, starting with the opening of trading on the first trading day to the closing of the last trading day prior to the Closing Date, as reported by Bloomberg.

“Action” means any claim, action, suit, proceeding, audit, review, inquiry, examination or investigation.

“Affiliates” of a specified Person means a Person who, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Antitrust Authority” means the U.S. Federal Trade Commission, the Antitrust Division of the U.S. Department of Justice, any attorney general of any state of the United States, the Ministry of Commerce of the People’s Republic of China or any other Governmental Entity of any jurisdiction with responsibility for enforcing any Antitrust Laws.

“Antitrust Laws” means any statute, law, ordinance, rule or regulation of any jurisdiction or any country designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization, lessening of competition, restraining trade or abusing a dominant position, including but not limited to, the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any law, rule, or regulation requiring parties to submit any notification or filing to an Antitrust Authority regarding any transaction, merger, acquisition or joint venture.

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“Business Day” means any day other than a Saturday, Sunday or a day on which banks in New York, New York are authorized or obligated by Law or Order to close.

“CFIUS” means the Committee on Foreign Investment in the United States and any CFIUS member agency.

“CFIUS Approval” means the Acquiror and the Company shall have received (a) written notice from CFIUS that review under Section 721 of the U.S. Defense Production Act of 1950, as amended, of the transaction contemplated by this Agreement has been concluded; and CFIUS shall have determined that there are no unresolved national security concerns with respect to the transaction contemplated by this Agreement, and advised that action under said Section 721, and any investigation related thereto, has been concluded with respect to such transaction; or (b) CFIUS has concluded that the transaction is not a covered transaction and not subject to review under applicable Law; or (c) CFIUS shall have sent a report to the President of the United States requesting the President’s decision on the CFIUS notice submitted by Acquiror and Company and either (1) the period under the Defense Production Act of 1950, as amended, during which the President may announce his decision to take action to suspend, prohibit or place any limitations on the transactions contemplated hereby shall have expired without any such action being threatened, announced or taken or (2) the President shall have announced a decision not to take any action to suspend, prohibit or place any limitations on the transactions contemplated hereby.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Material Adverse Effect”  means any event, occurrence, state of facts, circumstance, condition, effect, change or combination of the foregoing that (i) has a material adverse effect on the ability of the Company to consummate the Merger and the other Transactions, or (ii) is material and adverse to the business, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, except to the extent such material adverse effect under this clause (ii) results from or is attributable to (A) any changes in general United States or global economic conditions (including securities, credit, financial or other capital markets conditions), except to the extent such changes in conditions have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to others in the industries in which the Company and its Subsidiaries operate, (B) any changes in conditions generally affecting any of the industries in which the Company and its Subsidiaries operate, except to the extent such changes in conditions have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to others in any such industry, (C) any decline in the market price of the Company Common Stock (it being understood that the facts or occurrences giving rise to or contributing to such decline may be deemed to constitute, and be taken into account in determining whether there has been or would be reasonably likely to be, a Material Adverse Effect), (D) any failure, in and of itself, by the Company to meet any internal or published projections or forecasts in respect of revenues, earnings or other financial or operating metrics (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, and be taken into account in determining whether there has been or would be reasonably likely to be, a Material Adverse Effect), (E) any change in Law or GAAP (or authoritative interpretations thereof), except to the extent such changes have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to others in any industry in which the Company and any of its Subsidiaries operate, (F) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement, except to the extent such conditions or events have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to others in any industry in which the Company and any of its Subsidiaries operate, (G) any hurricane, tornado, flood, earthquake or other natural disaster, except to the extent such events have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to others in any industry in which the Company and any of its Subsidiaries operate and (H) the announcement or pendency of the Transactions (including any resulting contract cancellations or restructurings, delays in contract awards or failure to receive pending contract awards).

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“Company Stock Plans” means the Company’s 2008 Omnibus Incentive Plan, the Company’s 2005 Non-Employee Director Stock Incentive Plan, the Company’s 2001 Employee Incentive Compensation Plan, the Stone & Webster Acquisition Stock Option Plan, the Company’s 1996 Non-Employee Director Stock Option Plan and the Company’s 1993 Employee Stock Option Plan (effective April 19, 1999), each as may be amended from time to time.

“Company Superior Proposal” means a bona fide, unsolicited written Company Takeover Proposal (i) that if consummated would result in a third party (or in the case of a direct merger between such third party and the Company, the shareholders of such third party) acquiring, directly or indirectly, more than 75% of the outstanding Company Common Stock or more than 75% of the assets of the Company and its Subsidiaries, taken as a whole, for consideration consisting of cash and/or securities, (ii) that the Company Board determines in good faith, after consultation with its outside financial advisor and outside legal counsel, is reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal, including all conditions contained therein and the Person making such Company Takeover Proposal and (iii) that the Company Board determines in good faith, after consultation with its outside financial advisor and outside legal counsel (taking into account any changes to this Agreement proposed by Acquiror in response to such Company Takeover Proposal, and all financial, legal, regulatory and other aspects of such Company Takeover Proposal, including all conditions contained therein and the Person making such proposal, and this Agreement), is more favorable to the shareholders of the Company from a financial point of view than the Merger.

“Company Takeover Proposal” means (i) any inquiry, proposal or offer for or with respect to (or expression by any Person that it is considering or may engage in) a merger, consolidation, business combination, recapitalization, binding share exchange, liquidation, dissolution, joint venture or other similar transaction involving the Company or any of its Subsidiaries whose assets, taken together, constitute 15% or more of the Company’s consolidated assets, (ii) any inquiry, proposal or offer (including tender or exchange offers) to (or expression by any Person that it is considering or may seek to) acquire in any manner, directly or indirectly, in one or more transactions, more than 15% of the outstanding Company Common Stock or securities of the Company representing more than 15% of the voting power of the Company

                                                                           -90-

or (iii) any inquiry, proposal or offer to (or expression by any Person that it is considering or may seek to) acquire in any manner (including the acquisition of stock in any Subsidiary of the Company), directly or indirectly, in one or more transactions, assets or businesses of the Company or its Subsidiaries, including pursuant to a joint venture, representing more than 15% of the consolidated assets, revenues or net income of the Company, in each case, other than the Merger and the Transactions.

“Contract” means any contract, note, bond, mortgage, indenture, deed of trust, license, lease, agreement, arrangement, commitment or other instrument or obligation, whether oral or written.

“Deed of Charge” means that certain Deed of Charge, dated October 13, 2006, between NEH, The Bank of New York and Morgan Stanley Capital Services Inc.

“E&C Agreement” means that certain Agreement of Purchase and Sale by and between the Company and Technip S.A., dated May 21, 2012, as it may be amended or replaced from time to time in accordance with the terms of this Agreement.

“E&C Sale” means the purchase and sale of the Company’s energy & chemicals segment pursuant to the terms and conditions of the E&C Agreement.

“Encumbrance” means any security interest, pledge, mortgage, lien, charge, hypothecation, option to purchase or lease or otherwise acquire any interest, conditional sales agreement, adverse claim of ownership or use, title defect, easement, right of way, or other encumbrance of any kind.

“Environmental Laws” means all Laws, including common law, relating to pollution or the protection of the environment, including the ambient air, soil, surface water or groundwater, or natural resources, or relating to the protection of human health, including from exposure to Materials of Environmental Concern.

“Environmental Permits” means all permits, licenses, registrations, approvals and other authorizations under applicable Environmental Laws.

“Equity Award Consideration” means the sum of (i) the Per Share Cash Amount plus (ii) the product of (1) the closing price of Acquiror Common Stock on the final trading day immediately prior to the Closing Date, as reported by Bloomberg multiplied by (2) the Exchange Ratio.

“ERISA Affiliate” means, with respect to any Person, any trade or business, whether or not incorporated, that together with such Person would be deemed a “single employer” within the meaning of Section 414 of the Code.

“Holdcos” means each of Topaz Nuclear Energy Holdings (US) Inc. and Topaz Nuclear Energy Holdings (UK) Limited.

“Holdco Shares” means the shares of the Holdcos subject to the Put Rights under the Put Option Agreements.

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“Indebtedness” of any Person means (a) all indebtedness for borrowed money and (b) any other indebtedness which is evidenced by a note, bond, indenture, debenture or similar Contract, (c) all reimbursement obligations with respect to (i) letters of credit, bank guarantee or bankers’ acceptances or (ii) surety, customs, reclamation or performance bonds (in each case not related to judgments or litigation) other than, in the case of this clause (ii), those entered into in the ordinary course of business consistent with past practice and (d) all guarantees for obligations of any other Person constituting Indebtedness of such other Person.

“Intellectual Property Rights” means United States or foreign intellectual property, including (i) patents and patent applications, together with all applications, registrations, reissues, continuations, continuations-in-part, revisions, divisionals, provisionals, extensions, reexaminations and renewals thereof, (ii) trademarks, service marks, logos, trade names, corporate names, trade dress, designs, slogans and general intangibles of like nature, including all goodwill associated therewith, and all applications, registrations, reissues, continuations, continuations-in-part, revisions, divisionals, provisionals, extensions, reexaminations and renewals in connection therewith, (iii) copyrights and copyrightable works and all applications, registrations, reissues, continuations, continuations-in-part, revisions, divisionals, provisionals, extensions, reexaminations in connection with any of the foregoing, (iv) inventions and discoveries (whether patentable or not), industrial designs, trade secrets, confidential information and know-how, (v) computer software (including source and object codes, databases and related documentation), (vi) technology, trade secrets, confidential business information (including ideas, formulae, algorithms, models, methodologies, compositions, standards, guidelines, know-how, manufacturing and production processes and techniques, research and development information, drawings, designs, plans, proposals, technical data, financial, marketing and business data and pricing and cost information), (vii) uniform resource locators, web site addresses and Internet domain names, and registrations and applications therefor, (viii) moral and economic rights of authors and inventors and (ix) all other proprietary rights whether now known or hereafter recognized in any jurisdiction (in whatever form or medium).

“Intervening Event” means a material event, development, occurrence, state of facts or change that was not known or reasonably foreseeable to the Company Board, on the date of this Agreement, which event, development, occurrence, state of facts or change becomes known to the Company Board before the Company Shareholder Approval; provided, that (i) in no event shall any action taken by either party pursuant to and in compliance with the affirmative covenants set forth in Section 6.3 of this Agreement, and the consequences of any such action, constitute an Intervening Event, (ii) in no event shall any event, development, occurrence, state of facts or change that has had or would reasonably be expected to have an adverse effect on the business, financial condition or operations of, or the market price of the securities of, Acquiror or any of its Subsidiaries constitute an Intervening Event with respect to the Company unless such event, development, occurrence, state of facts or change has had or would be reasonably likely to have an Acquiror Material Adverse Effect and (iii) in no event shall the receipt, existence of or terms of a Company Takeover Proposal or any inquiry relating thereto or the consequences thereof constitute an Intervening Event.

“IRS” means the Internal Revenue Service.

“Knowledge” means (i) with respect to Acquiror, the actual knowledge, after due inquiry, of Philip Asherman, Ronald Ballschmiede, Chip Ray, Beth Bailey and Richard Chandler and (ii) with respect to the Company, the actual knowledge, after due inquiry, of J.M. Bernhard, Jr., Brian K. Ferraioli, John Donofrio, Scott Trezise and Craig Pierce.

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“Law” means any law, statute, code, ordinance, regulation or rule of any Governmental Entity.

“Leased Real Property” means all material real property leased or subleased (whether as a tenant or subtenant) by the Company or any Subsidiary of the Company.

“Marketing Period” means the first period of twenty (20) consecutive Business Days after the date of this Agreement and following the written request by Acquiror for the Required Information and ending before February 8, 2013 throughout which Acquiror shall have received from the Company (and its Financing Sources shall have access to) all of the Required Information and during which period such information shall be accurate and complete, shall not be “stale” and shall comport with the requirements for a registration statement on Form S-1 for an offering registered under the Securities Act; provided, that the Marketing Period shall end on any earlier date that is the date on which the full proceeds to be provided to Acquiror by the Financing or Alternative Financing are made available to Acquiror to complete the Merger; and provided, further  that such period shall (x) end on or prior to August 17, 2012, or begin on or after September 4, 2012, (y) end on or prior to December 18, 2012 or begin on or after January 7, 2013 and (z) exclude the dates November 21-23, 2012 (and such dates shall not constitute Business Days for purposes of this definition).

“Materials of Environmental Concern” means any chemicals, pollutants, contaminants, wastes, toxic or hazardous substances, materials or wastes, or other substances that are hazardous, acutely hazardous, explosive, dangerous, flammable, radioactive or toxic and that are defined or regulated as such under Environmental Laws, including the federal Comprehensive Environmental Response, Compensation and Liability Act and the federal Resource Conservation and Recovery Act, and including (i) petroleum or petroleum products, asbestos or asbestos-containing materials, lead or lead-based materials, polychlorinated biphenyls or greenhouse gases, and (ii) in the United States, all substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. Section 300.5.

“Maturity Date” has the meaning assigned to such term in that certain Bond Deed of Trust, dated as of October 13, 2006, by and between NEH, as issuer, and The Bank of New York, as trustee.

“NEH” means Nuclear Energy Holdings, L.L.C., a Delaware limited liability company and wholly owned subsidiary of the Company.

“Net Indebtedness for Borrowed Money” of the Company means, as of any date, (i) all Indebtedness for borrowed money which the Company or any of its Subsidiaries is obligated or which is binding on the Company or any of its Subsidiaries or any of their respective property, calculated on a consolidated basis without duplication in accordance with GAAP less (ii) any cash or letters of credit that have been posted with the trustee or any similar third party for the purposes of redeeming or repaying any such Indebtedness for borrowed money.

                                                                           -93-

“Order” means any order, judgment, judicial decision, ruling, injunction (preliminary or permanent), assessment, award, decree or writ of any Governmental Entity.

“Owned Real Property” means all real property owned by the Company or any Subsidiary of the Company.

“Permitted Encumbrances” means: (i) Encumbrances that relate to Taxes, assessments and governmental charges or levies imposed upon the Company that are not yet due and payable or that are being contested in good faith by appropriate proceedings and for which reserves have been established on the most recent financial statements included in the Company SEC Documents filed prior to the date of this Agreement, (ii) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure obligations to local or state Governmental Entities in connection with the receipt of funds or other benefits from such Governmental Entity relating to capital projects, (iii) mechanics’, carriers’, workers’, repairers’ and similar Encumbrances imposed upon the Company arising or incurred in the ordinary course of business, (iv) other imperfections or irregularities in title, charges, easements, survey exceptions, leases, subleases, license agreements and other occupancy agreements, reciprocal easement agreements, restrictions and other customary encumbrances on title to or use of real property, (v) utility easements for electricity, gas, water, sanitary sewer, surface water drainage or other general easements granted to Governmental Entities in the ordinary course of developing or operating any Site, (vi) any utility company rights, easements or franchises for electricity, water, steam, gas, telephone or other service or the right to use and maintain poles, lines, wires, cables, pipes, boxes and other fixtures and facilities in, over, under and upon any of the Sites, and (vii) any encroachments of stoops, areas, cellar steps, trim and cornices, if any, upon any street or highway; provided, however, that in the case of clauses (iv) through (vii), none of the foregoing, individually or in the aggregate, materially adversely affect the continued use of the property to which they relate in the conduct of the business currently conducted thereon, and (viii) as to any Leased Real Property, any Encumbrance on the fee interest of such Leased Real Property.

“Person” means a natural person, sole proprietorship, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated society or association, a “group” (as defined under Section 13(d)(3) of the Exchange Act), joint venture, Governmental Entity or other legal entity or organization.

“Put Option Agreements” means, collectively, the US Put Option Agreement and the UK Put Option Agreement.

“Put Price” means, in aggregate, the aggregate “Put Price” (as defined in the US Put Option Agreement) payable pursuant to Section 2.4 of the US Put Option Agreement and the aggregate “Put Price” (as defined in the UK Put Option Agreement) payable pursuant to Section 2.4 of the UK Put Option Agreement; provided  that for purposes of this Agreement, the “Put Price” shall be calculated assuming that no Toshiba Event (as defined in the applicable Put Option Agreement) has occurred.

“Put Right” means a “Put Right” as defined in the US Put Option Agreement or UK Put Option Agreement.

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“SEC” means the United States Securities and Exchange Commission.

“Share Units” means the Pre-Signing Share Units and the Post-Signing Share Units.

“Site” means each location where the Company or any Subsidiary of the Company conducts business, including each Owned Real Property and Leased Real Property.

“Subsidiary” means, with respect to any party, any foreign or domestic Person, whether incorporated or unincorporated, of which (a) such party or any other Subsidiary of such party is a general partner or (b) at least a majority of the voting power to elect a majority of the directors or others performing similar functions with respect to such corporation or other entity is directly or indirectly owned or controlled by such party or by any one or more of such party’s Subsidiaries, or by such party and one or more of its Subsidiaries.

“Tax” or “Taxes” means any and all taxes, charges, fees, duties, levies, or other like assessments, including all net income, gross income, gross receipts, franchise, excise, stamp, property, ad valorem, payroll, withholding, social security (or similar), employment, unemployment, occupation, sales, use, service, license, net worth, severance, transfer, recording, premium, customs duties, capital stock, value added, estimated or other taxes, imposed by any Governmental Entity, together with any interest, penalties, additional amounts or additions to tax imposed with respect thereto.

“Tax Return” or “Tax Returns” means all federal, state, local and foreign tax returns, declarations, statements, reports, schedules, forms and information returns, claims for refund, election or similar statement filed or required to be filed with respect to any Tax.

“Toshiba” means Toshiba Corporation, a Japanese corporation.

“Transaction Documents” has the meaning assigned to such term in that certain Bond Deed of Trust, dated as of October 13, 2006, by and between NEH, as issuer, and The Bank of New York, as trustee.

“Trustee” has the meaning set forth for such term in the 2006 Bond Trust Deed.

“UK Put Option Agreement” means that certain put Option Agreement, dated October 13, 2006, between NEH and Toshiba related to shares in the capital of Toshiba Nuclear Energy Holdings (UK) Limited.

“Unrestricted Cash” means cash or cash equivalents of the Company that (i) would not appear as “restricted” on the Company’s consolidated balance sheet and (ii) will be available to Acquiror on the Closing Date to pay as part of the Cash Consideration.

“US Put Option Agreement” means that certain put Option Agreement, dated October 13, 2006, between NEH and Toshiba related to shares of Class A Stock of Toshiba Nuclear Energy Holdings (US) Inc.

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Section 10.2     Other Definitional and Interpretative Provisions.  The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  Terms defined in the singular in this Agreement shall also include the plural and vice versa.  The captions and headings herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.  References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import.  The phrases “the date of this Agreement,” “the date hereof” and phrases of similar import, unless the context otherwise requires, shall be deemed to refer to the date set forth in the Preamble.  The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”.  The word “will” shall be construed to have the same meaning as the word “shall”.  The term “or” is not exclusive. The parties hereto have participated jointly in the negotiation and drafting of this Agreement.  If any ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

[Signatures on Following Page.]

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IN WITNESS WHEREOF, Acquiror, Acquisition Sub and the Company have caused this Transaction Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

CHICAGO BRIDGE & IRON COMPANY N.V.

By: CHICAGO BRIDGE & IRON COMPANY B.V.

By:  /s/ Philip K. Asherman

      Name:  Philip K. Asherman

      Title:    President and Chief Executive Officer

CRYSTAL ACQUISITION SUBSIDIARY INC

By:  /s/ Richard E. Chandler

      Name:   Richard E. Chandler

      Title:     Authorized Person

THE SHAW GROUP INC.

By:  /s/ J. M. Bernhard

      Name:   J. M. Bernhard

      Title:     President and Chief Executive Officer

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Exhibit 1

EBITDA

Capitalized terms used but not defined in this Exhibit shall have the meanings assigned thereto in the Transaction Agreement to which this Exhibit is attached.

(A)

“Capitalized Lease” of a Person means any lease of property by such Person as lessee which would be capitalized on a balance sheet of such Person prepared in accordance with GAAP.

“Company EBITDA” means, for any period, on a consolidated basis for the Company and its EBITDA Subsidiaries, the sum of the amounts for such period, without duplication, calculated in each case in accordance with GAAP, of (i) EBIT plus (ii) depreciation expense to the extent deducted in computing Consolidated Net Income, plus (iii) amortization expense, including, without limitation, amortization of goodwill and other intangible assets to the extent deducted in computing Consolidated Net Income, plus (iv) non-cash compensation expenses for management or employees to the extent deducted in computing Consolidated Net Income, plus (v) extraordinary, unusual or non-recurring charges otherwise deducted in arriving at Consolidated Net Income for such period arising from (A) the GenOn AQC Project, in an aggregate amount not to exceed $20.1 million and incurred prior to May 31, 2012 and (B) the Dominion project in an aggregate amount not to exceed $88 million and incurred prior to May 31, 2012, plus (vi) to the extent not already included in Consolidated Net Income dividends and distributions actually received in cash during such period from Persons that are not Subsidiaries of the Company (other than NEH), plus (vii) any charges, fees and expenses incurred in connection with the Transactions, plus (viii) charges, expenses and losses incurred in connection with restructuring and integration activities in connection with the Transactions, including in connection with closures of certain facilities and termination of leases, plus (ix) expenses incurred in connection with the Transactions and relating to termination and severance as to, or relocation of, officers, directors and employees.  In addition, EBITDA will exclude the part of the E&C Business that is being sold as if such sale had occurred on the first day of the relevant measurement period.

“Consolidated Net Income” means, for any period, the net income (or deficit) of the Company and its EBITDA Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP, but excluding in any event (a) any extraordinary gain or loss (net of any tax effect) and (b) net earnings of any Person (other than a Subsidiary) in which the Company or any EBITDA Subsidiary has an ownership interest unless such net earnings shall have actually been received by the Company or such EBITDA Subsidiary in the form of cash distributions.

“EBIT” means, for any period, on a consolidated basis for the Company and its EBITDA Subsidiaries, the sum of the amounts for such period, without duplication, calculated in each case in accordance with GAAP, of (i) Consolidated Net Income, plus (ii) Interest Expense to the extent deducted in computing Consolidated Net Income, plus (iii) charges against income for foreign, federal, state and local taxes to the extent deducted in computing Consolidated Net Income, plus (iv) any other non-recurring non-cash charges (excluding any such non-cash charges to the extent any such non-cash charge becomes, or is expected to become, a cash charge in a later period)

                                                                           -98-

to the extent deducted in computing Consolidated Net Income, plus (v) extraordinary losses incurred other than in the ordinary course of business to the extent deducted in computing Consolidated Net Income, minus (vi) any non-recurring non-cash credits to the extent added in computing Consolidated Net Income, minus (vii) extraordinary gains realized other than in the ordinary course of business to the extent added in computing Consolidated Net Income.

“EBITDA Subsidiary” means any Subsidiary of the Company, other than NEH and any Subsidiary of NEH.

“GAAP” means United States generally accepted accounting principles, calculated in a manner consistent with the accounting policies specified in the notes to the Company Financial Statements

“Hedging Arrangements” is defined in the definition of Hedging Obligations below.

“Hedging Obligations” of a Person means any and all obligations of such Person, whether absolute or contingent and howsoever and whensoever created, arising, evidenced or acquired (including all renewals, extensions and modifications thereof and substitutions therefor), under (i) any and all agreements, devices or arrangements designed to protect at least one of the parties thereto from the fluctuations of interest rates, commodity prices, exchange rates or forward rates applicable to such party’s assets, liabilities or exchange transactions, including, but not limited to, dollar-denominated or cross-currency interest rate exchange agreements, forward currency exchange agreements, interest rate cap or collar protection agreements, forward rate currency or interest rate options, puts and warrants or any similar derivative transactions (“Hedging Arrangements”), and (ii) any and all cancellations, buy backs, reversals, terminations or assignments of any of the foregoing.

“Interest Expense” means, for any period, the total gross interest expense of the Company and its consolidated EBITDA Subsidiaries, whether paid or accrued, including, without duplication, the interest component of Capitalized Leases, commitment and letter of credit fees, the discount or implied interest component of Off-Balance Sheet Liabilities, capitalized interest expense, pay-in-kind interest expense, amortization of debt documents and net payments (if any) pursuant to Hedging Arrangements relating to interest rate protection, all as determined in conformity with GAAP.

“Off-Balance Sheet Liabilities” of a Person means (a) any repurchase obligation or liability of such Person or any of its Subsidiaries with respect to Receivables sold by such Person or any of its Subsidiaries, (b) any liability of such Person or any of its Subsidiaries under any sale and leaseback transactions which do not create a liability on the consolidated balance sheet of such Person, (c) any liability of such Person or any of its Subsidiaries under any financing lease or so-called “synthetic lease” or “tax ownership operating lease” transaction, or (d) any obligations of such Person or any of its Subsidiaries arising with respect to any other transaction which is the functional equivalent of or takes the place of borrowing but which does not constitute a liability on the consolidated balance sheets of such Person and its Subsidiaries.

“Receivable(s)” means and includes all of the Company’s and its consolidated EBITDA Subsidiaries’ presently existing and hereafter arising or acquired accounts, accounts receivable, and all present and future rights of the Company or its EBITDA Subsidiaries, as applicable, to payment for goods sold or leased or for services rendered (except those evidenced by instruments or chattel

                                                                           -99-

paper), whether or not they have been earned by performance, and all rights in any merchandise or goods which any of the same may represent, and all rights, title, security and guaranties with respect to each of the foregoing, including, without limitation, any right of stoppage in transit.

(B)

1.	Consolidated Net Income	+ $____________
2.	Interest Expense	+ $____________
3.	taxes	+ $____________
4.	non-recurring non-cash charges (excluding any such charge to the extent it becomes a cash charge)	+ $____________
5.	extraordinary losses incurred other than in the ordinary course of business	+ $____________
6.	non-recurring non-cash credits	- $____________
7.	extraordinary gains realized other than in the ordinary course of business	- $____________
8.	EBIT	= $____________
9.	depreciation expense	+ $____________
10.	amortization expense	+ $____________
11.	non-cash compensation expense	+ $____________
12.	GenOn AQC Project expense	+ $____________
13.	Dominion project expense	+ $____________
14.	dividends and distributions received in cash	+ $____________
15.	charges, fees and expenses in connection with the Transactions	+ $____________
16.	charges, expenses and losses incurred in connection with restructuring and integration activities in connection with the Transactions	+ $____________
17.	expenses incurred in connection with the Transactions and relating to termination, severance or relocation	+ $____________
18.	EBITDA	= $____________

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